2006 ANNUAL REPORT

THE Scotts Miracle-Gro COMPANY

A History of Leadership in Lawn and Garden


06064944


RECD S.E.C.
DEC 2 / 2006
1086

Net Sales
(in billions of dollars)


1.77
1.94
2.11
2.37
2.70
02
03
04
05
06

Diluted Earnings Per Share+
(in dollars)


Reported
Adjusted*
1.30
1.65
1.62
1.79
1.52
2.03
1.47
2.21
1.91
2.62
02
03
04
05
06

Net Income
(in millions of dollars)


Reported
Adjusted*
82.5
104.3
103.8
114.7
100.9
135.3
100.6
151.4
132.7
181.9
02
03
04
05
06

+ Adjusted for stock split   * Excludes restructuring and other non-recurring charges

Our strategy is clearly articulated with three simple words – Gro, Excel, Win. And by successfully executing our plans we strive to build what only the world's greatest companies enjoy – an enduring franchise.

We will Gro by ...

- Focusing on our core business
- Extending our reach into new markets
- Providing products for garden-inspired lifestyles
- Using knowledge about consumers to better serve their needs

We will Excel by ...

- Developing a high-performance culture
- Driving innovation in all areas
- Forging stronger relationships with our retail partners
- Strengthening our infrastructure
- Demonstrating corporate responsibility

We will Win by ...

- Creating a dynamic, productive workplace
- Increasing our market share
- Enhancing shareholder value
- Making a positive difference in our communities

About the cover *In 2007, Scotts Miracle-Gro will celebrate its 100th anniversary as a consumer-focused company. Though founded in 1868 in Marysville, Ohio, the Company did not begin marketing products to consumers until 1907, when it began selling grass seed through the U.S. Mail. Throughout our history, advertising has been a critical element to our success. The cover of this year's Annual Report is a reproduction of a 1959 photograph that originally was used in an advertisement in LIFE magazine.*


Miracle-Gro
Moisture Control
ORTHO
Scotts
Turf Builder

Net Sales $2.70 billion


71% North America
15% International
8% Scotts LawnService
6% Smith & Hawken



Dear Shareholder,

When the founders of our Company began selling grass seed to consumers in 1907, surely they had visions of success. It's doubtful, though, they could have imagined just how far ScottsMiracle-Gro would travel along the way. And although we will commemorate the centennial of our consumer business in 2007, we believe our journey has just begun.

By continuing to leverage the foundation we inherited – strong brands, a commitment to innovation and an unrivaled relationship with the consumer – we now look forward to our next century of success.

The Company's most recent results provide good reason for our continued optimism. Fiscal 2006 was another record year for ScottsMiracle-Gro as we improved our market share and reported sales of $2.7 billion, up 14 percent from 2005. Adjusted net income improved 20 percent to a record $181.9 million. These strong results were driven by the strength of our core North American business, the continued momentum of Scotts LawnService and an effort launched in 2005, called Project Excellence, which reduced expenses by about $50 million before reinvestments.

Twenty percent growth in any year is worth noting. We are especially pleased that our record results in 2006 came in the face of continued raw material pressures as well as other challenges. For example, our International business was hampered by category declines in much of Europe and fell short of expectations, though it gained market share. Smith & Hawken was impacted by a supplier disruption and unexpected costs and posted a loss for the year, although sales improved 6 percent.

Overall, we're pleased with our company-wide results for 2006, which allowed us to continue building upon a track record of long-term success and a commitment to excellence. In the past five years, sales and adjusted net income have improved by a compounded annual growth rate of 10 and 23 percent, respectively. Additionally, the business has generated more than $700 million of free cash flow since 2001, allowing us to steadily improve our balance sheet. This strength has provided us with significant flexibility as we consider our options in managing our business for continued long-term growth and enhanced shareholder value.

We are now poised to put that flexibility to work.

Shareholders benefit from strength

Given our strong performance and consistent cash flow, ScottsMiracle-Gro began paying a regular quarterly dividend in fiscal 2005 and, last year, launched a five-year $500 million share repurchase. In 2006, we began executing this program and repurchased approximately $90 million of shares. Now we have decided to be even more aggressive in returning cash to shareholders.

Based on our continued confidence in the core business, our Board of Directors has recently approved plans to return $750 million to shareholders in the second quarter of fiscal 2007. Up to $250 million of shares will be repurchased, with the balance to be distributed through a special dividend. To fund this program, we will be recapitalizing our balance sheet and increasing our debt facilities.



Even with the increased leverage, ScottsMiracle-Gro will maintain the ability to pursue targeted, strategic acquisitions in adjacent categories that leverage our core competencies. We will continue making the necessary investments in the existing portfolio to drive sustained growth, while also retaining the financial flexibility necessary to protect the Company against unforeseen events or operational downturns.

This recapitalization will create a more efficient capital structure based on the continued confidence in the strength and stability of our cash flows. It also recognizes there are no significant acquisitions currently on the horizon. Our strategy is for debt levels to return to equivalent 2006 levels by 2011, the end of our current strategic planning cycle.

During that period, investors also should expect to see a renewed focus on improving gross margins. Over the past three years, gross margins have been diluted by increased commodity prices, acquisitions and unfavorable product mix. Going forward, we will aggressively aim to improve margins through innovation, a focus on marketing higher-margin products and a pricing strategy focused on maintaining our margin rate.

We also must make a greater commitment to improving our return on invested capital. Although ROIC has improved by more than 200 basis points during the past five years, our improvements to this metric have been less impressive over the past two years. Our goal is to improve ROIC by at least another 150-250 basis points within five years.

Of course, the success of each of our business units will be key to our success. Let me provide a brief overview on the results delivered by each of these businesses in 2006, as well as our outlook for the future.

North America

In a season challenged by $3-a-gallon gasoline prices and concerns about the financial health of the consumer, our core business reported its best year ever in fiscal 2006. We increased by 18 percent our investment in advertising and consumer-focused trade programs, resulting in a 10-percent improvement in


Scotts

consumer purchases of our products, with strength in nearly every product category.

Strong consumer demand translated into ongoing support from our retail partners and a 15 percent increase in sales, 8 percent when excluding the impact of acquisitions. Operating profit in the business improved by 11 percent.

Our continued focus on customer service was evident again as our fill rates to our major retail partners exceeded 99 percent, an all-time high.

For 2007, we are optimistic that an array of targeted new lawn fertilizer products and continued excitement for Miracle-Gro® LiquaFeed® – which we introduced in 2006 – will result in strong consumer demand and sales growth in the high single digits. (NOTE: We provide a detailed discussion of our North American business on pages 6 through 15 of this report).

International

The overall European consumer lawn and garden market had a tough year in 2006, reinforcing our belief that a consolidation of this market is needed. Even without such an impetus, we have made progress and gained share in the marketplace. We were especially pleased that our European growing media business – which will continue to be a major focus – was up 16 percent for the year. In fact, sales of Miracle-Gro® branded soils in the UK increased nearly 50 percent, and we're optimistic that we can continue to drive growth in the value-added growing media business, just as we have in the U.S.

For fiscal 2006, International sales declined 5 percent, or 2 percent excluding the impact of foreign exchange rates. Although the business remains solidly profitable, operating profits, excluding restructuring, declined by 17 percent.

There is no debate that this business unit has faced challenges in recent years and must improve. While we believe near-term consolidation in the market is unlikely without a catalyst, we remain firm in our belief that ScottsMiracle-Gro is well served in the long-term by maintaining its global presence.

We also remain optimistic that International can generate meaningful growth in the future and that its results can keep pace with the rest of the organization. To succeed against these goals, we must continue to outperform the competition and find further synergies between this business and North America.

Smith & Hawken

The potential of the outdoor living business remains obvious from the high level of interest in this competitive category. In Smith & Hawken, we are pleased to possess the most important brand in the space as well as an increasingly stronger understanding of the outdoor living consumer.

In its second year since we acquired this business, Smith & Hawken reported sales growth of 6 percent in 2006 while making significant strides in advancing our strategic plan. The first year of our partnership with Target exceeded our goals and set the stage for further improvement. During the year, we also opened two new flagship stores. We are excited by the potential of these new stores and the new merchandising opportunities they provide.

We also introduced a strong new management team, which is taking Smith & Hawken back to its roots with a greater focus on the gardening experience. While the business did not reach profitability in 2006, we are not discouraged. Investors should recognize Smith & Hawken was never planned to be a 'quick win' for ScottsMiracle-Gro. In taking a long-term approach to running this Company, we look to strike a balance between near-term wins and long-term opportunity. In that context, we're convinced of the potential for outdoor living and look forward to continue making progress against our vision in 2007 and beyond.

Scotts LawnService

This fast-growing business maintained its momentum in 2006 with 29 percent sales growth, nearly all of which was organic. Our customer count grew by 12 percent to nearly 450,000 and our trailing 52-week retention rate at fiscal year-end was 70 percent, significantly better than our largest competitor.

We enjoyed better than expected results with our higher-end program offerings, which helped us offset lower sales of value-priced offerings as well as higher than expected product, labor and sales costs. And we believe we have continued opportunity to build the high end of the market going forward.

For 2007, we continue to expect sales growth in the business to exceed 15 percent, and we believe our goal to reach operating margins in the low teens remains achievable.

Our Vision: An Enduring Franchise

A year ago in this space, I wrote that we aspire to build "an enduring franchise," in other words "an enterprise that continues to win in the marketplace by clearly owning the relationship with its consumers, leveraging its core strengths and continuing to distance itself from the competitors."

We are firmly committed to this goal and it is one that I am confident we can reach. I am equally confident we can build an enduring franchise while also using our financial strength and flexibility to share our success with our shareholders.

I continue to believe that ScottsMiracle-Gro has evolved as one of the truly unique companies in America. As we celebrate our 100th anniversary as a consumer-focused company, I can speak for each of our more than 6,000 associates in saying we are proud of what we have accomplished.

More importantly, we are energized by the opportunities that still lie ahead.

Regards,



JIM HAGEDORN
PRESIDENT, CHIEF EXECUTIVE OFFICER
AND CHAIRMAN
THE SCOTTS MIRACLE-GRO COMPANY
DECEMBER 2006

Consumers frequently tell us they learned about lawn care from their fathers – the same person who taught them that ScottsMiracle-Gro products are the key to success. In addition to their indisputable environmental benefit, lawns provide the perfect family playground. The photo on the right shows a Scotts Turf Builder magazine ad from the 1960s.


Turf Builder

A history of innovation that drives continued growth

From our first consumer grass seed offering in 1907 to the introduction of Miracle-Gro® LiquaFeed® a century later, ScottsMiracle-Gro has a history of bringing the industry's most innovative and effective products to the marketplace.

Our goal is not to drive innovation simply because we can. Rather, we strive to make lawn and garden care easier and more enjoyable for the tens of millions of consumers who have used our products over the years. There is no doubt we are succeeding.

Innovation at ScottsMiracle-Gro starts with our unique understanding of the consumer and the importance that lawn and garden activity plays in their lives. By using this knowledge, we are developing new products that allow us to continually strengthen our relationship with the consumer and drive our business higher. In the past three years, for example, new products have accounted for more than $150 million in sales and a substantial percentage of our growth in the core North American consumer business.

The most recent example came just last year when Miracle-Gro® LiquaFeed® became our most successful new product launch ever with sales of nearly $40 million. The goal and design of the product was simple – to provide gardeners with an easy-to-use way to feed and water their plants simultaneously. LiquaFeed® not only succeeded, but reinvigorated the plant food category, resulting in an 11 percent increase in consumer purchases of plant food for the full year. Household penetration of LiquaFeed® remains in the single digits, however, giving us confidence that it will continue to drive growth in the plant food category for several years.

LiquaFeed® was just one of the products that helped the North America segment report 15 percent sales growth for the year – 8 percent excluding acquisitions – and operating income improvement of 11 percent. Despite macroeconomic issues like higher gasoline prices and interest rates, which cast doubt on the 'health' of the consumer during the peak of our season, consumer purchases across this

Our heritage of innovation...

From our earliest days as a consumer products company, ScottsMiracle-Gro was focused on bringing innovative products to the market.



1928
1947
1951
1958
1960
SCOTTS
GRASS
WEED FEED
Miracle-Gro
Halts

North America Sales
Compounded Annual Growth Rate: 8%
(in millions of dollars)



1,380
1,461
1,569
1,668
1,914
02
03
04
05
06



Scotts
Turf Builder

According to the National Gardening Association, a record 91 million Americans are now participating in gardening at some level. The number of consumers using our products also is at record levels. In 2006, consumer purchases of our products increased by 10 percent – a metric that has improved by at least 7 percent each year since 2001.

...remains with us today

New products accounted for more than $150 million of sales over the past three fiscal years. This timeline shows some of our most recent successes.


Moisture Control
Potting Mix
Shake 'n Feed

2001

2002


Season Long

2004



2005


Scotts
Southern Turf Builder
Turf Builder
Fire Ant Killer

2005

2006



business increased by 10 percent, a metric that has improved by at least 7 percent each year since 2001.

At year-end, our estimated U.S. market share stood at more than 52 percent and our core brands – Scotts®, Miracle-Gro®, Ortho® and Roundup* – continued to maintain market-leading positions in grass seed, lawn fertilizer, spreaders, plant food, potting mix, garden soil, insect control and weed control.

We expect continued momentum in the North American consumer business for fiscal 2007 and beyond. Our ability to continue outperforming our competitors will be dependent on further leveraging our core competitive advantages, starting with a commitment to innovation.

Indeed, our history is a case study of product innovation that has driven sustained growth and enhanced shareholder value. The milestones on the next page outline just a few of our most important product innovations.

Every one of the products on this timeline remains in our portfolio today and continues to grow. For example, consumer purchases of Turf Builder® fertilizer – which was introduced nearly 80 years ago – improved by 24 percent in 2006. As a company, our ability to balance ongoing support of franchise products like Turf Builder® while also investing in innovation has been critical to our sustained growth.

Going forward, investors should expect ScottsMiracle-Gro to work even harder to maintain this balance. For example, because nearly half of all homeowners still don't actively engage in lawn care, many of our efforts will remain focused on building participation in the category. We believe the introduction in 2007 of natural and organic lawn fertilizers marketed under the Scotts® brand will play a key role in reaching a broader audience.

Whether it's a new product or one that has been in the marketplace for years, consumers know that our commitment to innovation means they can expect superior performance from ScottsMiracle-Gro. And building upon that consumer trust will remain a critical part of our continued success.

* Roundup is a registered trademark of Monsanto Technology, LLC.

History of Innovation

1907: The Company began selling grass seed to consumers

1928: Turf Builder® introduced, recognizing turf has unique nutritional needs

1946: ScottsMiracle-Gro became – and remains – the only company in the industry to maintain a full-time research division

1947: Introduction of the first combined weed control and fertilizer product (today marketed as Turf Builder® Plus 2®)

1951: Miracle-Gro® water soluble plant food introduced

1958: Halts® introduced as the first combination fertilizer and crabgrass preventer

1971: The rotary spreader introduced, making fertilizer application easier

1997: Miracle-Gro® Potting Mix introduced, making it easier for gardeners to succeed at growing container plants

2003: Ortho® Season Long Grass and Weed Killer introduced, making weed control easier than ever

2006: Miracle-Gro® LiquaFeed® introduced, allowing gardeners to feed and water their plants in one easy step


DELUXE
Scotts


Scotts


Miracle-Gro


Roundup


ORTHO

There are few activities that can bring the generations together like gardening. Our consumer research suggests that today's most avid gardeners grew up in a family of gardeners. In fact, this family connection has been key to many of our communications over the years, including this portrait (right) commissioned by Miracle-Gro in the early 1980s, by artist Joe Cstari.



Our communications build relationships that drive growth

"Know-how is a prime ingredient of a good lawn"

– Lawn Care® magazine Vol. 1 No. 1

Those words appeared in 1928 in the inaugural issue of one of our first communications programs aimed at consumers. That first edition of Lawn Care® magazine reached 5,000 consumers and was likely considered an aggressive marketing effort at the time.

Today, our messages make hundreds of millions of impressions a year through advertising, in-store displays, the Internet and – yes – through Lawn Care® magazine as well. Soon celebrating its 80th anniversary, the publication now reaches nine million homes a year, providing them with some of the same type of 'know how' that our founders communicated decades ago.

Indeed, consumer relationships have always been key to the success of ScottsMiracle-Gro. That is why we continue to seek opportunities to reinvest in our brands and increase the rate of advertising spending whenever possible. In fiscal 2006, for example, spending on advertising and consumer-focused promotions with our retail partners increased by 18 percent. The result? Consumer purchases of our products reached new records and increased 10 percent during the year.

Our experience shows a clear correlation between advertising spending and sales growth. The chart shown on the following page demonstrates how consumer purchases of our new LiquaFeed® product corresponded with weekly changes in advertising spending. We have a similar response in several other product categories as well.

Over the past three years, total advertising spending has increased 41 percent to $137 million. That increase has allowed us to put additional spending behind key products such as Turf Builder® Plus 2®, Ortho® Bug B Gon Max®, Ortho® Home Defense® and Miracle-Gro® Garden Soil. Consumer purchases of those products over the past three years have increased 18, 39, 44 and 79 percent, respectively.

80 years of Lawn Care® magazine

From humble beginnings, this direct mail effort now has an annual distribution to nine million homes.


1936
1941
1960s
THE Lawn Care WEED BOOK
1967
1970
LAWN CARE
2002
LAWN & GARDEN CARE
2006
CELEBRATE Spring!

Our commitment to advertising has been an essential ingredient in our growth and success since the early days of our Company. Today, more than 85 percent of advertising impressions in the lawn and garden industry come from ScottsMiracle-Gro. From TV to print to the Internet, we will continue to find new ways to communicate with our consumers.

Advertising has been key to growth

From TV to print to NASCAR, we make billions of consumer impressions annually.



1960s



1970s



Get more from your garden

1980s



1990s



All Weeds.
All Gone.
All Season.

2000s

2006



While TV advertising results in more than eight billion consumer impressions a year and remains critical to the continued growth and success of our core brands, we recognize that other outlets also provide opportunity.

Since 2004, ScottsMiracle-Gro has been a sponsor with Rousch Racing in the NASCAR Nextel Cup Series, the NASCAR Busch Series and the NASCAR Craftsman Truck series. We estimate that we have generated more than 70 million consumer impressions related to this sponsorship and have plans in place for even stronger NASCAR-related marketing in 2007 that include a primary sponsorship with popular driver Carl Edwards in the NASCAR Busch Series.

While the vast majority of our advertising is directed at our core North American brands, we believe it has a halo effect for our fast-growing Scotts LawnService business. Because consumer awareness of the Scotts® brand exceeds 95 percent, Scotts LawnService has a clear competitive advantage in using the Scotts® brand in marketing efforts – which includes distribution of more than 20 million pieces of direct mail each year.

LiquaFeed®
Creating awareness drove highly responsive POS in 2006.



JAN
FEB
MAR
APR
MAY
JUN
JUL
Consumer Purchases
Advertising Spending

Of course, for all of our businesses, the Internet continues to play a larger role in our communications with consumers. Our award-winning Web site, www.scotts.com, allows us to communicate even more broadly and effectively.

Last year, nearly five million visitors came to the site, which is geared to answer nearly any lawn and garden question while providing homeowners with reminders about the appropriate use of our products and the Company's commitment to environmental stewardship and corporate governance.

We continue to use our Web site to conduct 'permission marketing,' which allows users to request information from ScottsMiracle-Gro on a regular basis throughout the growing season. As a result, we sent nine million e-mail reminders to consumers in 2006, telling them when it was time to feed their lawn, treat pests in their area and take the other steps necessary to maintain a healthy lawn and beautiful garden.



Our Smith & Hawken business also has seen great results from the Internet. When the business redesigned its Web site in 2006, sales improved dramatically in the first month. Online sales of Smith & Hawken® products comprise about 15 percent of total sales, a number that has been growing quickly over the past two years.

No matter what medium we use, our communications with the consumer have created a competitive advantage for ScottsMiracle-Gro – one that we intend to continue to improve upon and leverage for further growth.


Turf Builder

Springtime in the garden center sparks creative energy and excitement about a new growing season. Ensuring that consumers are able to find our products on retail shelves is critical to our success – and an area where we have seen continuous improvement. But our commitment to industry-leading customer service has been evident since the earliest days of our Company.



Customer service: an ongoing commitment to excellence

Even in the earliest days of ScottsMiracle-Gro – long before anyone coined the term 'supply chain' – our founders understood the importance of getting accurate shipments of product to consumers on time. In the late 1800s, when the Company focused on farmers, products were delivered by horse-and-buggy. In 1907, when we first sold grass seed to consumers, we depended on the U.S. Mail.

Today, our products are sold to the world's largest and most sophisticated retailers, meaning speed and order accuracy have never been more critical. Our commitment to customer service and supply chain excellence is manifested in our investment in state-of-the-art systems and processes, which have made us one of the world's best suppliers of seasonal products.

In 2006, our order fill rate improved to a record 99.2 percent. This critical metric has been rising even as we drive costs out of our supply chain and improve inventory turns. In fact, our inventory turns of finished goods last year were 60 percent better than in 2001. We expect even better performance in 2007.

Once products are in the store, our industry-leading sales force takes over. By building effective merchandising displays and working directly with consumers, this team is also responsible for helping to drive sales through the cash register.

But getting products on and off the retail shelf is just part of where we excel. We also have a long history as the industry leader in manufacturing.

ScottsMiracle-Gro became the first manufacturer of controlled-release fertilizer for consumer use in 1956. We introduced major improvements in the decades that followed until our industry-leading introduction of new patented technology in 1992 that transformed our manufacturing efforts while improving product performance and reducing manufacturing costs.

Today, ScottsMiracle-Gro believes it is the lowest cost producer of lawn fertilizer in the marketplace. That fact, coupled with our commitment to improving our customer service at all levels, provides us with a competitive advantage that will remain critical to our ongoing success.

A history of supply chain excellence


1907
1960
1963
2006

Order fill rates
– which measures the accuracy of our shipments – continue to improve.


91.3%
97.5%
97.5%
98.0%
98.1%
99.2%
01
02
03
04
05
06


NEW!
Miracle-Gro
LIQUAFEED
All Purpose Plant Feeding

The Chairman's Award program is the premier showcase of ScottsMiracle-Gro's high-performance culture, a 'best of the best' recognition that illustrates the commitment associates have to living Gro*Excellence* in everything they do. In 2006, the annual award was given to 29 individuals, all of whom exceeded expectations during the year with contributions that drove significant results throughout the Company.

A high performance culture is the engine of growth

A committment to excellence and making things happen is a trait common among ScottsMiracle-Gro associates. High performance is at the heart of our Gro*Excellence* culture to Gro, Excel and Win in everything we do. Looking back over the year, this drive was evident in many ways. Through a strong team effort, we:

- Increased our core lawn and garden business in all key categories, including our most successful new product launch ever
- Integrated acquisitions that made us stronger in our growing media, grass seed and wild bird food businesses
- Earned top awards from our retail partners for helping to drive their success
- Connected with consumers in meaningful ways through effective advertising, merchandising, in-store counseling, Web sites and e-communications
- Improved profitability with a year-long focus on controlling expenses

These key achievements and many others continue to keep ScottsMiracle-Gro the industry leader.

With a tradition of associate recognition, this year, the Company elevated its celebrations with the new Chairman's Award program, which pays tribute to significant Gro*Excellence* contributions. We are excited to present the FY 2006 top honorees in this report. They represent over 6,000 talented associates around the world who are responsible for ScottsMiracle-Gro's success.

At the Left *Backed by four years of intense research and development, Miracle-Gro® LiquaFeed® Plant Feeding System had nearly $40 million in sales in its first year, making it the Company's most successful new product introduction. The Chairman's Award honored these associates responsible for LiquaFeed's technical design creation and launch: (clockwise, from far left) Jon Moyer, Brian Birrenkott, Rich Foster, Paul Havlovitz, Steve Cichy, Tom Danniger, and Bonny Beetham.*

Below *Chairman's Award recipients Pam Kuryla (left) and Melanie Hoffman designed ScottsMiracle-Gro's comprehensive* **Live** *Total Health initiative, which focuses on improving associates' physical, financial and personal wellness.*



Gro *Excellence*
In Everything We Do



Leadership Team

James Hagedorn
President, Chief Executive Officer
and Chairman of the Board
Joined ScottsMiracle-Gro in 1995

David M. Aronowitz
Executive Vice President,
General Counsel and
Corporate Secretary
Joined ScottsMiracle-Gro in 1998

David C. Evans
Executive Vice President,
Chief Financial Officer
Joined ScottsMiracle-Gro in 1993

Christopher L. Nagel
Executive Vice President,
North America
Joined ScottsMiracle-Gro in 1998

Denise S. Stump
Executive Vice President,
Global Human Resources
Joined ScottsMiracle-Gro in 2000

Board of Directors

Mark R. Baker
President, Chief Executive Officer
and Director,
Gander Mountain Company
Outdoor retailer
Chair of Governance & Nominating Committee and Member of Compensation & Organization Committee
Board member since 2004

Gordon F. Brunner
Chief Technology Officer (retired),
The Procter & Gamble Company
Manufacturer of family, personal and household care products
Chair of Innovation & Technology Committee and Member of Governance & Nominating Committee
Board member since 2003

Arnold W. Donald
President and Chief Executive Officer,
Juvenile Diabetes Research
Foundation International
A non-profit research organization
Chair of Compensation & Organization Committee
Board member since 2000

Joseph P. Flannery
President, Chief Executive Officer
and Chairman of the Board,
Uniroyal Holding, Inc.
Investment management company
Member of both Compensation & Organization and Governance & Nominating Committees
Board member since 1987

James Hagedorn
President, Chief Executive Officer
and Chairman of the Board,
The Scotts Miracle-Gro Company
Board member since 1995

Thomas N. Kelly Jr.
Former Executive Vice President,
Transition Integration,
Sprint Nextel Corporation,
Global communications company
Member of both Audit and Compensation & Organization Committees
Board member since 2006

Katherine Hagedorn Littlefield
Chair,
Hagedorn Partnership, L.P.
Private investment partnership
Member of both Finance and Innovation & Technology Committees
Board member since 2000

Karen G. Mills
Managing Director and Founder,
Solera Capital
Private equity firm
Chair of Finance Committee and Member of Audit Committee
Board member since 1994

Patrick J. Norton
Executive Vice President and
Chief Financial Officer (retired),
The Scotts Company
Member of Finance Committee
Board member since 1998

Stephanie M. Shern
Founder,
Shern Associates LLC
Retail consulting and business advisory firm
Chair of Audit Committee
Board member since 2003

John M. Sullivan
Independent director for
several companies
Member of Audit Committee
Board member since 1994
(Planned Retirement January 2007)

John Walker, Ph.D.
Chairman,
Advent International plc, Europe
Private equity management company
Member of Finance Committee
Board member since 1998
(Planned Retirement January 2007)

THE SCOTTS MIRACLE-GRO COMPANY
2006 FINANCIAL RESULTS

TABLE OF CONTENTS

Five-Year Summary(1)
For the fiscal year ended September 30,
(in millions, except per share amounts)

	2006(2)	2005(3)	2004	2003	2002
OPERATING RESULTS(4):					
Net sales	$2,697.1	$2,369.3	$2,106.5	$1,941.6	$1,772.9
Gross profit	955.9	860.4	792.4	701.7	649.4
Income from operations	252.5	200.9	252.8	231.6	238.4
Income from continuing operations (net of tax)	132.7	100.4	100.5	103.2	100.5
Net income	132.7	100.6	100.9	103.8	82.5
Depreciation and amortization	67.0	67.2	57.7	52.2	43.5
FINANCIAL POSITION:					
Working capital	445.8	301.6	396.7	364.4	278.3
Current ratio	1.9	1.6	1.9	1.8	1.6
Property, plant and equipment, net	367.6	337.0	328.0	338.2	329.2
Total assets	2,217.6	2,018.9	2,047.8	2,030.3	1,914.1
Total debt to total book capitalization	30.8%	27.7%	41.9%	51.0%	58.3%
Total debt	481.2	393.5	630.6	757.6	829.4
Total shareholders' equity	1,081.7	1,026.2	874.6	728.2	593.9
CASH FLOWS:					
Cash flows from operating activities	182.4	226.7	214.2	216.1	238.9
Investments in property, plant and equipment	57.0	40.4	35.1	51.8	57.0
Cash invested in acquisitions, including seller note payments	122.9	84.6	20.5	57.1	63.0
PER SHARE DATA:					
Basic earnings per common share	$ 1.97	$ 1.51	$ 1.56	$ 1.68	$ 1.41
Diluted earnings per common share	1.91	1.47	1.52	1.62	1.30
Total cash dividends paid	33.5	8.6	—	—	—
Dividends per share(5)	$ 0.50	$ 0.125	—	—	—
Stock price at year-end	44.49	43.97	32.08	27.35	20.85
Stock price range — High	50.47	43.97	34.28	28.85	25.18
Stock price range — Low	37.22	30.95	27.63	21.77	17.23
OTHER:					
Adjusted EBITDA(6)	385.9	291.5	310.5	283.8	281.9
Interest coverage (Adjusted EBITDA/interest expense)(6)	9.7	7.0	6.4	4.1	3.7
Weighted average common shares outstanding	67.5	66.8	64.7	61.8	58.6
Common shares and dilutive potential common shares used in diluted EPS calculation	69.4	68.6	66.6	64.3	63.3

(1) All common share and per share information presented in the above five-year summary have been adjusted to reflect the 2-for-1 stock split of the common shares which was distributed on November 9, 2005 to shareholders of record on November 2, 2005.

(2) Fiscal 2006 includes Rod McLellan Company, Gutwein & Co., Inc. and certain brands and assets acquired from Turf-Seed, Inc. and Landmark Seed Company from the dates of acquisition. See further discussion of acquisitions in Note 5 to Consolidated Financial Statements included elsewhere in this Annual Report.

(3) Fiscal 2005 includes Smith & Hawken® from the October 2, 2004 date of acquisition. See further discussion of acquisitions in Note 5 to Consolidated Financial Statements included elsewhere in this Annual Report.

(4) Operating results includes the following items segregated by accounts impacted on the Consolidated Statements of Operations included with the Consolidated Financial Statements included in this Annual Report.

	For the fiscal year ended September 30,				
	2006	2005	2004	2003	2002
Net sales includes the following relating to the Roundup® Marketing Agreement:					
Net commission income (expense)	$39.9	$ (5.3)	$28.5	$17.6	$16.2
Reimbursements associated with the Marketing Agreement	37.6	40.7	40.1	36.3	33.0
Deferred contribution charge (see Management's Discussion and Analysis and Note 3 of Notes to Consolidated Financial Statements included in this Annual Report)	—	(45.7)	—	—	—
Cost of sales includes:					
Costs associated with the Roundup® Marketing Agreement	37.6	40.7	40.1	36.3	33.0
Restructuring and other charges (income)	0.1	(0.3)	0.6	9.1	1.7
Selling, general and administrative includes:					
Restructuring and other charges	9.3	9.8	9.1	8.0	8.1
Impairment charges	66.4	23.4	—	—	—
Interest expense includes:					
Costs related to refinancings	—	1.3	45.5	—	—
Net income includes:					
Cumulative effect of accounting for intangible assets, net of tax	—	—	—	—	(18.5)

(5) The Company began paying a quarterly dividend of 12.5 cents per share in the fourth quarter of fiscal 2005.

(6) Given our significant borrowings, we view our credit agreements as material to our ability to fund operations, particularly in light of our seasonality. Reference should be made to "RISK FACTORS," in this Annual Report for a more complete discussion of risks associated with the Company's debt and our credit facility and related covenants. Our ability to generate cash flows sufficient to cover our debt service costs is essential to our ability to maintain our borrowing capacity. We believe that Adjusted EBITDA provides additional information for determining our ability to meet debt service requirements. The presentation of Adjusted EBITDA herein is intended to be consistent with the calculation of that measure as required by our borrowing arrangements, and used to calculate a leverage ratio (maximum of 3.75 at September 30, 2006) and an interest coverage ratio (minimum of 3.50 for the year ended September 30, 2006). The Company's leverage ratio was 1.75 at September 30, 2006 and our interest coverage ratio was 9.7 for the year ended September 30, 2006.

In accordance with the terms of our credit facility, Adjusted EBITDA is defined as net income before interest, taxes, depreciation and amortization, as well as certain other items such as the impact of discontinued operations, the cumulative effect of changes in accounting, costs associated with debt refinancings, and other non-recurring, non-cash items effecting net income. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by accounting principles generally accepted in the United States of America, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient to meet cash requirements. Interest coverage is calculated as Adjusted EBITDA divided by interest expense excluding costs related to refinancings.

A numeric reconciliation of net income to Adjusted EBITDA is as follows:

	2006	2005	2004	2003	2002
Net income	$132.7	$100.6	$100.9	$103.8	$ 82.5
Interest	39.6	41.5	48.8	69.2	76.3
Income taxes	80.2	57.7	58.0	59.2	61.6
Deprecation and amortization	67.0	67.2	57.7	52.2	43.5
Loss on impairment	66.4	23.4	–	–	–
Discontinued operations	–	(0.2)	(0.4)	(0.6)	(0.5)
Cumulative effect of change in accounting	–	–	–	–	18.5
Costs related to refinancings	–	1.3	45.5	–	–
Adjusted EBITDA	$385.9	$ 291.5	$310.5	$283.8	$281.9

Reconciliation of Non-GAAP Disclosure Items

This table is part of The Scotts Miracle-Gro Company 2006 Annual Report (the "Annual Report"). The Annual Report includes financial charts and a letter from James Hagedorn, President, Chief Executive Officer and Chairman of the Board, to the shareholders of The Scotts Miracle-Gro Company. Some of the charts and Mr. Hagedorn's letter include non-GAAP financial measures, as defined in SEC Regulation G, of adjusted net income and adjusted diluted earnings per share which exclude costs or gains for discrete projects or transactions. Items excluded during the five-year period ended September 30, 2006 relate to the closure, downsizing or divestiture of certain operations that are apart from and not indicative of the results of operations of the business, costs incurred to refinance the long-term debt of the Company, peat bog income, environmental charges, intangible asset impairment charges, and a deferred contribution charge related to the Roundup® marketing agreement, in each case net of tax. The comparable GAAP measures are reported net income and reported diluted earnings per share. A reconciliation of the GAAP to the non-GAAP measures for the applicable years follows:

The Scotts Miracle-Gro Company

Reconciliation of Non-GAAP Disclosure Items for the Twelve Months Ended September 30, 2006, 2005, 2004, 2003 and 2002

(in millions, except per share data)

	Twelve Months Ended September 30,				
	2006	2005	2004	2003	2002
Net income (loss)	$132.7	$100.6	$100.9	$103.8	$ 82.5
Restructuring and other charges, net of tax	6.1	6.1	6.1	10.9	4.9
Debt refinancing charges, net of tax	–	0.8	28.3	–	–
Impairment of intangibles, net of tax	43.1	14.9	–	–	–
Deferred contribution charge, net of tax	–	29.0	–	–	–
Other charges, net of tax	–	–	–	–	16.9
Adjusted net income	$181.9	$ 151.4	$ 135.3	$ 114.7	$104.3
Diluted earnings per share	$ 1.91	$ 1.47	$ 1.52	$ 1.62	$ 1.30
Restructuring and other charges, net of tax	0.09	0.09	0.09	0.17	0.08
Debt refinancing charges, net of tax	–	0.01	0.42	–	–
Impairment of intangibles, net of tax	0.62	0.21	–	–	–
Deferred contribution charge, net of tax	–	0.43	–	–	–
Other charges, net of tax	–	–	–	–	0.27
Adjusted diluted earnings per share	$ 2.62	$ 2.21	$ 2.03	$ 1.79	$ 1.65

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to provide an understanding of the Company's financial results and condition by focusing on changes in certain key measures from year to year. Management's Discussion and Analysis (MD&A) is organized in the following sections:

- Executive summary
- Results of operations
- Liquidity and capital resources
- Critical accounting policies and estimates
- Management's outlook

On November 9, 2005, The Scotts Miracle-Gro Company distributed a 2-for-1 stock split of the common shares to shareholders of record on November 2, 2005. To enhance comparability going forward, all share and per share information referred to in this MD&A and elsewhere in this Annual Report have been adjusted to reflect this stock split for all periods presented.

On December 12, 2006, The Scotts Miracle-Gro Company announced that its Board of Directors approved in concept a plan of recapitalization encompassing the following actions:

- New senior secured credit facilities aggregating $2.1 to $2.3 billion to replace the existing $1.05 billion senior credit facility.
- Repurchase of The Scotts Miracle-Gro Company's existing $200 million 6⅝% senior subordinated notes.
- Expanding and accelerating the previously announced program to repurchase $500 million common shares. The revised program will be increased to $750 million, with approximately one-third allocated to repurchase common shares and two-thirds toward a special one-time cash dividend.

The recapitalization is expected to be consummated during the second quarter of fiscal 2007. These actions reflect management's confidence in the continued growth of the Company coupled with strong and consistent cash flows that can support higher levels of debt.

Executive Summary

We are dedicated to delivering strong, consistent financial results and outstanding shareholder returns by providing consumers with products of superior quality and value to enhance their outdoor living environments. We are a leading manufacturer and marketer of consumer branded products for lawn and garden care and professional horticulture in North America and Europe. We are Monsanto's exclusive agent for the marketing and distribution of consumer Roundup® non-selective herbicide products within the United States and other contractually specified countries. We entered the North America wild bird food category with the acquisition of Gutwein & Co., Inc. ("Gutwein") in November 2005, and the outdoor living category with the acquisition of Smith & Hawken® in October 2004. We have a presence in Australia, the Far East, Latin America and South America. Also, in the United States, we operate the second largest residential lawn service business, Scotts LawnService. In fiscal 2006, our operations were divided into the following reportable segments: North America, Scotts LawnService®, International, and Corporate & Other. The Corporate & Other segment consists of the Smith & Hawken® business and corporate general and administrative expenses.

As a leading consumer branded lawn and garden company, we focus our consumer marketing efforts, including advertising and consumer research, on creating consumer demand to pull products through the retail distribution channels. In the past three years, we have spent approximately 5% of our net sales annually on media advertising to support and promote our products and brands. We have applied this consumer marketing focus for a number of years, and we believe that we receive a significant return on these marketing expenditures. We expect we will continue to focus our marketing efforts toward the consumer and make additional targeted investments in consumer marketing expenditures in the future to continue to drive market share and sales growth. A portion of our selling, general and administrative cost savings from our long-term strategic improvement plan initiated in fiscal 2005 has been reinvested to strengthen our brands and relationships with consumers. Our spending on advertising in fiscal 2006 increased 12.1% over fiscal 2005 and when combined with promotions, increased 15.2%.

Our sales are susceptible to global weather conditions. For instance, periods of wet weather can adversely impact sales of certain products, while increasing demand for other products. We believe that our past acquisitions have somewhat diversified both our product line risk and geographic risk to weather conditions.

	Percent of Net Sales by Quarter		
	2006	2005	2004
First Quarter	9.3%	10.4%	8.7%
Second Quarter	33.6%	34.3%	35.2%
Third Quarter	38.9%	38.0%	38.2%
Fourth Quarter	18.2%	17.3%	17.9%

Due to the nature of our lawn and garden business, significant portions of our shipments occur in the second and third fiscal quarters. In recent years, retailers have reduced their pre-season inventories placing greater reliance on us to deliver products "in season" when consumers seek to buy our products.

Management focuses on a variety of key indicators and operating metrics to monitor the health and performance of our business. These metrics include consumer purchases (point-of-sale data), market share, net sales (including volume, pricing and foreign exchange), gross profit margins, income from operations, net income and earnings per share. To the extent applicable, these measures are evaluated with and without impairment, restructuring and other charges. We also focus on measures to optimize cash flow and return on invested capital, including the management of working capital and capital expenditures.

The long-term strategic improvement plan ("Project Excellence"), initiated in June 2005, is focused on improving organizational effectiveness, implementing better business processes, reducing SG&A expenses, and increasing spending on consumer marketing and innovation. Net Project Excellence savings are estimated to have increased fiscal 2006 pre-tax earnings by approximately $25.0 million. We incurred approximately $9.7 million in restructuring charges associated with Project Excellence during fiscal 2006 and approximately $36.0 million since the inception of the project.

Improving the performance of our consumer International business continues to be a challenge. This is evidenced by the impairment charges for this business in the first quarter of fiscal 2005 and the fourth quarter of fiscal 2006. Over the past several years, we have reorganized and rationalized our European supply chain and increased sales force productivity. Current efforts are focused on improving our competitive position, continuing to reduce supply chain and SG&A costs within the business, and realigning the organization to better leverage our knowledge of the marketplace and the consumer. We are working towards pan-European category management of our consumer product portfolio. Overall, we have moderated our goals for the consumer International business to reflect the realities of the marketplace.

We continue to view strategic acquisitions as a means to enhance our strong core businesses. Effective October 3, 2005, we acquired all the outstanding shares of Rod McLellan Company ("RMC") for $20.5 million in cash plus assumed liabilities of $6.8 million. RMC is a leading branded producer and marketer of soil and landscape products in the western U.S. This business has been integrated into our existing Growing Media business. Effective November 18, 2005, we acquired Gutwein & Co., Inc. ("Gutwein") for approximately $78.3 million in cash plus assumed liabilities of $4.7 million. Through its Morning Song® brand, Gutwein is a leader in the growing North America wild bird food category, generating approximately $80 million in annual revenues. Morning Song® products are sold at leading mass retailers, grocery, pet and general merchandise stores. This is our first acquisition in the wild bird food category and we are excited about the opportunity to leverage the strengths of both organizations to drive continued growth in this category.

In late May and early June 2006, the Company invested cash of $16.2 million and assumed $5.5 million of liabilities to consummate two acquisitions designed to strengthen the Company's overall global position in the turfgrass seed category. First, the Company completed the acquisition of certain assets, including brands, turfgrass varieties and intellectual property, from Oregon based Turf-Seed, Inc. ("Turf-Seed"), a leading producer of quality commercial turfgrasses for the professional seed business. The transaction includes a 49% equity interest in Turf-Seed Europe, which distributes Turf-Seed's grass varieties throughout the European Union and other countries in the region. Based on future performance, additional contingent consideration estimated at $15.0 million may be due in 2012. Second, the Company completed the acquisition of certain assets of Oregon based Landmark Seed Company, a leading producer and distributor of quality professional seed and turfgrasses, including its brands, turfgrass varieties and intellectual property.

Given the Company's strong performance and consistent cash flows, our Board of Directors has undertaken several actions over the past eighteen months to return cash to our shareholders. We began paying a quarterly cash dividend of 12.5 cents per share in the fourth quarter of fiscal 2005. In fiscal 2006, our Board launched a five-year $500 million share repurchase program pursuant to which we have repurchased 2.0 common shares for $87.9 million.

Most recently, on December 12, 2006, we announced that we intend to implement a recapitalization plan that would expand upon and accelerate returns to shareholders beyond the current $500 million program (which has been canceled) by returning $750 million to our shareholders. Pursuant to this plan, which has been approved in concept by our Board of Directors, we intend to launch a "Dutch auction" tender offer in January 2007 to repurchase up to $250 million of our common shares. Following the consummation of the tender offer and subject to final Board approval, we intend to declare a special one-time cash dividend during the second quarter of fiscal 2007, currently anticipated to be $500 million in the aggregate but subject to revision based on spending for tendered common shares.

In connection with this recapitalization plan, we have received a commitment letter from JPMorgan Chase, Bank of America and Citigroup, subject to the terms and conditions set forth therein, to provide Scotts Miracle-Gro and certain of its subsidiaries the following loan facilities totaling in the aggregate up to $2.1 billion: (a) a senior secured five-year term loan in the principal amount of $550.0 million and (b) a senior secured five-year revolving loan facility in the aggregate principal amount of up to $1.55 billion. The Company will have the ability to increase the aggregate amount of the revolving and term loan facilities by $200 million allocated on a pro rata basis, subject to demand in the syndication process. The new $2.1 billion senior secured credit facilities would replace our existing $1.05 billion senior credit facility. In connection with the recapitalization plan, we also intend to use proceeds from our new credit facilities to repurchase our 6⅝% senior subordinated notes due 2013 in an aggregate principal amount of $200 million.

These actions reflect management's confidence in the continued growth of the Company coupled with strong and consistent cash flows that can support the higher levels of debt necessary to finance this plan, as discussed in the Liquidity and Capital Resources section of this Annual Report. Even with an increase in borrowings under the new credit facilities, we believe we will maintain the capacity to pursue targeted, strategic acquisitions that leverage our core competencies.

Results of Operations

The following table sets forth the components of income and expense as a percentage of net sales for the three years ended September 30, 2006:

	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	64.6	63.7	62.4
Gross profit	35.4	36.3	37.6
Operating expenses:			
Selling, general and administrative	23.6	26.7	25.7
Impairment, restructuring and other charges	2.8	1.4	0.4
Other income, net	(0.4)	(0.3)	(0.5)
Income from operations	9.4	8.5	12.0
Costs related to refinancings	—	0.1	2.2
Interest expense	1.5	1.8	2.3
Income before income taxes	7.9	6.6	7.5
Income taxes	3.0	2.4	2.8
Income from continuing operations	4.9	4.2	4.7
Income from discontinued operations	—	—	—
Net income	4.9%	4.2%	4.7%

Net Sales

Consolidated net sales for fiscal 2006 increased 13.8% to $2.70 billion from $2.37 billion in fiscal 2005. Acquisitions, foreign exchange rates and a Roundup® deferred contribution liability charge in fiscal 2005 significantly impacted the rate of sales growth in fiscal 2006, as detailed in the following table:

Net sales growth	13.8%
Acquisitions	(5.0)
Impact of $45.7 million charge in fiscal 2005 associated with deferred contribution liability under Roundup® marketing agreement	(1.9)
Foreign exchange rates	0.4
Adjusted net sales growth	7.3%

The adjusted net sales growth of 7.3% was driven by strong growth in our North American consumer business and the Scotts LawnService® business. In contrast, the lawn and garden market has been difficult in Europe as net sales are down 1.7% after adjusting for the effect of exchange rates. North America segment sales grew 14.8% to $1.91 billion, or 7.9% excluding acquisitions. Volume growth contributed 5.8%, pricing 1.9%, with the balance due to the effects of foreign exchange rates. Scotts LawnService® net sales were $205.7 million in fiscal 2006, up 28.7% from fiscal 2005. Volume growth drove approximately two-thirds of the increase with the balance from pricing and acquisitions. International segment sales declined 5.1% to $408.5 million in fiscal 2006, with one-third of the decline due to volume and the balance due to a decline in average foreign exchange rates.

In fiscal 2005, worldwide net sales totaled $2.37 billion, an increase of 12.5% compared to fiscal 2004 or 4.7% excluding the impact of the Smith & Hawken® acquisition. Positive impacts from foreign exchanges rates contributed 1.2% to sales growth, while the impact of net selling prices added 1.9% to sales growth.

Gross Profit

As a percentage of net sales, gross profit was 35.4% of net sales for fiscal 2006 compared to 36.3% for fiscal 2005. Adjusting for the effect of the Roundup® contribution charge (see the following paragraph and Note 3 to the accompanying Consolidated Financial Statements), the fiscal 2005 gross profit rate was 37.5%, a decline of 210 basis points. Acquisitions accounted for 70 basis points of the decline, as the margins of these businesses are below our historical average. Product mix adversely affected margins by 80 basis points, due in part to significant increases in sales of lower margin grass seed and garden soils. Increased costs for fuel and commodities exceeded price increases, resulting in 90 basis point decline in gross margin as a percentage of net sales. The offsetting 30 basis point differential is comprised of miscellaneous other items.

Fiscal 2005 gross profit margins declined 130 basis points compared to fiscal 2004. The Roundup® marketing agreement contribution charge of $45.7 million recorded in fiscal 2005 reduced gross margin by approximately 90 basis points. Smith & Hawken® gross margins, which were below the Company's average, accounted for approximately 30 basis points of the decline. From an operating segment standpoint, North America gross margins increased 50 basis points, primarily on a higher net Roundup® commission, while pricing offset increased commodity costs. Scotts LawnService® gross margins improved as frontline labor and supervisory productivity and fleet management improvements offset higher fuel costs. Gross margins declined in the International segment primarily due to higher commodity and supply chain costs.

Selling, General and Administrative Expenses (in millions)

	2006	2005	2004
Advertising	$ 137.3	$ 122.5	$105.0
Selling, general and administrative (SG&A)	468.7	486.6	419.6
Stock-based compensation	15.7	9.9	7.8
Amortization of intangibles	15.2	14.8	8.3
	$636.9	$633.8	$540.7

Advertising expenses in fiscal 2006 were $137.3 million, an increase of $14.8 million or 12.1% from fiscal 2005. On a percentage of net sales basis, the advertising expense was 5.1% in fiscal 2006 compared to 5.2% in fiscal 2005. Some planned increases in traditional media advertising were shifted to consumer directed promotions funded via programs with our retail partners, which are accounted for as a reduction to net sales. The combination of higher advertising spending and consumer promotions led to an 18% increase in spending for the North American consumer business. In fiscal 2005, advertising expenses increased $17.5 million from fiscal 2004. Excluding the impact of Smith & Hawken®, advertising expense was 5.0% of net sales in fiscal 2005 and fiscal 2004. Increases in media spending in North America and Scotts LawnService® were offset by more focused International media spending.

In fiscal 2006, Selling, general and administrative expenses spending decreased $17.9 million or 3.7% from fiscal 2005. This decrease reflects the savings generated by our Project Excellence initiative coupled with a $10.1 million benefit from an insurance recovery relating to past legal costs incurred in our defense of lawsuits regarding our use of vermiculite. Increases in SG&A spending occurred in our rapidly expanding Scotts LawnService® business in the amount of $16.6 million and our wild bird food acquisition which added $4.2 million in spending.

SG&A expenses in fiscal 2005 were $486.6 million compared to $419.6 million in fiscal 2004. Excluding Smith & Hawken®, SG&A spending was $450.3 million, an increase of $30.7 million or 7.3%. This increase was primarily the result of outside legal fees associated with litigation matters, Sarbanes-Oxley associated compliance costs, expansion of Scotts LawnService®, foreign exchange rates and incremental North America selling expense (primarily for increased home center support), partially offset by lower non-restructuring severance costs in North America and International.

We began expensing share-based awards commencing with grants issued in fiscal 2003. The majority of our share-based awards vest over three years, with the associated expense generally recognized ratably over the vesting period. As such, fiscal 2005 was the first year to be impacted with the expense associated with three years of grants. Prior to the fiscal 2006 adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," forfeitures were recognized as incurred, which reduced fiscal 2005 expense by approximately $2.2 million. Our stock-based compensation expense now includes an estimate of forfeitures starting at the grant date.

The $5.8 million increase in stock-based compensation in fiscal 2006 as compared to fiscal 2005 relates to two items. First, there was an increase in the number of awards granted to key employees and the value of each grant has increased commensurate with our stock price. Second, the departure of several key executives in fiscal 2005 resulted in a high level of forfeitures, reducing the related share-based awards expense in that fiscal year.

Amortization expense was $15.2 million in fiscal 2006 compared to $14.8 million in fiscal 2005. The increased amount of amortization is associated with recent acquisitions. The $6.5 million increase in fiscal 2005 as compared to fiscal 2004 primarily results from a comprehensive review of intangibles and corrections to the accumulated amortization of certain intangible assets. Recent acquisitions also contributed to this increase.

Impairment, Restructuring and Other Charges, net (in millions)

	2006	2005	2004
Impairment charges	$66.4	$ 23.4	$ —
Restructuring — severance and related	9.3	26.3	9.1
Litigation related income	—	(16.8)	—
Other	—	0.3	—
	$75.7	$ 33.2	$9.1

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill and indefinite-lived intangible assets are no longer amortized and are subject to impairment testing at least annually or more frequently if circumstances indicate a potential impairment between annual testing. We conduct our annual assessment at the end of our first fiscal quarter. Our assessment in the first quarter of fiscal 2006 resulted in an impairment charge of $1.0 million associated with a tradename no longer in use in our U.K. consumer business. Category declines in the European consumer markets during the 2006 season resulted in a decline in the profitability of the consumer component of our International business segment in fiscal 2006. After an evaluation, management reached the conclusion that the projections supporting first quarter 2006 impairment testing for the consumer component of our International business segment were unlikely to be met. Management engaged an independent valuation firm to assist in an interim impairment assessment of the indefinite-lived tradenames and goodwill associated with this business. As a result of this evaluation in the fourth quarter of fiscal 2006, we recorded a $65.4 million non-cash impairment charge, $62.3 million of which was associated with indefinite-lived tradenames that continue to be employed in the consumer portion of our International segment. The balance of the fiscal 2006 fourth quarter impairment charge was in our North America segment and consisted of $1.3 million for a Canadian tradename being phased out and $1.8 million related to goodwill of a pottery business we exited.

In the first quarter of fiscal 2005, we recorded an impairment charge of $22.0 million associated with indefinite-lived tradenames in the U.K. consumer business, reflecting a reduction in the value of the business resulting primarily from the decline in the profitability of its growing media business and unfavorable category mix trends.

Restructuring activities in fiscal 2006 and fiscal 2005 relate primarily to organizational reductions associated with Project Excellence initiated in the third quarter of fiscal 2005. As a result of this program, approximately 110 associates accepted early retirement or were severed during the last four months of fiscal 2005. Approximately 110 additional associates exited in fiscal 2006. We continue to evaluate our organization and operating efficiencies. As a result of these ongoing evaluations, there may be further restructuring charges in future quarters.

Litigation related income is attributable to two separate matters in fiscal 2005. In the fourth quarter of fiscal 2001, as a result of collection concerns, we recorded a reserve against accounts receivable from Central Garden & Pet Company (Central Garden). This charge was recorded in impairment, restructuring and other charges, net. After nearly five years of pursuing collection of these receivables via litigation, we received payment totaling $15.0 million on July 14, 2005. As a result, we reversed $7.9 million of the Central Garden reserve recorded in fiscal 2001. In September 2005, we reached a settlement with sanofi-aventis related to our litigation of matters related to the Aventis business. In relation to this matter, we received a net $8.9 million settlement on September 30, 2005.

Other Income, net

Other income, net was $9.2 million for fiscal 2006 and was comprised primarily of $6.8 million of royalty income. Other income, net for fiscal 2005 resulted primarily from $4.1 million awarded to us as part of the Central Garden judgment discussed above and royalty income, partially offset by foreign currency losses. Other income, net in fiscal 2004 was attributable to royalty income, gains on foreign currency transactions, Scotts LawnService® franchise fees and cost subsidies related to the sale of peat bogs in the United Kingdom, for which a portion of the cost benefit was historically recorded as other income (fiscal 2004 was the final year we received such subsidies).

Income from Operations

Income from operations in fiscal 2006 was $252.5 million, compared to $200.9 million in fiscal 2005, an increase of $51.6 million. Income from operations in fiscal 2006 was negatively impacted by $66.4 million from impairment charges and an additional $9.4 million of restructuring charges. Income from operations in fiscal 2005 was negatively impacted by the following charges: (1) $45.7 million related to the Roundup® deferred contribution charge; (2) a $22.0 million charge for impairment of U.K. intangibles; and (3) $26.3 million in restructuring charges. These were partially offset by $16.8 million of litigation related income as discussed above. If these unusual factors were excluded from year-over-year comparison, fiscal 2006 would show an 18% improvement over fiscal 2005. Higher net sales and Project Excellence savings, offset by a gross margin rate decline and growth in advertising spending, were the major contributors to the 18% growth in income from operations.

Income from operations in fiscal 2005 declined $51.9 million from fiscal 2004. In addition to fiscal 2005 charges detailed in the preceding paragraph, the change in income from operations is attributable to higher net sales and gross profit margins, and significantly higher earnings from the Roundup® marketing agreement, partially offset by higher legal and Sarbanes-Oxley compliance costs and sales force investments in North America.

Interest Expense and Refinancing Activities

We have refinanced our debt arrangements several times over the past two years to take advantage of our improving financial position and favorable market conditions. In October 2003, we tendered nearly all of our $400 million then outstanding senior subordinated notes that bore interest at 8⅝% and issued $200 million of new senior subordinated notes bearing interest at 6⅝%. At the time, we also secured a new credit facility at more favorable terms than our previous arrangement. Refinancing costs associated with these transactions were $44.3 million, including premiums paid on the redemption of the 8⅝% notes, write-off of previously deferred financing and treasury lock costs and transactions fees. In August 2004, we refinanced the term loan facility under a new credit agreement with new term loans, providing for improved terms and borrowing costs. Costs charged associated with this refinancing were $1.2 million.

In July 2005, we entered into a new credit agreement that provided for a significantly increased revolving credit facility and allowed us to repay our outstanding term notes, again providing for improved terms and borrowing costs. Costs charged against income from operations associated with this refinancing were $1.3 million.

Interest expense decreased from $41.5 million in fiscal 2005 to $39.6 million in fiscal 2006. A $3.6 million increase in expense due to an increase in rates on the variable rate portion of our outstanding debt and an increase in average debt outstanding was more than offset by hedging strategies, the impact of foreign exchange rates, and miscellaneous other items. In fiscal 2005, interest expense decreased $7.3 million compared to fiscal 2004. The decrease in interest expense was primarily attributable to a $113.9 million reduction in average borrowings, coupled with a nine basis point reduction in our weighted average interest rate to 5.83%.

Income Taxes

The effective tax rate for fiscal 2006 was 37.7% compared to 36.5% in fiscal 2005 and 36.6% in fiscal 2004. The effective tax rate in fiscal 2006 was higher than in the prior two years due to fewer favorable developments. In fiscal 2005, our income tax rate benefited primarily as a result of favorable developments related to prior year foreign tax exposures. In fiscal 2004, our effective tax rate benefited from an adjustment of state deferred income taxes resulting from a detailed review of state effective tax rates and increased utilization of foreign tax credits. We anticipate the effective tax rate will be approximately 37.0% for fiscal 2007.

Net Income and Earnings per Share

We reported income from continuing operations of $132.7 million in fiscal 2006, compared to $100.4 million in fiscal 2005. Income from discontinued operations pertains to the disposal of our professional growing media business at the end of fiscal 2004. Reported net income, including income from discontinued operations, increased from $100.6 million or $1.47 per diluted share in fiscal 2005 to $132.7 million or $1.91 per diluted share in fiscal 2006. As described in the Income from Operations discussion, the benefit from net sales growth and Project Excellence savings, was offset by impairment and restructuring charges in fiscal 2006, while similar factors impacted fiscal 2005, along with the Roundup® deferred contribution charge. Average diluted shares outstanding increased from 68.6 million in fiscal 2005 to 69.4 million in fiscal 2006, due to option exercises and the impact on common stock equivalents of a higher average share price, and partially offset by the repurchase of our common shares under the program approved by our Board of Directors in November 2005.

In fiscal 2005, we reported income from continuing operations of $100.4 million, compared to $100.5 million in fiscal 2004. Reported net income, including income from discontinued operations, decreased from $100.9 million or $1.52 per diluted share in fiscal 2004 to $100.6 million or $1.47 per diluted share in fiscal 2005. As described in the Income from Operations discussion, the benefit from solid sales growth in fiscal 2005 was offset by the significant Roundup® deferred contribution charge, and impairment and restructuring charges. Average diluted shares outstanding increased from 66.6 million in fiscal 2004 to 68.6 million in fiscal 2005, due to option exercises and the impact on common stock equivalents of a higher average share price.

Segment Results

Our operations are divided into the following reportable segments: North America, Scotts LawnService®, International, and Corporate & Other. The Corporate & Other segment consists of Smith & Hawken® and corporate general and administrative expenses. Segment performance is evaluated based on several factors, including income from operations before amortization, and impairment, restructuring and other charges, which is a non-GAAP financial measure. Management uses this measure of operating profit to gauge segment performance because we believe this measure is the most indicative of performance trends and the overall earnings potential of each segment.

Net Sales by Segment (in millions)

	2006	2005	2004
North America	$ 1,914.5	$1,668.1	$1,569.0
Scotts LawnService®	205.7	159.8	135.2
International	408.5	430.3	405.6
Corporate & other	167.6	159.6	—
Segment total	2,696.3	2,417.8	2,109.8
Roundup® deferred contribution charge	—	(45.7)	—
Roundup® amortization	0.8	(2.8)	(3.3)
	$ 2,697.1	$2,369.3	$2,106.5

Income from Operations by Segment (in millions)

	2006	2005	2004
North America	$382.0	$343.9	$306.1
Scotts LawnService®	15.6	13.1	9.4
International	28.5	34.3	29.3
Corporate & other	(81.8)	(94.2)	(70.6)
Segment total	344.3	297.1	274.2
Roundup® deferred contribution charge	—	(45.7)	—
Roundup® amortization	0.8	(2.8)	(3.3)
Amortization	(16.8)	(14.8)	(8.3)
Impairment of intangibles	(66.4)	(23.4)	—
Restructuring and other charges	(9.4)	(9.5)	(9.8)
	$ 252.5	$200.9	$252.8

North America

North America segment net sales were $1.91 billion in fiscal 2006, an increase of 14.8% from fiscal 2005. Excluding the impact of acquisitions, sales improved 7.9%, approximately 1.9% of which was a result of pricing. Each of the core businesses performed well, with lawn fertilizers up 8% and growing media up 17%. Plant food grew 12%, benefiting from the very successful launch of Miracle-Gro® LiquaFeed®, while grass seed grew 24%. Ortho® sales were flat to last year due to a unfavorable season for weed control products.

During fiscal 2005, North America segment net sales increased 6.3%. Of the increase in North America net sales, approximately 2.3% was attributable to pricing. Within the North America segment, Gardening Products net sales, which include growing media and garden fertilizers, increased 9.8% with higher sales of value-added Miracle-Gro® garden soils and potting mix, Shake 'N Feed® continuous release plant food and Organic Choice® garden soils. Net sales of Ortho® products increased by 11.0% in fiscal 2005, driven largely by the successful launches of Home Defense MAX®, Weed-B-Gon® MAX®, and Ortho® Season-Long Grass and Weed Killer concentrate. Excluding the favorable impact of foreign exchange rates, the Canadian group of North America posted a 23.0% net sales increase in fiscal 2005. Unfavorable early season weather conditions adversely impacted the Lawns group within North America, resulting in net sales that were flat compared to fiscal 2004.

In fiscal 2006, North America segment operating income increased $38.1 million or 11.1%. This increased operating income was primarily the result of higher net sales and Project Excellence savings, offsetting a gross margin rate decline and growth in advertising spending.

In fiscal 2005, North America segment operating income increased $37.8 million or 12.3%. Higher sales volume and gross profits, product price increases, strong performance in the Roundup® business and moderate increases in SG&A spending more than offset higher commodity and fuel costs, investments in the home center sales team, and in research and development projects.

Scotts LawnService®

In fiscal 2006, we continued the expansion of our Scotts LawnService® business primarily through internal growth. We invested $4.4 million of capital in lawn care acquisitions in fiscal 2006, and $6.4 million in fiscal 2005. Acquisitions had been a major factor in the growth of the lawn care business prior to fiscal 2004. While we expect to continue making selective acquisitions in future years, we anticipate the majority of the future growth in our lawn care business will be organic.

Scotts LawnService® segment net sales increased $45.9 million or 28.7% in fiscal 2006. In fiscal 2005, Scotts LawnService® net sales increased 18.2% or $24.6 million. The growth in net sales for both years has been from increased customer counts and revenue per customer, strong customer retention, pricing to cover increased input costs, modest geographic expansion and the full year impact of recent acquisitions.

Operating income for the Scotts LawnService® segment increased $2.5 million or 19.1% in fiscal 2006 and $3.7 million or 39.4% in fiscal 2005. These increases are the result of revenue growth offset by investments in personnel and infrastructure to support future growth and service levels.

International

Net sales for the International segment in fiscal 2006 declined by 5.1% or $21.8 million compared to fiscal 2005. Excluding the effects of currency fluctuations, net sales declined 1.7%. The retail environment in Europe was challenging with category sales down in both the U.K. and France, our two largest European markets. We believe listing improvements have resulted in market share gains; however, these gains did not result in top line growth due to the category declines.

Fiscal 2005 International segment net sales increased $24.7 million or 6.1% compared to fiscal 2004. Excluding the effects of currency fluctuations, the fiscal 2005 net sales increase was 1.1%. Lower sales in France and the Benelux countries largely offset higher sales in the International professional business, Central Europe and the United Kingdom.

In fiscal 2006, International operating income decreased $5.8 million or 16.9% as compared to fiscal 2005. Lower sales and gross margins were partially offset by reduced SG&A spending, resulting in the year-over-year decline. Operating income grew $5.0 million or 17.1% in fiscal 2005, compared to fiscal 2004. Excluding favorable foreign exchange rates, International segment operating income increased 8.5%. The increase in fiscal 2005 operating income was attributable to modest revenue growth and reduced SG&A spending, partially offset by lower gross margins.

Corporate & Other

The loss from operations in Corporate & Other was $81.8 million in fiscal 2006, $94.2 million in fiscal 2005, and $70.6 million in fiscal 2004. The increase from fiscal 2004 to fiscal 2005 largely was driven by increased legal and Sarbanes-Oxley compliance costs. While significant reductions in these costs in fiscal 2006 served to reduce the loss as compared to fiscal 2005, a loss in our Smith & Hawken® business mitigated the impact of these cost reductions.

Management's Outlook

We are very pleased with our performance in fiscal 2006. Despite upward pressure on commodity raw material costs and a challenging retail environment in Europe, we delivered record net sales and earnings. Our sales results were driven by strong point of sales growth in our North America business and continued expansion of our Scotts LawnService® business, as well as recent acquisitions.

Our strong results in fiscal 2006 have set the stage for another successful year in fiscal 2007. We are committed to executing the strategic initiatives, all of which we believe will increase operating profits, secure future growth opportunities and strengthen the Company's franchise for our consumers, our retail partners and our shareholders.

From a financial perspective, the execution of our strategic plan will also allow us to continue to improve Return on Invested Capital (ROIC) and free cash flows. Our regular quarterly dividends coupled with the special stock repurchase and dividend planned for the second quarter of fiscal 2007, will allow us to return funds to shareholders while maintaining our targeted capital structure and allowing for opportunistic acquisitions.

For certain information concerning our risk factors, see "RISK FACTORS" included elsewhere in this Annual Report.

Liquidity and Capital Resources

Net cash provided from operating activities was $182.4 million for fiscal 2006, compared to $226.7 million for fiscal 2005, a decline of $44.3 million resulting from the following factors. First, we undertook an inventory build in North America in the fourth quarter of fiscal 2006 to take advantage of a historical trough in urea costs and to increase the predictability of fiscal 2007 costs. Second, Smith & Hawken® inventories increased as a result of a conscious early season effort to improve customer service; however, sales subsequently did not meet expectations. Third, $43.0 million of the Roundup® deferred contribution amount was paid in October 2005. Lastly, net payments against restructuring reserves used $9.2 million in cash in fiscal 2006 while non-cash restructuring costs of $10.3 million served to increase operating cash flows in fiscal 2005. These unfavorable cash flow developments were offset by a $34.3 million increase in accounts payable.

The seasonal nature of our operations generally requires cash to fund significant increases in working capital (primarily inventory) during the first half of the year. Receivables and payables also build substantially in the second quarter of the year in line with the timing of sales as the spring selling season begins. These balances liquidate during the June through September period as the lawn and garden season unwinds. Unlike our core retail business, Scotts LawnService® typically has its highest receivables balances in the fourth quarter because of the seasonal timing of customer applications and extra services revenues.

Cash used in investing activities was $174.1 million and $60.9 million for fiscal 2006 and fiscal 2005, respectively. Our acquisitions of Gutwein and RMC required a net cash outlay of $98.8 million in the first quarter of 2006, which was financed with borrowings under our existing lines of credit. Our acquisition of Smith & Hawken® in the first quarter of fiscal 2005 required a cash outlay of $73.6 million, financed in large part through the redemption of $57.2 million of investments. Capital spending of $57.0 million in fiscal 2006 was done in the normal course of business, compared to the $40.4 million spent in fiscal 2005. The increase in capital spending was partially due to approximately $4.9 million spent acquiring peat bogs in Scotland along with $5.4 million in new Smith and Hawken® stores.

Financing activities used cash of $46.9 million and $195.2 million in fiscal 2006 and fiscal 2005, respectively. As noted earlier, in fiscal 2006, we began a program to return cash to our shareholders. To that end, we paid dividends of $33.5 million and repurchased $87.9 million of our common shares financed in part by a net increase in borrowings under our Revolving Credit Agreement of $55.2 million. Prior to fiscal 2006, our focus was on aggressively paying down debt and managing our credit agreements and borrowings to maximize the benefit of our improving capital structure and debt facilities. Approximately $211.2 million of debt was retired in fiscal 2005. We also paid our first ever common share dividend in the fourth quarter of fiscal 2005 totaling $8.6 million. Proceeds from the exercise of employee stock options were $17.6 million in fiscal 2006 compared to $32.2 million in fiscal 2005.

Our primary sources of liquidity are cash generated by operations and borrowings under our credit agreements. Our Revolving Credit Agreement consists of an aggregate $1.05 billion multi-currency commitment (increased from $1.0 billion in February 2006), that extends through July 21, 2010. Under our current structure, we may request an additional $100 million in revolving credit commitments, subject to approval from our lenders. As of September 30, 2006, there was $775.9 million of availability under the Revolving Credit Agreement. As of September 30, 2006, we also had $200.0 million of 6⅝% senior subordinated notes outstanding. Note 9 to the Consolidated Financial Statements provides additional information pertaining to our borrowing arrangements. We were in compliance with all of our debt covenants throughout fiscal 2006.

The recapitalization plan announced on December 12, 2006, to return $750 million to shareholders during the second quarter of fiscal 2007 will be financed by a restructuring of the Company's principal borrowing arrangements. Our Revolving Credit Agreement will be replaced with new senior secured $2.1 to $2.3 billion multicurrency credit facilities that will provide for revolving credit and term loans. As part of the refinancing, we intend to repurchase the $200 million of 6⅝% senior subordinated notes outstanding. We believe our new facilities will continue to provide the Company with the capacity to pursue targeted, strategic acquisitions that leverage our core competencies.

We are party to various pending judicial and administrative proceedings arising in the ordinary course of business. These include, among others, proceedings based on accidents or product liability claims and alleged violations of environmental laws. We have reviewed our pending environmental and legal proceedings, including the probable outcomes, reasonably anticipated costs and expenses, reviewed the availability and limits of our insurance coverage and have established what we believe to be appropriate reserves. We do not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on our liquidity, financial condition or results of operations; however, there can be no assurance that future quarterly or annual operating results will not be materially affected by final resolution of these matters.

The following table summarizes our future cash outflows for contractual obligations as of September 30, 2006 (in millions):

Contractual Cash Obligations	Total	Payments Due by Period			
		Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations	$ 481.2	$ 6.0	$ 5.8	$255.0	$ 214.4
Operating lease obligations	190.3	34.9	56.0	36.1	63.3
Purchase obligations	419.3	215.9	145.6	48.2	9.6
Other, primarily retirement plan obligations	37.4	13.5	5.4	5.4	13.1
Total contractual cash obligations	$1,128.2	$270.3	$212.8	$344.7	$300.4

Purchase obligations primarily represent outstanding purchase orders for materials used in the Company's manufacturing processes. Purchase obligations also include commitments for warehouse services, seed, and out-sourced information services which comprise the unconditional purchase obligations disclosed in Note 15 to Consolidated Financial Statements.

Other includes actuarially determined retiree benefit payments and pension funding to comply with local funding requirements. Pension funding requirements beyond fiscal 2007 are not currently determinable. The above table excludes interest payments, and insurance accruals as the Company is unable to estimate the timing of the payment for these items.

The Company has no off-balance sheet financing arrangements.

In our opinion, cash flows from operations and capital resources will be sufficient to meet debt service and working capital needs during fiscal 2007, and thereafter for the foreseeable future. However, we cannot ensure that our business will generate sufficient cash flow from operations or that future borrowings will be available under our credit facilities in amounts sufficient to pay indebtedness or fund other liquidity needs. Actual results of operations will depend on numerous factors, many of which are beyond our control.

Environmental Matters

We are subject to local, state, federal and foreign environmental protection laws and regulations with respect to our business operations and believe we are operating in substantial compliance with, or taking actions aimed at ensuring compliance with, such laws and regulations. We are involved in several legal actions with various governmental agencies related to environmental matters. While it is difficult to quantify the potential financial impact of actions involving environmental matters, particularly remediation costs at waste disposal sites and future capital expenditures for environmental control equipment, in the opinion of management, the ultimate liability arising from such environmental matters, taking into account established reserves, should not have a material adverse effect on our financial position. However, there can be no assurance that the resolution of these matters will not materially affect our future quarterly or annual results of operations, financial condition or cash flows.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain accounting policies are particularly significant, including those related to revenue recognition, goodwill and intangibles, certain employee benefits, and income taxes. We believe these accounting policies, and others set forth in Note 1 of the Notes to Consolidated Financial Statements, should be reviewed as they are integral to understanding our results of operations and financial position. Our critical accounting policies are reviewed periodically with the Audit Committee of The Scotts Miracle-Gro Company Board of Directors.

The preparation of financial statements requires management to use judgment and make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible assets, income taxes, restructuring, environmental matters, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Although actual results historically have not deviated significantly from those determined using our estimates, our results of operations or financial position could differ, perhaps materially, from these estimates under different assumptions or conditions.

Revenue Recognition

Most of our revenue is derived from the sale of inventory, and we recognize revenue when title and risk of loss transfer, generally when products are received by the customer. Provisions for payment discounts, product returns and allowances are recorded as a reduction of sales at the time revenue is recognized based on historical trends and adjusted periodically as circumstances warrant. Similarly, reserves for uncollectible receivables due from customers are established based on management's judgment as to the ultimate collectibility of these balances. We offer sales incentives through various programs, consisting principally of volume rebates, cooperative advertising, consumer coupons and other trade programs. The cost of these programs is recorded as a reduction of sales. The recognition of revenues, receivables and trade programs requires the use of estimates. While we believe these estimates to be reasonable based on the then current facts and circumstances, there can be no assurance that actual amounts realized will not differ materially from estimated amounts recorded.

Goodwill, Indefinite-lived Intangibles and Long-lived Assets

We have significant investments in property and equipment, intangible assets and goodwill. Whenever changing conditions warrant, we review the realizability of the assets that may be affected. At least annually, we review goodwill and indefinite-lived intangible assets for impairment. The review for impairment of long-lived assets, intangibles and goodwill is primarily based on our estimates of future cash flows, which are based upon budgets and longer-range strategic plans. These budgets and plans are used for internal purposes and are also the basis for communication with outside parties about future business trends. While we believe the assumptions we use to estimate future cash flows are reasonable, there can be no assurance that the expected future cash flows will be realized. As a result, impairment charges that possibly should have been recognized in earlier periods may not be recognized until later periods if actual results deviate unfavorably from earlier estimates.

Inventories

Inventories are stated at the lower of cost or market, the majority of which are based on the first-in, first-out method of accounting. Reserves for excess and obsolete inventory are based on a variety of factors, including product changes and improvements, changes in active ingredient availability and regulatory acceptance, new product introductions and estimated future demand. The adequacy of our reserves could be materially affected by changes in the demand for our products or regulatory actions.

Contingencies

As described more fully in Note 16 of the Notes to Consolidated Financial Statements, we are involved in significant environmental and legal matters, which have a high degree of uncertainty associated with them. We continually assess the likely outcomes of these matters and the adequacy of amounts, if any, provided for their resolution. There can be no assurance that the ultimate outcomes will not differ materially from our assessment of them. There can also be no assurance that all matters that may be brought against us are known at any point in time.

Income Taxes

Our annual effective tax rate is established based on our income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. We record income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and operating loss and tax credit carryforwards. Valuation allowances are used to reduce deferred tax assets to the balance that is more likely than not to be realized. We must make estimates and judgments on future taxable income, considering feasible tax planning strategies and taking into account existing facts and circumstances, to determine the proper valuation allowance. When we determine that deferred tax assets could be realized in greater or lesser amounts than recorded, the asset balance and consolidated statement of operations reflect the change in the period such determination is made. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual future events and prior estimates and judgments could result in adjustments to this valuation allowance. We use an estimate of our annual effective tax rate at each interim period based on the facts and circumstances available at that time, while the actual effective tax rate is calculated at year-end.

Associate Benefits

We sponsor various post-employment benefit plans. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefit (OPEB) plans, consisting primarily of health care for retirees. For accounting purposes, the defined benefit pension and OPEB plans are dependent on a variety of assumptions to estimate the projected and accumulated benefit obligations determined by actuarial valuations. These assumptions include the following: discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality; expected return on plan assets; and health care cost trend rates. These and other assumptions affect the annual expense recognized for these plans.

Assumptions are reviewed annually for appropriateness and updated as necessary. We base the discount rate assumption on investment yields available at year-end on corporate long-term bonds rated AA or the equivalent. The salary growth assumption reflects our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets assumption reflects asset allocation, investment strategy and the views of investment managers regarding the market. Retirement and mortality rates are based primarily on actual and expected plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods.

Changes in the discount rate and investment returns can have a significant effect on the funded status of our pension plans and shareholders' equity. We cannot predict these discount rates or investment returns with certainty and, therefore, cannot determine whether adjustments to our shareholders' equity for minimum pension liability in subsequent years will be significant.

We also award stock options to directors and certain associates. Beginning in fiscal 2003, we began expensing prospective grants of employee stock-based compensation awards in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". The fair value of future awards is being expensed ratably over the vesting period, which has historically been three years, except for grants to directors, which have shorter vesting periods. Stock options granted prior to fiscal 2003 are accounted for under the intrinsic value recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As those stock options were issued with exercise prices equal to the market value of the underlying common shares on the grant date, no compensation expense was recognized.

RISK FACTORS

Cautionary Statement on Forward-Looking Statements

We have made and will make "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in our 2006 Annual Report on Form 10-K, in this Annual Report and in other contexts relating to future growth and profitability targets and strategies designed to increase total shareholder value. Forward-looking statements also include, but are not limited to, information regarding our future economic and financial condition, the plans and objectives of our management and our assumptions regarding our performance and these plans and objectives.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statements. We desire to take advantage of the "safe harbor" provisions of that Act.

Some forward-looking statements that we make in our 2006 Annual Report on Form 10-K, in this Annual Report and in other contexts represent challenging goals for our Company and the achievement of these goals is subject to a variety of risks and assumptions and numerous factors beyond our control. Important factors that could cause actual results to differ materially from the forward-looking statements we make are described below. All forward-looking statements attributable to us or persons working on our behalf are expressly qualified in their entirety by the following cautionary statements.

Products

Perceptions that the products we produce and market are not safe could adversely affect us and contribute to the risk we will be subjected to legal action. We manufacture and market a number of complex chemical products, such as fertilizers, growing media, herbicides and pesticides, bearing our brand names. On occasion, allegations are made that some of our products have failed to perform up to expectations or have caused damage or injury to individuals or property. Based on reports of contamination at a third party supplier's vermiculite mine, the public may perceive that some of our products manufactured in the past using vermiculite are or may also be contaminated. Public perception that our products are not safe, whether justified or not, could impair our reputation, involve us in litigation, damage our brand names and have a material adverse affect on our business.

Weather and Seasonality

Weather conditions in North America and Europe can have a significant impact on the timing of sales in the spring selling season and overall annual sales. An abnormally wet and/or cold spring throughout North America or Europe could adversely affect both fertilizer and pesticide sales and, therefore, our financial results. Because our products are used primarily in the spring and summer, our business is highly seasonal. For the past three fiscal years, 70% to 75% of our annual net sales have occurred in the second and third fiscal quarters combined. Our working capital needs and borrowings peak toward the end of our second fiscal quarter because we are incurring expenditures in preparation for the spring selling season while the majority of our revenue collections occur in our third fiscal quarter. If cash on hand is insufficient to pay our obligations as they come due, including interest payments or operating expenses, at a time when we are unable to draw on our credit facility, this seasonality could have a material adverse effect on our ability to conduct our business. Adverse weather conditions could heighten this risk.

Competition

Each of our segments participates in markets that are highly competitive. Many of our competitors sell their products at prices lower than ours, and we compete primarily on the basis of product quality, product performance, value, brand strength, supply chain competency and advertising. Some of our competitors have significant financial resources. The strong competition that we face in all of our markets may prevent us from achieving our revenue goals, which may have a material adverse affect on our financial condition and results of operations.

Customer Concentration

In the North America segment, net sales represented approximately 70% of our worldwide net sales in fiscal 2006. Our top three North American retail customers together accounted for 61% of our North America segment fiscal 2006 net sales and 42% of our outstanding accounts receivable as of September 30, 2006. Home Depot, Wal*Mart and Lowe's represented approximately 30%, 16% and 15%, respectively, of our fiscal 2006 North America net sales. The loss of, or reduction in orders from, Home Depot, Wal*Mart, Lowe's or any other significant customer could have a material adverse effect on our business and our financial results, as could customer disputes regarding shipments, fees, merchandise condition or related matters. Our inability to collect accounts receivable from any of these customers could also have a material adverse affect on our financial condition and results of operations.

We do not have long-term sales agreements or other contractual assurances as to future sales to any of our major retail customers. In addition, continued consolidation in the retail industry has resulted in an increasingly concentrated retail base. To the extent such concentration continues to occur, our net sales and income from operations may be increasingly sensitive to deterioration in the financial condition of, or other adverse developments involving our relationship with, one or more customers.

Significant Agreement

If we were to commit a serious default under the marketing agreement with Monsanto for consumer Roundup® products, Monsanto may have the right to terminate the agreement. If Monsanto was to terminate the marketing agreement for cause, we would not be entitled to any termination fee, and we would lose all, or a significant portion, of the significant source of earnings and overhead expense absorption the marketing agreement provides. Monsanto may also be able to terminate the marketing agreement within a given region, including North America, without paying us a termination fee if sales to consumers in that region decline: (1) over a cumulative three fiscal year period; or (2) by more than 5% for each of two consecutive years.

Debt

We have a significant amount of debt that could adversely affect our financial health and prevent us from fulfilling our obligations. Our debt levels will increase as a result of our plan to return $750 million to shareholders in the second quarter of fiscal 2007. Our substantial indebtedness could have important consequences. For example, it could:

- make it more difficult for us to satisfy our obligations under outstanding indebtedness;
- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of cash flows from operating activities to payments on our indebtedness, which would reduce the cash flows available to fund working capital, capital expenditures, advertising, research and development efforts and other general corporate requirements;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt;
- limit our ability to borrow additional funds; and
- expose us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

Our ability to make payments and to refinance our indebtedness, to fund planned capital expenditures, acquisitions, and to pay dividends will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot provide assurance that our business will generate sufficient cash flow from operating activities or that future borrowings will be available to us under our credit facility in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot assure you that we would be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Our existing credit facility contains, and the new credit facilities will contain, restrictive covenants and cross default provisions that require us to maintain specified financial ratios. Our ability to satisfy those financial ratios can be affected by events beyond our control, and we cannot be assured we will satisfy those ratios. A breach of any of these financial ratio covenants or other covenants could result in a default. Upon the occurrence of an event of default, the lenders could elect to declare the applicable outstanding indebtedness due immediately and payable and terminate all commitments to extend further credit. We cannot be sure that our lenders would waive a default or that we could pay the indebtedness in full if it were accelerated.

Equity Ownership Concentration

Hagedorn Partnership, L.P. beneficially owned approximately 31% of our outstanding common shares as of November 28, 2006, and has sufficient voting power to significantly influence the election of directors and the approval of other actions requiring the approval of our shareholders.

Regulatory and Environmental

Local, state, federal and foreign laws and regulations relating to environmental matters affect us in several ways. In the United States, all products containing pesticides must be registered with the U.S. EPA (and similar state agencies) before they can be sold. The inability to obtain or the cancellation of any such registration could have an adverse effect on our business, the severity of which would depend on the products involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute active ingredients, but there can be no assurance that we will continue to be able to avoid or minimize these risks.

The Food Quality Protection Act, enacted by the U.S. Congress in August 1996, establishes a standard for food-use pesticides, which standard is the reasonable certainty that no harm will result from the cumulative effects of pesticide exposures. Under this Act, the U.S. EPA is evaluating the cumulative risks from dietary and non-dietary exposures to pesticides. The pesticides in our products, certain of which may be used on crops processed into various food products, are typically manufactured by independent third parties and continue to be evaluated by the U.S. EPA as part of this exposure risk assessment. The U.S. EPA or the third party registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. For example, in December 2000, the U.S. EPA reached agreement with various parties, including manufacturers of the active ingredient diazinon, regarding a phased withdrawal from retailers by December 2004 of residential uses of products containing diazinon, also used in our lawn and garden products. We cannot predict the outcome or the severity of the effect of their continuing evaluations.

In addition, the use of certain pesticide and fertilizer products is regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may include requirements that only certified or professional users apply the product or that certain products be used only on certain types of locations, may require users to post notices on properties to which products have been or will be applied, may require notification to individuals in the vicinity that products will be applied in the future or may ban the use of certain ingredients. Even if we are able to comply with all such regulations and obtain all necessary registrations, we cannot assure you that our products, particularly pesticide products, will not cause injury to the environment or to people under all circumstances. The costs of compliance, remediation or products liability have adversely affected operating results in the past and could materially affect future quarterly or annual operating results.

The harvesting of peat for our growing media business has come under increasing regulatory and environmental scrutiny. In the United States, state regulations frequently require us to limit our harvesting and to restore the property to an agreed-upon condition. In some locations, we have been required to create water retention ponds to control the sediment content of discharged water. In the United Kingdom, our peat extraction efforts are also the subject of legislation.

In addition to the regulations already described, local, state, federal and foreign agencies regulate the disposal, handling and storage of waste, air and water discharges from our facilities.

The adequacy of our current environmental reserves and future provisions is based on our operating in substantial compliance with applicable environmental and public health laws and regulations and several significant assumptions:

- that we have identified all of the significant sites that must be remediated;
- that there are no significant conditions of potential contamination that are unknown to us; and
- that with respect to the agreed judicial consent order in Ohio, the potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

If there is a significant change in the facts and circumstances surrounding these assumptions or if we are found not to be in substantial compliance with applicable environmental and public health laws and regulations, it could have a material impact on future environmental capital expenditures and other environmental expenses and our results of operations, financial position and cash flows.

European Economic Conditions and Foreign Currency Exposures

We currently operate manufacturing, sales and service facilities outside of North America, particularly in the United Kingdom, Germany, France and the Netherlands. In fiscal 2006, International net sales accounted for approximately 15% of our total net sales. Accordingly, we are subject to risks associated with operations in foreign countries, including:

- fluctuations in currency exchange rates;
- limitations on the remittance of dividends and other payments by foreign subsidiaries;
- additional costs of compliance with local regulations; and
- historically, in certain countries, higher rates of inflation than in the United States.

In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs related to our International operations could adversely affect our operations and financial results in the future.

Restructuring Activities

In June 2005, we commenced a long-term strategic improvement plan, focused on improving organizational effectiveness, implementing better business processes and reducing selling, general and administrative ("SG&A") expenses. This reorganization places significant pressure on many SG&A functions to reduce headcount and streamline activities. While management believes these efforts will ultimately generate even stronger financial results, there can be no assurance that the plan will achieve all of its expected savings.

Cost Pressures

Our ability to manage our cost structure can be adversely affected by movements in commodity and other raw material prices, such as those experienced in fiscal 2006. Market conditions may limit the Company's ability to raise selling prices to offset increases in our input costs. The uniqueness of our technologies can limit our ability to locate alternative supplies for certain products. For certain materials, new sources of supply may have to be qualified under regulatory standards, which can require additional investment and delay bringing the product to market.

Manufacturing

We use a combination of internal and outsourced facilities to manufacture our products. We are subject to the inherent risks in such activities, including product quality, safety, licensing requirements and other regulatory issues, environmental events, loss or impairment of key manufacturing sites, disruptions in logistics, labor disputes and industrial accidents. Furthermore, we are subject to natural disasters and other factors over which the Company has no control.

Acquisitions

From time to time we make strategic acquisitions, including the October 2004 acquisition of Smith & Hawken®, the October 2005 acquisition of Rod McLellan Company (RMC), the November 2005 acquisition of Gutwein (Morning Song®), the May 2006 acquisition of certain assets of Turf-Seed, Inc. and the June 2006 acquisition of certain assets of the Landmark Seed Company. Acquisitions have inherent risks, such as obtaining necessary regulatory approvals, retaining key personnel, integration of the acquired business, and achievement of planned synergies and projections. We have approximately $880 million of goodwill and intangible assets as of September 30, 2006, primarily related to prior acquisitions. Uncertainty regarding the future performance of the acquired businesses also results in the risk of future impairment charges related to the associated goodwill and intangible assets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As part of our ongoing business, we are exposed to certain market risks, including fluctuations in interest rates, foreign currency exchange rates and commodity prices. Financial derivative and other instruments are used to manage these risks. These instruments are not used for speculative purposes.

Interest Rate Risk

The Company had variable rate debt instruments outstanding at September 30, 2006 and 2005 that are impacted by changes in interest rates. As a means of managing our interest rate risk on these debt instruments, the Company enters into interest rate swap agreements to effectively convert certain variable-rate debt obligations to fixed rates.

At September 30, 2006, the Company had outstanding interest rate swaps with major financial institutions that effectively converted a portion of our British pound (GBP) and Euro dollar denominated variable-rate debt to a fixed rate. The swaps agreements have a total U.S. dollar equivalent notional amount of $108.2 million with three-year terms expiring November 2008. Under the terms of these swaps, we paid fixed rates of 2.98% on Euro denominated swaps and 4.76% on GBP denominated swaps. At September 30, 2005, we had no outstanding interest rate swaps.

The following table summarizes information about our derivative financial instruments and debt instruments that are sensitive to changes in interest rates as of September 30, 2006 and 2005. For debt instruments, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents expected cash flows based on notional amounts and weighted-average interest rates by contractual maturity dates. Weighted-average variable rates are based on implied forward rates in the yield curve at September 30, 2006 and 2005. A change in our variable interest rate of 1% would have a $1.5 million impact on interest expense assuming the $145.8 million of our variable-rate debt that had not been hedged via an interest rate swap at September 30, 2006 was outstanding for the entire fiscal year. The information is presented in U.S. dollars (in millions):

2006	Expected Maturity Date			Total	Fair Value
	2008	2010	After		
Long-term debt:					
Fixed rate debt		$ —	$200.0	$200.0	$194.0
Average rate		—	6.625%	6.625%	—
Variable rate debt		$253.8	$ —	$253.8	$253.8
Average rate		4.4%	—	4.4%	—
Interest rate derivatives:					
Interest rate swaps based on Euro and GBP LIBOR	$ 1.3	$ —	$ —	$ 1.3	$ 1.3
Average rate	3.87%	—	—	3.87%	—

2005	Expected Maturity Date		Total	Fair Value
	2010	After		
Long-term debt:				
Fixed rate debt	$ —	$200.0	$200.0	$201.5
Average rate	—	6.625%	6.625%	—
Variable rate debt	$166.2	$ —	$166.2	$166.2
Average rate	3.52%	—	3.52%	—

Excluded from the information provided above are $27.4 million and $27.3 million at September 30, 2006 and 2005, respectively, of miscellaneous debt instruments.

The recapitalization plan announced on December 12, 2006, to return $750 million to shareholders during the second quarter of fiscal 2007 will be financed by a restructuring of the Company's principal borrowing arrangements. Our Revolving Credit Agreement will be replaced with new senior secured $2.1 to $2.3 billion multicurrency credit facilities that will provide for revolving credit and term loans. As part of the refinancing, we intend to repurchase the $200 million principal amount of 6⅝% senior subordinated notes outstanding.

Other Market Risks

Our market risk associated with foreign currency rates is not considered to be material. Through fiscal 2006, we had only minor amounts of transactions that were denominated in currencies other than the currency of the country of origin. We are subject to market risk from fluctuating market prices of certain raw materials, including urea and other chemicals and paper and plastic products. Our objectives surrounding the procurement of these materials are to ensure continuous supply and to minimize costs. We seek to achieve these objectives through negotiation of contracts with favorable terms directly with vendors. We have entered into arrangements to partially mitigate the effect of fluctuating fuel costs on our Scotts LawnService® business and hedged a portion of our urea needs for fiscal 2007.

ANNUAL REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of The Scotts Miracle-Gro Company and our consolidated subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of The Scotts Miracle-Gro Company and our consolidated subsidiaries are being made only in accordance with authorizations of management and directors of The Scotts Miracle-Gro Company and our consolidated subsidiaries, as appropriate; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of The Scotts Miracle-Gro Company and our consolidated subsidiaries that could have a material effect on the consolidated financial statements.

Management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2006, the end of our fiscal year. Management based its assessment on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed under the direction of management.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of September 30, 2006, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. We reviewed the results of management's assessment with the Audit Committee of The Scotts Miracle-Gro Company.

Our independent registered public accounting firm, Deloitte & Touche LLP, audited management's assessment and independently assessed the effectiveness of our internal control over financial reporting. Deloitte & Touche LLP has issued an attestation report concurring with management's assessment, as stated in their report which appears herein.

/s/ JAMES HAGEDORN

James Hagedorn
President, Chief Executive Officer
and Chairman of the Board
Dated: December 13, 2006

/s/ DAVID C. EVANS

David C. Evans
Executive Vice President
and Chief Financial Officer
Dated: December 13, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Scotts Miracle-Gro Company
Marysville, Ohio

We have audited the accompanying consolidated balance sheets of The Scotts Miracle-Gro Company and Subsidiaries (the "Company") as of September 30, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended September 30, 2004 were audited by other auditors whose report, dated November 22, 2004, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 13, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Columbus, Ohio
December 13, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Scotts Miracle-Gro Company
Marysville, Ohio

We have audited management's assessment, included in the accompanying Annual Report of Management on Internal Control Over Financial Reporting, that The Scotts Miracle-Gro Company and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 30, 2006 is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2006 of the Company and our report dated December 13, 2006 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Columbus, Ohio
December 13, 2006

The Scotts Miracle-Gro Company
Consolidated Statements of Operations
for the fiscal years ended September 30, 2006, 2005 and 2004
(in millions, except per share data)

	2006	2005	2004
Net sales	$2,697.1	$2,369.3	$2,106.5
Cost of sales	1,741.1	1,509.2	1,313.5
Restructuring and other charges	0.1	(0.3)	0.6
Gross profit	955.9	860.4	792.4
Operating expenses:			
Selling, general and administrative	636.9	633.8	540.7
Impairment, restructuring and other charges	75.7	33.2	9.1
Other income, net	(9.2)	(7.5)	(10.2)
Income from operations	252.5	200.9	252.8
Costs related to refinancings	—	1.3	45.5
Interest expense	39.6	41.5	48.8
Income before income taxes	212.9	158.1	158.5
Income taxes	80.2	57.7	58.0
Income from continuing operations	132.7	100.4	100.5
Income from discontinued operations	—	0.2	0.4
Net income	$ 132.7	$ 100.6	$ 100.9
Basic earnings per common share:			
Income from continuing operations	$ 1.97	$ 1.51	$ 1.55
Income from discontinued operations	—	—	0.01
Net income	$ 1.97	$ 1.51	$ 1.56
Diluted earnings per common share:			
Income from continuing operations	$ 1.91	$ 1.47	$ 1.51
Income from discontinued operations	—	—	0.01
Net income	$ 1.91	$ 1.47	$ 1.52

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company
Consolidated Statements of Cash Flows
for the fiscal years ended September 30, 2006, 2005 and 2004
(in millions)

	2006	2005	2004
OPERATING ACTIVITIES			
Net income	$ 132.7	$ 100.6	$ 100.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment of intangible assets	66.4	23.4	—
Costs related to refinancings	—	1.3	45.5
Stock-based compensation expense	15.7	10.7	7.8
Depreciation	51.0	49.6	46.1
Amortization	16.0	17.6	11.6
Deferred taxes	(0.4)	(13.6)	17.6
Gain on sale of property, plant and equipment	(0.5)	—	—
Changes in assets and liabilities, net of acquired businesses:			
Accounts receivable	(37.6)	(37.9)	(1.9)
Inventories	(60.6)	(15.8)	(14.0)
Prepaid and other current assets	(3.6)	8.1	(16.9)
Accounts payable	34.3	10.3	(18.7)
Accrued taxes and liabilities	(33.4)	27.9	29.5
Restructuring reserves	(9.2)	10.3	0.8
Other non-current items	2.0	6.6	(5.8)
Other, net	9.6	27.6	11.7
Net cash provided by operating activities	182.4	226.7	214.2
INVESTING ACTIVITIES			
Investment in available for sale securities	—	—	(121.4)
Redemption of available for sale securities	—	57.2	64.2
Payments on seller notes	—	—	(12.3)
Proceeds from sale of property, plant and equipment	1.3	—	—
Investment in property, plant and equipment	(57.0)	(40.4)	(35.1)
Investments in acquired businesses, net of cash acquired	(118.4)	(77.7)	(8.2)
Net cash used in investing activities	(174.1)	(60.9)	(112.8)
FINANCING ACTIVITIES			
Borrowings under revolving and bank lines of credit	746.9	924.2	648.6
Repayments under revolving and bank lines of credit	(691.7)	(736.4)	(646.6)
Repayment of term loans	—	(399.0)	(827.5)
Proceeds from issuance of term loans	—	—	900.0
Redemption of 8⅝% Senior Subordinated Notes	—	—	(418.0)
Proceeds from issuance of 6⅝% Senior Subordinated Notes	—	—	200.0
Financing and issuance fees	—	(3.6)	(13.0)
Dividends paid	(33.5)	(8.6)	—
Payments on sellers notes	(4.5)	(6.9)	—
Purchase of common shares	(87.9)	—	—
Excess tax benefits from share-based payment arrangements	6.2	—	—
Cash received from exercise of stock options	17.6	32.2	23.5
Proceeds from termination of interest rate swaps	—	2.9	—
Net cash used in financing activities	(46.9)	(195.2)	(133.0)
Effect of exchange rate changes	6.5	(6.0)	(8.7)
Net decrease in cash	(32.1)	(35.4)	(40.3)
Cash and cash equivalents, beginning of year	80.2	115.6	155.9
Cash and cash equivalents, end of year	$ 48.1	$ 80.2	$ 115.6
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest paid, net of interest capitalized	(38.2)	(39.9)	(50.9)
Income taxes paid	(60.3)	(64.0)	(34.7)

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company
Consolidated Balance Sheets
September 30, 2006 and 2005
(in millions except per share data)

	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 48.1	$ 80.2
Accounts receivable, less allowances of $11.3 in 2006 and $11.4 in 2005	380.4	323.3
Inventories, net	409.2	324.9
Prepaid and other assets	104.3	59.4
Total current assets	942.0	787.8
Property, plant and equipment, net	367.6	337.0
Goodwill	458.1	432.9
Intangible assets, net	424.7	439.5
Other assets	25.2	21.7
Total assets	$2,217.6	$2,018.9
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	$ 6.0	$ 11.1
Accounts payable	200.4	151.7
Accrued liabilities	269.1	314.7
Accrued taxes	20.7	8.7
Total current liabilities	496.2	486.2
Long-term debt	475.2	382.4
Other liabilities	164.5	124.1
Total liabilities	1,135.9	992.7
Commitments and contingencies (Notes 14, 15 and 16)		
Shareholders' equity:		
Common shares and capital in excess of $.01 stated value per share, shares issued and outstanding of 66.6 in 2006 and 67.8 in 2005	509.1	491.3
Retained earnings	690.7	591.5
Treasury shares, at cost; 1.5 shares	(66.5)	—
Accumulated other comprehensive loss	(51.6)	(56.6)
Total shareholders' equity	1,081.7	1,026.2
Total liabilities and shareholders' equity	$2,217.6	$2,018.9

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company
Consolidated Statements of Shareholders' Equity
for the fiscal years ended September 30, 2006, 2005, and 2004
(in millions)

	Common Stock		Capital in Excess of	Deferred	Retained	Treasury Stock		Accumulated Other Comprehensive	
	Shares	Amount	Stated Value	Compensation	Earnings	Shares	Amount	Income/(loss)	Total
Balance, September 30, 2003	64.1	$0.3	$398.4	$ (8.3)	$398.6	–	–	$(60.8)	$ 728.2
Net income					100.9				100.9
Foreign currency translation								(0.9)	(0.9)
Unrecognized gain on derivatives, net of tax								1.0	1.0
Minimum pension liability, net of tax								2.9	2.9
Comprehensive income									103.9
Stock-based compensation awarded			12.2	(12.2)					
Stock-based compensation forfeitures			(1.2)	1.2					
Stock-based compensation expense				8.9					8.9
Issuance of common shares	1.6		33.6						33.6
Balance, September 30, 2004	65.7	0.3	443.0	(10.4)	499.5	–	–	(57.8)	874.6
Net income					100.6				100.6
Foreign currency translation								4.1	4.1
Unrecognized gain on derivatives, net of tax								2.1	2.1
Minimum pension liability, net of tax								(5.0)	(5.0)
Comprehensive income									101.8
Stock-based compensation awarded			15.1	(15.1)					
Stock-based compensation forfeitures			(2.6)	2.6					
Stock-based compensation expense				10.7					10.7
Cash dividends paid (12.5 cents per share)					(8.6)				(8.6)
Issuance of common shares	2.1		47.7						47.7
Balance, September 30, 2005	67.8	0.3	503.2	(12.2)	591.5	–	–	(56.6)	1,026.2
Net income					132.7				132.7
Foreign currency translation								(1.5)	(1.5)
FAS 123(R) reclassification			(12.2)	12.2					–
Minimum pension liability, net of tax								6.5	6.5
Comprehensive income									137.7
Stock-based compensation expense			15.7						15.7
Cash dividends paid (50 cents per share)					(33.5)				(33.5)
Treasury stock purchases						2.0	(87.9)		(87.9)
Treasury stock issuances			(21.4)			(0.5)	21.4		–
Issuance of common shares	0.3		23.5						23.5
Balance, September 30, 2006	68.1	$0.3	$508.8	$ –	$690.7	1.5	$(66.5)	$ (51.6)	$ 1,081.7

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Scotts Miracle-Gro Company ("Scotts Miracle-Gro") and its subsidiaries (collectively, the "Company") are engaged in the manufacture, marketing and sale of lawn and garden care products. The Company's major customers include home improvement centers, mass merchandisers, warehouse clubs, large hardware chains, independent hardware stores, nurseries, garden centers, food and drug stores, commercial nurseries and greenhouses, and specialty crop growers. The Company's products are sold primarily in North America and the European Union. We also operate the Scotts LawnService® business which provides lawn and tree and shrub fertilization, insect control and other related services in the United States and Smith & Hawken®, a leading brand in the outdoor living and gardening lifestyle category. Effective November 18, 2005, the Company entered the North America wild bird food category with the acquisition of Gutwein & Co., Inc. ("Gutwein").

Due to the nature of the lawn and garden business, the majority of shipments to retailers occur in the Company's second and third fiscal quarters. On a combined basis, net sales for the second and third fiscal quarters generally represent 70% to 75% of annual net sales.

Restructuring Merger

On March 18, 2005, The Scotts Company consummated the restructuring of its corporate structure into a holding company structure by merging The Scotts Company into a newly-created, wholly-owned, second-tier Ohio limited liability company subsidiary, The Scotts Company LLC, pursuant to the Agreement and Plan of Merger, dated as of December 13, 2004, by and among The Scotts Company, The Scotts Company LLC and Scotts Miracle-Gro (the "Restructuring Merger"). As a result of the Restructuring Merger, each of The Scotts Company's common shares, without par value, issued and outstanding immediately prior to the consummation of the Restructuring Merger was automatically converted into one fully paid and nonassessable common share, without par value, of Scotts Miracle-Gro. Scotts Miracle-Gro is the public company successor to The Scotts Company. Following the consummation of the Restructuring Merger, The Scotts Company LLC is the successor to The Scotts Company and is a direct, wholly-owned subsidiary of Scotts Miracle-Gro, the new parent holding company.

Organization and Basis of Presentation

The Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of Scotts Miracle-Gro and all wholly-owned and majority-owned subsidiaries. All intercompany transactions and accounts are eliminated in consolidation. The Company's criteria for consolidating entities is based on majority ownership (as evidenced by a majority voting interest in the entity) and an objective evaluation and determination of effective management control.

Revenue Recognition

Revenue is recognized when title and risk of loss transfer, which generally occurs when products are received by the customer. Provisions for estimated returns and allowances are recorded at the time revenue is recognized based on historical rates and are periodically adjusted for known changes in return levels. Shipping and handling costs are included in cost of sales. Scotts LawnService® revenues are recognized at the time service is provided to the customer.

Under the terms of the Amended and Restated Exclusive Agency and Marketing Agreement (the "Marketing Agreement") between the Company and Monsanto, the Company, in its role as exclusive agent performs certain functions, such as sales support, merchandising, distribution and logistics, and incurs certain costs in support of the consumer Roundup® business. The actual costs incurred by the Company on behalf of Roundup® are recovered from Monsanto through the terms of the Marketing Agreement. The reimbursement of costs for which the Company is considered the primary obligator is included in net sales.

Promotional Allowances

The Company promotes its branded products through cooperative advertising programs with retailers. Retailers also are offered in-store promotional allowances and rebates based on sales volumes. Certain products are promoted with direct consumer rebate programs and special purchasing incentives. Promotion costs (including allowances and rebates) incurred during the year are expensed to interim periods in relation to revenues and are recorded as a reduction of net sales. Accruals for expected payouts under the programs are included in the "Accrued liabilities" line in the Consolidated Balance Sheets.

Advertising

The Company advertises its branded products through national and regional media. Advertising costs incurred during the year are expensed to interim periods in relation to revenues. All advertising costs, except for external production costs, are expensed within the fiscal year in which such costs are incurred. External production costs for advertising programs are deferred until the period in which the advertising is first aired. Advertising expenses were $137.3 million in fiscal 2006, $122.5 million in fiscal 2005 and $105.0 million in fiscal 2004.

Scotts LawnService® promotes its service offerings primarily through direct mail campaigns. External costs associated with these campaigns that qualify as direct response advertising costs are deferred and recognized as advertising expense in proportion to revenues over a period not beyond the end of the subsequent calendar year. Costs that are not direct advertising costs are expensed within the fiscal year incurred on a monthly basis in proportion of net sales. The costs deferred at September 30, 2006 and 2005 were $5.6 million and $2.4 million, respectively.

Research and Development

All costs associated with research and development are charged to expense as incurred. Expense for fiscal 2006, 2005 and 2004 was $35.1 million, $38.0 million and $34.4 million including registrations of $8.2 million, $7.5 million and $6.8 million, respectively.

Environmental Costs

The Company recognizes environmental liabilities when conditions requiring remediation are probable and the amounts can be reasonably estimated. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Environmental liabilities are not discounted or reduced for possible recoveries from insurance carriers.

Stock-Based Compensation Awards

In fiscal 2003, the Company began expensing prospective grants of employee stock-based compensation awards in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." The Company adopted SFAS 123(R), "Share-Based Payment" effective October 1, 2005, following the modified prospective application approach. The Company was already in substantial compliance with SFAS 123(R) at the adoption date as SFAS 123(R) closely parallels SFAS 123. The adoption of SFAS 123(R) did not have a significant effect on the Company's results of operations for the period ended September 30, 2006. The fair value of awards is expensed ratably over the vesting period, generally three years, except for grants to members of the Board of Directors that have a shorter vesting period.

The Company changed its fair value option pricing model from the Black-Scholes model to a binomial model for all options granted on or after October 1, 2004. The fair value of options granted prior to October 1, 2004, was determined using the Black-Scholes model. The Company believes the binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Both the Black-Scholes model and the binomial model take into account a number of variables such as volatility, risk-free interest rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. However, the binomial model uses a more refined approach in applying those variables thereby improving the quality of the estimate of fair value.

Earnings per Common Share

On November 9, 2005, the Company executed a 2-for-1 stock split to shareholders of record on November 2, 2005. All share and per share information included in these consolidated financial statements and notes thereto reflect this stock split for all periods presented.

Basic earnings per common share is computed based on the weighted-average number of common shares outstanding each period. Diluted earnings per common share is computed based on the weighted-average number of common shares and dilutive potential common shares (stock options, restricted stock, performance shares and stock appreciation rights) outstanding each period.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

Investments

At September 30, 2004, the Company held investments consisting of adjustable rate notes issued by a variety of borrowers (the "Notes"). The Notes were accounted for as "available for sale securities" in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Notes held at September 30, 2004, in the amount of $57.2 million, were redeemed on October 1, 2004.

Accounts Receivable and Allowances

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Allowances reflect our best estimate of amounts in our existing accounts receivable that may not be collected due to customer claims, the return of goods, or customer inability or unwillingness to pay. We determine the allowance based on customer risk assessment and historical experience. We review our allowances monthly. Past due balances over 90 days and in excess of a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers.

Inventories

Inventories are stated at the lower of cost or market, principally determined by the FIFO method. Certain growing media inventories are accounted for by the LIFO method. Approximately 5% and 6% of inventories were valued at the lower of LIFO cost or market at September 30, 2006 and 2005, respectively. Inventories include the cost of raw materials, labor and manufacturing overhead. The Company makes provisions for obsolete or slow-moving inventories as necessary to properly reflect inventory at the lower of cost or market value. Reserves for excess and obsolete inventories were $15.1 million and $16.3 million at September 30, 2006 and 2005, respectively.

The Company adopted the provisions of SFAS 151, "Inventory Costs," in the first quarter of fiscal 2006. SFAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company has completed its evaluation of the provisions of SFAS 151, and its adoption did not have a material impact on its financial position or results of operations.

Goodwill and Indefinite-lived Intangible Assets

In accordance with SFAS 142, goodwill and intangible assets determined to have indefinite lives are not subject to amortization. Goodwill and indefinite-lived intangible assets are reviewed for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. The Company conducts its annual impairment review of indefinite-lived tradenames and goodwill during its first fiscal quarter. If it is determined that an impairment has occurred, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value and classified as "Impairment, restructuring, and other charges" in the Consolidated Statement of Operations.

Long-lived Assets

Property, plant and equipment, are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. When properties are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the accounts with the resulting gain or loss being reflected in income from operations.

Depreciation of property, plant and equipment is provided on the straight-line method and is based on the estimated useful economic lives of the assets as follows:

Land improvements	10 — 25 years
Buildings	10 — 40 years
Machinery and equipment	3 — 15 years
Furniture and fixtures	6 — 10 years
Software	3 — 8 years

Interest capitalized on capital projects amounted to $0.5 million and $0.3 million during fiscal 2006 and fiscal 2005, respectively. No interest was capitalized on capital projects in fiscal 2004.

Intangible assets with finite lives, and therefore subject to amortization, include technology (e.g., patents), customer accounts, and certain tradenames. These intangible assets are being amortized on the straight-line method over periods typically ranging from 10 to 25 years. The Company's fixed assets and intangible assets subject to amortization are required to be tested for recoverability under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Internal Use Software

The Company accounts for the costs of internal use software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation/operation stage. As of September 30, 2006 and 2005, the Company had $29.4 million and $37.4 million, respectively, in unamortized capitalized internal use computer software costs. Amortization of these costs was $10.7 million, $9.6 million and $8.7 million during fiscal 2006, 2005 and 2004, respectively.

Translation of Foreign Currencies

For all foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Income and expense accounts are translated at the average rate of exchange prevailing during the year. Translation gains and losses arising from the use of differing exchange rates from period to period are included in other comprehensive income, a component of shareholders' equity. Foreign currency transaction gains and losses are included in the determination of net income and amounted to a loss of $0.5 million, a gain of $2.1 million and a loss of $0.7 million in fiscal years 2006, 2005, and 2004, respectively.

Derivative Instruments

In the normal course of business, the Company is exposed to fluctuations in interest rates, the value of foreign currencies, and the cost of commodities. A variety of financial instruments, including forward and swap contracts, are used to manage these exposures. The Company's objective in managing these exposures is to better control these elements of cost and mitigate the earnings and cash flow volatility associated with changes in the applicable rates and prices.

The Company has established policies and procedures that encompass risk-management philosophy and objectives, guidelines for derivative-instrument usage, counterparty credit approval, and the monitoring and reporting of derivative activity. The Company does not enter into derivative instruments for the purpose of speculation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 157 — Fair Value Measurements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company will be required to adopt SFAS 157 no later than October 1, 2008, the beginning of its 2009 fiscal year. The Company has not yet determined the effect, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

Statement of Financial Accounting Standards No. 158 — Employers' Accounting For Defined Benefit Pension And Other Postretirement Plans

The Financial Accounting Standards Board has issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS 108 will require the Company to recognize the underfunded status of its defined benefit postretirement plans as a liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 does not change the way the Company measures plan assets and benefit obligations as of the date of its balance sheet and in determining the amount of net periodic benefit cost.

The Company will be required to adopt the provisions of SFAS 158 as of September 30, 2007. As disclosed in Note 7, Retirement Plans, the Company's projected benefit obligation for its international defined benefit plans exceeded the accumulated benefit obligation at September 30, 2006. As disclosed in Note 8, Associate Medical Benefits, the Company's accumulated plan benefit obligation for its post-retirement medical plan exceeded the liability recorded at September 30, 2006. If the provisions of SFAS 158 were adopted as of September 30, 2006, the Company would be required to record an additional long-term liability of $26.3 million, an additional long-term deferred tax asset of $9.6 million, and charge the accumulated other comprehensive loss component of shareholders' equity for $16.7 million.

FIN 48 — Accounting For Uncertainty In Income Taxes — An Interpretation Of FASB Statement No. 109

The Financial Accounting Standards Board has issued Interpretation (FIN) 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with this Interpretation is a two-step process. The first step is recognition: The enterprise determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

The Company will be required to adopt the provisions of FIN 48 in respect of all the Company's tax positions as of October 1, 2007, the beginning of the 2008 fiscal year. The cumulative effect of applying the provisions of the Interpretation will be reported as an adjustment to the opening balance of retained earnings for the 2008 fiscal year. The Company has not completed its evaluation of FIN 48 and the effect the adoption of the Interpretation will have on the Company's consolidated financial statements. It is possible that the adoption of this Interpretation will have a material effect on future results of operations.

SEC Staff Accounting Bulletin ("SAB") No. 108 — Quantifying Financial Statement Misstatements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, "Quantifying Financial Statement Misstatements". Due to diversity in practice among registrants, the SEC staff in SAB 108 expresses its views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. The Company will be required to adopt SAB 108 in fiscal 2007. The Company is in the process of evaluating SAB 108, but does not believe it will have a material impact on its financial condition, results of operations or liquidity.

NOTE 2. DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS

	September 30, 2006	September 30, 2005
	(In millions)	
INVENTORIES, NET:		
Finished goods	$ 267.4	$ 216.0
Work-in-progress	36.0	31.4
Raw materials	105.8	77.5
	$ 409.2	$ 324.9
PROPERTY, PLANT AND EQUIPMENT, NET:		
Land and improvements	$ 49.8	$ 39.6
Buildings	144.6	131.1
Machinery and equipment	401.8	353.7
Furniture and fixtures	39.2	35.4
Software	79.7	76.6
Construction in progress	22.5	23.0
	737.6	659.4
Less: accumulated depreciation	(370.0)	(322.4)
	$ 367.6	$ 337.0
ACCRUED LIABILITIES:		
Payroll and other compensation accruals	$ 53.7	$ 62.5
Advertising and promotional accruals	126.8	114.0
Restructuring accruals	6.4	15.6
Other	82.2	122.6
	$ 269.1	$ 314.7
OTHER NON-CURRENT LIABILITIES:		
Accrued pension and postretirement liabilities	$ 93.8	$ 102.9
Legal and environmental reserves	4.2	3.3
Deferred tax liability	49.2	4.5
Other	17.3	13.4
	$ 164.5	$ 124.1

	September 30, 2006	September 30, 2005	September 30, 2004
	(in millions)		
ACCUMULATED OTHER COMPREHENSIVE LOSS:			
Unrecognized gain (loss) on derivatives, net of tax of $(0.9), $(1.2) and $0.2	$ 1.8	$ 1.8	$ (0.3)
Minimum pension liability, net of tax of $19.5, $23.7 and $22.7	(34.1)	(40.6)	(35.6)
Foreign currency translation adjustment	(19.3)	(17.8)	(21.9)
	$(51.6)	$(56.6)	$(57.8)

NOTE 3. MARKETING AGREEMENT

Under the terms of the Marketing Agreement with Monsanto, the Company is Monsanto's exclusive agent for the domestic and international marketing and distribution of consumer Roundup® herbicide products. Under the terms of the Marketing Agreement, the Company is entitled to receive an annual commission from Monsanto in consideration for the performance of the Company's duties as agent. The Marketing Agreement also requires the Company to make annual payments to Monsanto as a contribution against the overall expenses of the consumer Roundup® business.

The annual gross commission under the Marketing Agreement is calculated as a percentage of the actual earnings before interest and income taxes (EBIT) of the consumer Roundup® business, as defined in the Marketing Agreement. Each year's percentage varies in accordance with the terms of the Marketing Agreement based on the achievement of two earnings thresholds and on commission rates that vary by threshold and program year.

The annual contribution payment is defined in the Marketing Agreement as $20 million; however, portions of the annual contribution payments for the first three years of the Marketing Agreement were deferred. Through July 2, 2005, the Company recognized a periodic charge associated with the annual contribution payments equal to the required payment for that period. The Company had not recognized a charge for the portions of the contribution payments that were deferred until the time those deferred amounts were due under the terms of the Marketing Agreement. Based on the then available facts and circumstances, the Company considered this method of accounting to be appropriate. Factors considered in this determination included the likely term of the Marketing Agreement, the Company's ability to terminate the Marketing Agreement without paying the deferred amounts, the Company's assessment that the Marketing Agreement could have been terminated at any balance sheet date without incurring significant economic consequences as a result of such action and the fact that a significant portion of the deferred amount could never have been paid, even if the Marketing Agreement was not terminated prior to 2018, unless significant earnings targets were exceeded.

During the quarter ended July 2, 2005, the Company updated its assessment of the amounts deferred and previously considered a contingent obligation under the Marketing Agreement. Based on the strong performance and other economic developments surrounding the consumer Roundup® business, the Company concluded that it was probable that the deferred contribution payment that totaled $45.7 million as of July 2, 2005 would be paid. Since the recognition of this contingent obligation was for previously deferred contribution payments under the Marketing Agreement, the Company recorded this liability with a charge to net sales in the quarter ended July 2, 2005. This amount bore interest at 8% until it was paid in October 2005. The deferred contribution balance was recorded as a current liability at September 30, 2005.

Under the terms of the Marketing Agreement, the Company performs certain functions, primarily manufacturing conversion, selling and marketing support, on behalf of Monsanto in the conduct of the consumer Roundup® business. The actual costs incurred for these activities are charged to and reimbursed by Monsanto, for which the Company recognizes no gross profit or net income. The Company records costs incurred under the Marketing Agreement for which the Company is the primary obligor on a gross basis, recognizing such costs in "Cost of sales" and the reimbursement of these costs in "Net sales," with no effect on gross profit or net income. The related net sales and cost of sales were $37.6 million, $40.7 million and $40.1 million for fiscal 2006, 2005 and 2004, respectively. The elements of the net commission earned under Marketing Agreement included in "Net sales" for each of the three years in the period ended September 30, 2006 are as follows:

	2006	2005	2004
Gross commission	$ 60.7	$ 67.0	$ 58.2
Contribution expenses	(20.0)	(23.8)	(26.4)
Deferred contribution charge	—	(45.7)	—
Amortization of marketing fee	(0.8)	(2.8)	(3.3)
Net commission income (expense)	39.9	(5.3)	28.5
Reimbursements associated with marketing agreement	37.6	40.7	40.1
Total net sales associated with marketing agreement	$ 77.5	$ 35.4	$ 68.6

In consideration for the rights granted to the Company under the Marketing Agreement for North America, the Company was required to pay a marketing fee of $33 million to Monsanto. The Company has deferred this amount on the basis that the payment will provide a future benefit through commissions that will be earned under the Marketing Agreement. Based on management's current assessment of the likely term of the Marketing Agreement, the useful life over which the marketing fee is being amortized is 20 years. Prior to fiscal 2005, the marketing fee had been amortized over ten years.

The Marketing Agreement has no definite term except as it relates to the European Union countries. With respect to the European Union countries, the term of the Marketing Agreement has been extended through September 30, 2008 and may be renewed at the option of both parties for two additional successive terms ending on September 30, 2015 and 2018, with a separate determination being made by the parties at least six months prior to the expiration of each such term as to whether to commence a subsequent renewal term. If Monsanto does not agree to the renewal term with respect to the European Union countries, the commission structure will be renegotiated within the terms of the Marketing Agreement. For countries outside of the European Union, the Marketing Agreement continues indefinitely unless terminated by either party. The Marketing Agreement provides Monsanto with the right to terminate the Marketing Agreement for an event of default (as defined in the Marketing Agreement) by the Company or a change in control of Monsanto or the sale of the consumer Roundup® business. The Marketing Agreement provides the Company with the right to terminate the Marketing Agreement in certain circumstances including an event of default by Monsanto or the sale of the consumer Roundup® business. Unless Monsanto terminates the Marketing Agreement for an event of default by the Company, Monsanto is required to pay a termination fee to the Company that varies by program year. If Monsanto terminates the Marketing Agreement upon a change of control of Monsanto or the sale of the consumer Roundup® business prior to September 30, 2008, we will be entitled to a termination fee in excess of $100 million. If we terminate the Marketing Agreement upon an uncured material breach, material fraud or material willful misconduct by Monsanto, we will be entitled to receive a termination fee in excess of $100 million if the termination occurs prior to September 30, 2008. The termination fee declines over time from $100 million to a minimum of $16 million for terminations between September 30, 2008 and September 30, 2018. If Monsanto was to terminate the Marketing Agreement for cause, we would not be entitled to any termination fee, and we would lose all, or a significant portion, of the significant source of earnings and overhead expense absorption the Marketing Agreement provides. Monsanto may also be able to terminate the Marketing Agreement within a given region, including North America, without paying us a termination fee if sales to consumers in that region decline: (1) over a cumulative three fiscal year period; or (2) by more than 5% for each of two consecutive years.

NOTE 4. IMPAIRMENT, RESTRUCTURING AND OTHER CHARGES

2006 Charges

An impairment charge of $1.0 million was recorded in the first quarter related to a tradename no longer in use in the U.K. consumer business. As further discussed in Note 6, an impairment charge of $65.4 million primarily related to indefinite-lived tradenames in our European consumer business was recorded in the fourth quarter as a result of the interim date impairment analysis of indefinite-lived intangibles and goodwill. During fiscal 2006, the Company recorded $9.4 million of restructuring and other charges relating to the strategic improvement plan initiated in fiscal 2005, consisting primarily of severance and related costs.

2005 Charges

During fiscal 2005, the Company recorded $9.5 million of restructuring and other charges. The Company recognized restructuring costs relating primarily to the Company's strategic improvement plan designed to significantly improve long-term earnings through a sustained effort to reduce general and administrative costs. Primarily in relation to the plan, the Company recognized $26.3 million of severance and related costs, including curtailment charges relating to a pension plan and the retiree medical plan. The Company anticipates that restructuring activities under the strategic improvement plan will continue through fiscal 2007 and that total costs under the plan will be in the range of $33 million to $35 million. In the first quarter of fiscal 2005, the Company recorded an impairment charge of $22.0 million for indefinite-lived tradenames in our U.K. consumer business, reflecting a reduction in the value of the business resulting primarily from the decline in the profitability of its growing media business and unfavorable category mix trends.

Offsetting these charges was a reserve reversal to restructuring income of $7.9 million related to the collection of outstanding accounts receivable due from Central Garden & Pet Company (Central Garden), and a net settlement gain of $8.9 million was recorded relating to the lawsuit against Aventis.

2004 Charges

During fiscal 2004, the Company recorded $9.7 million of restructuring and other charges. Charges related to our North America distribution restructuring were classified as cost of sales in the amount of $0.6 million. Severance costs related to our International Profit Improvement Plan and the restructuring of our International team amounted to $6.1 million. The restructuring of our Global Business Information Services group amounted to $3.0 million and related primarily to severance and outside service costs. The severance costs incurred in fiscal 2004 are related to the reduction of 75 administrative and production employees.

The following is the detail of impairment, restructuring, and other charges and a rollforward of the cash portion of the restructuring and other charges accrued in fiscal 2006, 2005, and 2004 (in millions).

	2006	2005	2004
Restructuring:			
Severance	$ 8.5	$ 15.9	$ 7.6
Facility exit costs	—	0.1	1.0
Central Garden litigation	—	(7.9)	—
Aventis litigation	—	(8.9)	—
Curtailment of pension and retiree medical plans	—	4.9	—
Other related costs	0.9	5.4	1.1
	9.4	9.5	9.7
Asset impairment:			
Other intangibles	66.4	23.4	—
Total restructuring and asset impairment expense	$ 75.8	$32.9	$ 9.7
Amounts reserved for restructuring and other charges at beginning of year	$ 15.6	$ 5.3	$ 4.5
Restructuring expense	9.4	9.5	9.7
Receipts, payments and other	(18.6)	0.8	(8.9)
Amounts reserved for restructuring and other charges at end of year	$ 6.4	$15.6	$ 5.3

The restructuring activities to which these costs apply are expected to be largely completed in fiscal 2007. The balance of the accrued charges at September 30, 2006 and 2005, are included in "Accrued liabilities" on the Consolidated Balance Sheets.

NOTE 5. ACQUISITIONS

The Company continues to view strategic acquisitions as a means to enhance our strong core businesses. The following recaps key acquisitions made over the last two years:

Date of Acquisition	Assets Acquired	Consideration	Reasons for the Acquisition
June 2006	Certain brands and assets of Landmark Seed Company, a leading producer and distributor of quality professional seed and turfgrasses.	Cash of $6.2 million with an additional $1 million deferred to future periods.	Transaction enhances the Company's position in the global turfgrass seed industry and compliments the acquisition of Turf-Seed, Inc.
May 2006	Certain brands and assets of Turf-Seed, Inc., a leading producer of quality commercial turfgrasses, including 49% equity interest in Turf-Seed Europe, which distributes Turf-Seed's grass varieties throughout the European Union and other countries in the region.	Cash of $10.0 million plus assumed liabilities of $4.5 million. Contingent consideration based on future performance of the business due in 2012 that may approximate $15 million which would be recorded as additional purchase price.	Integration of Turf-Seed's extensive professional seed sales and distribution network with the Company's existing presence and industry leading brands in the consumer seed market will strengthen the Company's overall global position in the seed category.
November 2005	All the outstanding shares of Gutwein & Co., Inc. ("Gutwein"), a leader in the growing North America wild bird food category.	$78.3 million in cash plus assumed liabilities of $4.7 million.	Gutwein's Morning Song® branded products are sold at leading mass retailers, grocery, pet and general merchandise stores. This acquisition gives the Company its entry into the North America wild bird food category. We are leveraging the strengths of both organizations to drive continued growth in this category.
October 2005	All the outstanding shares of Rod McLellan Company ("RMC"), a leading branded producer and marketer of soil and landscape products in the western U.S.	$20.5 million in cash plus assumed liabilities of $6.8 million.	RMC compliments our existing line of growing media products and has been integrated into that business.
October 2004	All the outstanding shares of Smith & Hawken, Ltd., a leader in the outdoor living and gardening lifestyle category.	$73.6 million in cash plus assumed liabilities of $13.9 million.	The power and flexibility of the Smith & Hawken® brand in outdoor living fits our strategy to extend our reach into adjacent lawn and garden categories and to own industry leading brands in every category in which we compete.

Preliminary allocations of purchase price to assets acquired and liabilities assumed have been recorded for all acquisitions made during fiscal 2006, based on estimated fair values at the date of the acquisitions. The Company has finalized purchase accounting allocations for the RMC acquisition and expects to complete the Gutwein allocation during the first quarter of fiscal 2007. Purchase price allocations for the assets acquired from Turf-Seed, Inc. and Landmark Seed Company will be completed during fiscal 2007.

On a pro forma basis, net sales for the year ended September 30, 2005 would have been $2.48 billion (an increase of $114.5 million) had the acquisitions of RMC and Gutwein, and the brands and assets from Turf-Seed and Landmark Seed occurred as of October 1, 2004. The pro forma reported net income for the year ended September 30, 2005 would have increased by approximately $6.5 million or $0.09 cents per diluted common share. Due to the timing of these acquisitions in fiscal 2006, pro forma results would not be materially different from actual results for the year ended September 30, 2006.

On a pro forma basis, net sales for the years ended September 30, 2004, would have been $2.26 billion (an increase of $148.5 million) had the acquisition of Smith & Hawken, Ltd. occurred as of October 1, 2003. Reported net income on a pro forma basis would have decreased by approximately $1.6 million, or $0.02 per common share, for the year ended September 30, 2004.

Scotts LawnService®

From fiscal 2004 through 2006, the Company's Scotts LawnService® segment acquired 12 individual lawn service entities for a total cost of approximately $14.8 million. The following table summarizes the details of these transactions by fiscal year (dollar amounts in millions):

	Fiscal Year		
	2006	2005	2004
Number of individual acquisitions	5	3	4
Total cost	$4.4	$6.4	$4.0
Portion of cost paid in cash	3.4	4.1	3.0
Notes issued and liabilities assumed	1.0	2.3	1.0
Goodwill	3.5	4.7	3.0
Other intangible assets	0.7	0.9	0.6
Working capital and property, plant and equipment	0.2	0.8	0.4

In addition to the above, the Company acquired the minority interest in the Scotts LawnService® business during fiscal 2004 for $5.2 million ($2.0 million in cash and $3.2 million in seller notes). The purchase price was allocated to goodwill in the amount of $5.1 million and other intangible assets in the amount of $0.1 million. Substantially all of the recorded goodwill relating to the Scotts LawnService® acquisitions is deductible for tax purposes. Goodwill is not being amortized for financial reporting purposes. Other intangible assets consist primarily of customer lists and non-compete agreements, and are being amortized for financial reporting purposes over a period of 7 and 3 years, respectively. These acquisitions are deemed immaterial for pro forma disclosure.

During fiscal 2004, the Company acquired the minority interest in a subsidiary for $3.2 million, the cost of which was allocated to intangible assets.

NOTE 6. GOODWILL AND INTANGIBLE ASSETS, NET

In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are not subject to amortization. Goodwill and indefinite-lived intangible assets are reviewed for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. The Company performed its annual impairment analysis of indefinite-lived intangible assets and goodwill during the first quarter of fiscal 2006, which resulted in an impairment charge of $1.0 million associated with a tradename no longer in use in its European consumer business. The European consumer business of our International reporting segment and Smith & Hawken experienced significant off plan performance in 2006. Management believes the off plan performance of the European consumer business was driven largely by category declines in the European consumer markets. The off plan performance of these two businesses was an indication that, more-likely-than-not, the fair values of the related reporting units and indefinite-lived intangibles have declined below their carrying amount. Accordingly, an interim impairment test was performed for the goodwill and indefinite-lived tradenames of these reporting units during the fourth quarter. Management engaged an independent valuation firm to assist in the interim impairment assessment. The value of all indefinite-lived tradenames was determined using a royalty savings methodology similar to that employed when the associated businesses were acquired but using updated estimates of sales, cash flow and profitability. The fair value of the Company's reporting units for purposes of goodwill testing was determined primarily by employing a discounted cash flow methodology. As a result of the interim impairment test, the Company recorded a $65.4 million non-cash impairment charge, $62.3 million of which was associated with indefinite-lived tradenames that continue to be employed in the consumer portion of the International reporting segment. The balance of the fiscal 2006 fourth quarter impairment charge was in our North America segment and consisted of $1.3 million for a Canadian tradename being phased out and $1.8 million related to goodwill of a pottery business we exited. The interim impairment testing of the Smith & Hawken goodwill and indefinite-lived tradename did not indicate impairment.

In the first quarter of fiscal 2005, the Company completed its annual impairment analysis of goodwill and indefinite-lived tradenames and determined that tradenames associated with the consumer business in the United Kingdom were impaired. The fair value of the tradenames was determined using the royalty savings approach described above. The reduction in the value of the tradenames has resulted primarily from a decline in the profitability of the U.K. growing media business and unfavorable category mix trends. As a result of this evaluation, an impairment charge of $22.0 million was recorded for certain indefinite-lived tradenames associated with this business.

The following table presents goodwill and intangible assets as of September 30, 2006 and 2005 (dollars in millions).

		September 30, 2006			September 30, 2005		
	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:							
Technology	13	$ 54.3	$(34.3)	$ 20.0	$ 49.4	$(29.8)	$ 19.6
Customer accounts	17	$ 80.5	(17.9)	62.6	49.1	(11.6)	37.5
Tradenames	17	$ 11.3	(4.9)	6.4	11.3	(4.2)	7.1
Other	10	$111.2	(75.6)	35.6	108.6	(71.5)	37.1
Total amortizable intangible assets, net				124.6			101.3
Unamortizable intangible assets:							
Tradenames				300.1			338.2
Total intangible assets, net				424.7			439.5
Goodwill				458.1			432.9
Total goodwill and intangible assets, net				$882.8			$872.4

The changes to the net carrying value of goodwill by segment for the fiscal years ended September 30, 2006 and 2005, are as follows (in millions):

	North America	Scotts LawnService®	International	Other/ Corporate	Total
Balance as of September 30, 2004	$198.7	$100.3	$118.9	$ —	$ 417.9
Increases due to acquisitions	—	4.7	—	24.6	29.3
Reclassifications	(8.0)	—	(2.7)	—	(10.7)
Other, primarily cumulative translation	0.2	—	(3.8)	—	(3.6)
Balance as of September 30, 2005	190.9	105.0	112.4	24.6	432.9
Increases due to acquisitions	16.6	3.6	—	—	20.2
Impairment	(1.8)	—	—	—	(1.8)
Other, primarily cumulative translation	—	—	6.8	—	6.8
Balance as of September 30, 2006	$205.7	$108.6	$119.2	$24.6	$458.1

The total amortization expense for the years ended September 30, 2006, 2005 and 2004 was $16.0 million, $17.6 million and $8.3 million, respectively. Amortization expense is estimated to be as follows for the years ended September 30 (in millions):

2007	$13.8
2008	13.7
2009	12.0
2010	10.1
2011	9.6

NOTE 7. RETIREMENT PLANS

The Company sponsors a defined contribution profit sharing and 401(k) plan for substantially all U.S. associates. The Company provides a base contribution equal to 2% of compensation up to 50% of the Social Security taxable wage base plus 4% of remaining compensation. Associates also may make pretax contributions from compensation that are matched by the Company at 100% of the associates' initial 3% contribution and 50% of their remaining contribution up to 5%. The Company recorded charges of $10.3 million, $10.8 million and $9.7 million under the plan in fiscal 2006, 2005 and 2004, respectively.

The Company sponsors two defined benefit plans for certain U.S. associates. Benefits under these plans have been frozen and closed to new associates since 1997. The benefits under the primary plan are based on years of service and the associates' average final compensation or stated amounts. The Company's funding policy, consistent with statutory requirements and tax considerations, is based on actuarial computations using the Projected Unit Credit method. The second frozen plan is a non-qualified supplemental pension plan. This plan provides for incremental pension payments so that total pension payments equal amounts that would have been payable from the Company's pension plan if it were not for limitations imposed by the income tax regulations.

The Company sponsors defined benefit pension plans associated with its International businesses in the United Kingdom, the Netherlands, Germany, and France. These plans generally cover all associates of the respective businesses with retirement benefits primarily based on years of service and compensation levels. During fiscal 2004, the U.K. plans were closed to new participants, but existing participants continue to accrue benefits. All newly hired associates of the U.K. business now participate in a new defined contribution plan in lieu of the defined benefit plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present information about benefit obligations, plan assets, annual expense, assumptions and other information about the Company's defined benefit pension plans (in millions):

	Curtailed Defined Benefit Plans		International Benefit Plans	
	2006	2005	2006	2005
Change in projected benefit obligation				
Benefit obligation at beginning of year	$ 96.1	$ 92.1	$158.2	$130.9
Service cost	—	—	4.2	3.3
Interest cost	5.2	5.2	7.7	7.1
Plan participants' contributions	—	—	0.9	1.1
Curtailment / settlement loss (gain)	—	2.3	(1.1)	—
Actuarial loss (gain)	(1.7)	2.0	3.4	24.8
Benefits paid	(6.2)	(5.5)	(4.7)	(4.7)
Foreign currency translation	—	—	10.1	(4.3)
Projected benefit obligation at end of year	$ 93.4	$ 96.1	$178.7	$158.2
Accumulated benefit obligation at end of year	$ 93.4	$ 96.1	$154.5	$143.3
Change in plan assets				
Fair value of plan assets at beginning of year	$ 72.5	$ 69.6	$ 96.4	$ 80.0
Actual return on plan assets	4.4	8.3	9.8	14.9
Employer contribution	0.2	0.1	7.2	7.6
Plan participants' contributions	—	—	0.9	1.1
Benefits paid	(6.2)	(5.5)	(4.7)	(4.7)
Foreign currency translation	—	—	6.5	(2.5)
Fair value of plan assets at end of year	$ 70.9	$ 72.5	$ 116.1	$ 96.4
Amounts recognized in the balance sheets consist of:				
Funded Status — projected benefit obligation in excess of plan assets as of September 30 measurement date	$(22.5)	$(23.6)	$(62.6)	$ (61.8)
Unrecognized losses	29.3	32.1	46.8	45.4
Net amount recognized	6.8	8.5	(15.8)	(16.4)
Additional minimum pension liability	(29.3)	(32.1)	(24.3)	(32.2)
Total amount accrued	$(22.5)	$(23.6)	$ (40.1)	$(48.6)
Weighted average assumptions used in development of projected benefit obligation:				
Discount rate	5.93%	5.63%	4.86%	4.68%
Rate of compensation increase	n/a	n/a	3.5%	3.5%

	Curtailed Defined Benefit Plan			International Benefit Plans		
	2006	2005	2004	2006	2005	2004
Components of net periodic benefit cost						
Service cost	$ —	$ —	$ —	$ 4.2	$ 3.3	$ 4.2
Interest cost	5.2	5.2	5.1	7.7	7.1	6.6
Expected return on plan assets	(5.5)	(5.4)	(4.5)	(7.0)	(6.3)	(5.3)
Net amortization	2.2	2.6	2.6	2.0	1.4	1.8
Net periodic benefit cost	1.9	2.4	3.2	6.9	5.5	7.3
Curtailment / settlement loss (gain)	—	2.3	—	(1.2)	—	(0.3)
Total benefit cost	$ 1.9	$ 4.7	$ 3.2	$ 5.7	$ 5.5	$ 7.0

	Curtailed Defined Benefit Plan			International Benefit Plans		
	2006	2005	2004	2006	2005	2004
Weighted average assumptions used in development of net periodic benefit cost:						
Discount rate	5.63%	5.75%	6.0%	4.68%	5.35%	5.25%
Expected return on plan assets	8.0%	8.0%	8.0%	6.9%	7.5%	7.5%
Rate of compensation increase	n/a	n/a	n/a	3.5%	3.7%	3.7%

Other Information:

	Curtailed Defined Benefit Plans	International Benefit Plans
Plan asset allocations:		
Target for September 30, 2007:		
Equity securities	60%	53%
Debt securities	40%	47%
September 30, 2006:		
Equity securities	66%	56%
Debt securities	34%	43%
Other	—	1%
September 30, 2005:		
Equity securities	63%	61%
Debt securities	36%	38%
Other	1%	1%
Expected contributions in fiscal 2007:		
Company	$ 4.1	$ 7.0
Employee	—	0.9
Expected future benefit payments:		
2007	$ 6.4	$ 5.2
2008	6.4	5.2
2009	6.5	5.3
2010	6.5	5.6
2011	6.6	5.6
Total 2012 to 2016	33.8	31.5

Investment Strategy:

The Company maintains target allocation percentages among various asset classes based on an individual investment policy established for each of the various pension plans which are designed to achieve long term objectives of return, while mitigating against downside risk and considering expected cash requirements to fund benefit payments. Our investment policies are reviewed from time to time to ensure consistency with our long-term objectives.

Basis for Long-Term Rate of Return on Asset Assumptions:

The Company's expected long-term rate of return on asset assumptions are derived from studies conducted by third parties. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plan to determine the average rate of earnings expected on the funds invested to provide for benefits under the various pension plans. While the studies give appropriate consideration to recent fund performance and historical returns, the assumptions primarily represent expectations about future rates of return over the long term.

NOTE 8. ASSOCIATE MEDICAL BENEFITS

The Company provides comprehensive major medical benefits to certain of its retired associates and their dependents. Substantially all of the Company's domestic associates who were hired before January 1, 1998 become eligible for these benefits if they retire at age 55 or older with more than ten years of service. The plan requires certain minimum contributions from retired associates and includes provisions to limit the overall cost increases the Company is required to cover. The Company funds its portion of retiree medical benefits on a pay-as-you-go basis.

The following table sets forth the information about the retiree medical plan for domestic associates (in millions):

	2006	2005
Change in Accumulated Plan Benefit Obligation (APBO)		
Benefit obligation at beginning of year	$ 34.7	$ 33.8
Service cost	0.7	0.7
Interest cost	1.9	2.0
Plan participants' contributions	0.7	0.6
Loss on curtailment	—	2.5
Actuarial gain	(2.3)	(2.1)
Benefits paid	(2.5)	(2.8)
APBO at end of year	$ 33.2	$ 34.7
Change in plan assets		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contribution	1.8	2.2
Plan participants' contributions	0.7	0.6
Benefits paid	(2.5)	(2.8)
Fair value of plan assets at end of year	$ —	$ —
Amounts recognized in the balance sheets consist of:		
Funded status as of September 30 measurement date	$(33.2)	$ (34.7)
Unrecognized prior loss	3.7	6.1
Accrued benefit cost (net amount recognized)	$(29.5)	$(28.6)
Discount rate used in development of APBO	5.86%	5.51%
Development of accrued benefit cost		
Accrued benefit cost at beginning of year	$ 28.6	$ 25.0
Postretirement benefit cost	2.7	3.3
Curtailment charge	—	2.5
Employer contributions	(1.8)	(2.2)
Accrued benefit cost at end of year	$ 29.5	$ 28.6

	2006	2005	2004
Components of net periodic benefit cost			
Service cost	$ 0.7	$ 0.7	$ 0.5
Interest cost	1.9	2.0	2.0
Amortization of:			
Actuarial loss	0.1	0.6	0.4
Prior service cost	—	—	(0.4)
Net periodic postretirement benefit cost	2.7	3.3	2.5
Curtailment charge	—	2.5	—
Total postretirement benefit cost	$ 2.7	$ 5.8	$ 2.5
Discount rate used in development of net periodic benefit cost	5.51%	5.75%	6.00%

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") became law. The Act provides for a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to the benefit established by the Act. On May 19, 2004, the FASB issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "FSP"). The FSP provides guidance on accounting for the effects of the Act, which the Company adopted at the beginning of its fourth quarter of fiscal 2004. The APBO at September 30, 2006, has been reduced by a deferred actuarial gain in the amount of $6.0 million to reflect the effect of the subsidy related to benefits attributed to past service. The amortization of the actuarial gain and reduction of service and interest costs served to reduce net periodic post retirement benefit cost for fiscal years 2006, 2005 and 2004 by $0.9, $0.2 and $0.1 million, respectively.

For measurement as of September 30, 2006, management has assumed that health care costs will increase at an annual rate of 8.0% in fiscal 2007, decreasing 0.50% per year to an ultimate trend of 5.00% in 2013. A 1% increase in health cost trend rate assumptions would increase the APBO as of September 30, 2006 and 2005 by $0.1 million and $0.2 million, respectively. A 1% decrease in health cost trend rate assumptions would decrease the APBO as of September 30, 2006 and 2005 by $0.2 million and $0.2 million, respectively. A 1% increase or decrease in the same rate would not have a material effect on service or interest costs.

Estimated Future Benefit Payments

The following benefit payments under the plan are expected to be paid by the Company and the retirees for the fiscal years indicated (in millions):

	Gross Benefit Payments	Retiree Contributions	Medicare Part D Subsidy	Net Company Payments
2007	$ 3.6	$ (0.9)	$(0.3)	$ 2.4
2008	4.0	(1.0)	(0.3)	2.7
2009	4.2	(1.1)	(0.4)	2.7
2010	4.4	(1.3)	(0.4)	2.7
2011	4.6	(1.5)	(0.4)	2.7
2012-2016	26.8	(10.9)	(2.8)	13.1

The Company also provides comprehensive major medical benefits to its associates. The Company is self-insured for certain health benefits up to $0.3 million per occurrence per individual. The cost of such benefits is recognized as expense in the period the claim is incurred. This cost was $21.8 million, $17.9 million, and $17.0 million in fiscal 2006, 2005 and 2004, respectively.

NOTE 9. DEBT

	September 30, 2006	September 30, 2005
	(in millions)	
Revolver	$253.8	$166.2
Senior Subordinated 6⅝% Notes, due 2013	200.0	200.0
Notes due to sellers	15.4	8.1
Foreign bank borrowings and term loans	2.8	6.8
Other	9.2	12.4
	481.2	393.5
Less current portions	6.0	11.1
	$475.2	$382.4

Maturities of short- and long-term debt for the next five fiscal years and thereafter are as follows (in millions):

2007	$ 6.0
2008	4.6
2009	1.2
2010	254.6
2011	0.4
Thereafter	214.4
	$481.2

As of July 21, 2005, the Company entered into a Revolving Credit Agreement for the purpose of providing funds for working capital and other general corporate purposes of the Company. The Revolving Credit Agreement consists of an aggregate $1.05 billion multi-currency revolving credit commitment, expiring July 21, 2010. Borrowings may be made in various currencies including United States dollars, Euro dollars, British pounds sterling, Australian dollars and Canadian dollars. The Company may, at any time prior to July 21, 2010, request additional revolving credit commitments from the lenders up to an aggregate amount, when combined with the existing commitments, not to exceed $1.15 billion.

The Revolving Credit Agreement has several borrowing options, including interest rates that are based on (i) a LIBOR rate plus a margin based on a Leverage Ratio (as defined) or (ii) the greater of the prime rate or the Federal Funds Effective Rate (as defined) plus 1/2 of 1% plus a margin based on a Leverage Ratio. Facility fees are also based on the Leverage Ratio of the Company and, as of September 30, 2006, will accrue at 0.20% of the committed amounts per annum. The weighted average interest rate on amounts outstanding under the Revolving Credit Agreement was 4.4% at September 30, 2006.

Swingline loans are also available under the Revolving Credit Agreement provided that (i) the aggregate principal amount of swingline loans outstanding at any time may not exceed $100 million and (ii) the sum of outstanding letters of credit, swingline loans and other loans made under the Revolving Credit Agreement may not exceed $1.05 billion.

The terms of the Revolving Credit Agreement provide for customary representations and warranties and affirmative covenants. The Revolving Credit Agreement also contains customary negative covenants providing limitations, subject to negotiated carve-outs, on liens, contingent obligations, fundamental changes, acquisitions, investments, loans and advances, indebtedness, restrictions on subsidiary distributions, transactions with affiliates and officers, sales of assets, sale and leaseback transactions, changing the Company's fiscal year end, modification of specified debt instruments, negative pledge clauses, entering into new lines of business, restricted payments (including dividend payments restricted to $75 million annually based on the current Leverage Ratio of the Company) and redemption of specified indebtedness. The Revolving Credit Agreement also requires the maintenance of a specified Leverage Ratio and Minimum Interest Coverage (both as defined).

The terms of the Revolving Credit Agreement include customary events of default such as payment defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency, the occurrence of a defined change in control or the failure to observe the negative covenants and other covenants related to the operation and conduct of the business of the Company and its subsidiaries. Upon an event of default, the lenders may, among other things, terminate their commitments under the Revolving Credit Agreement and declare any of the then outstanding loans due and payable immediately.

Borrowings under the Revolving Credit Agreement are guaranteed by Scotts Miracle-Gro and substantially all of its domestic subsidiaries. Borrowings under the Revolving Credit Agreement are also collateralized by a pledge by Scotts Miracle-Gro and its domestic subsidiaries of the capital stock of substantially all of such domestic subsidiaries and a majority of the capital stock of certain foreign subsidiaries that are first-tier subsidiaries of such domestic subsidiaries.

The 6⅝% senior subordinated notes ("6⅝% Notes") were sold at par, pay interest semi-annually on May 15 and November 15, have a ten-year maturity, and are guaranteed by certain current and future domestic restricted subsidiaries of the Company (see Note 24). Such guarantees are unsecured senior subordinated obligations of the Company. The 6⅝% Notes may be called after November 2008, at a premium to par value of 3.313%, with the call premium declining each year thereafter. The 6⅝% Notes contain covenants limiting or restricting the Company in certain types of transactions. Limitations or restrictions affect transactions involving liens, contingent obligations, capital expenditures, acquisitions, investments, loans and advances, indebtedness, subsidiary distributions, asset sales, sale and lease-backs, and dividends. The 6⅝% Notes also contain cross default provisions that may occur should the Company default in the observance or performance of other indebtedness or covenants, causing the obligations therein to become immediately due and payable prior to the stated maturity thereof upon passing of a cure period.

The Company was in compliance with the terms of all borrowing agreements at September 30, 2006. See Note 22 for disclosure as to a recapitalization plan announced on December 12, 2006 to return $750 million to shareholders that will require a restructuring of the Company's principal long-term financing arrangements.

NOTE 10. SHAREHOLDERS' EQUITY

	2006	2005
	(in millions)	
Preferred shares, no par value:		
Authorized	0.2 shares	0.2 shares
Issued	0.0 shares	0.0 shares
Common shares, no par value, $.01 stated value per share		
Authorized	100.0 shares	100.0 shares
Issued	68.1 shares	67.8 shares

In fiscal 1995, The Scotts Company merged with Stern's Miracle-Gro Products, Inc. (Miracle-Gro). At September 30, 2006, the former shareholders of Miracle-Gro, including Hagedorn Partnership L.P., owned approximately 31% of Scotts Miracle-Gro's outstanding common shares and, thus, have the ability to significantly influence the election of directors and approval of other actions requiring the approval of Scotts Miracle-Gro's shareholders.

Under the terms of the Miracle-Gro merger agreement, the former shareholders of Miracle-Gro may not collectively acquire, directly or indirectly, beneficial ownership of Voting Stock (as that term is defined in the Miracle-Gro merger agreement) representing more than 49% of the total voting power of the outstanding Voting Stock, except pursuant to a tender offer for 100% of that total voting power, which tender offer is made at a price per share which is not less than the market price per share on the last trading day before the announcement of the tender offer and is conditioned upon the receipt of at least 50% of the Voting Stock beneficially owned by shareholders of Scotts Miracle-Gro other than the former shareholders of Miracle-Gro and their affiliates and associates.

Scotts Miracle-Gro grants share-based awards annually to officers and other key employees of the Company and non-employee directors. Historically, these awards primarily included options with exercise prices equal to the market price of the underlying common shares on the date of grant with a term of 10 years. Scotts Miracle-Gro also has awarded stock appreciation rights ("SARs") with a stated price determined by the closing price of Scotts Miracle-Gro's common shares on the date of grant. SARs result in less dilution than option awards as the SAR holder receives a net share settlement upon exercise. In recent years, the Company also has begun to grant awards of restricted stock and performance shares. These share-based awards have been made under plans approved by the shareholders. Generally, in respect of grants to employees, a three-year cliff vesting schedule is used for all share-based awards, unless decided otherwise by the Compensation and Organization Committee of the Board of Directors. The Company uses newly issued common shares or treasury shares, if available, in conjunction with its share-based compensation awards. Grants to non-employee directors typically vest in one year or less. A maximum of 18 million common shares may be delivered for issuance under these plans. At September 30, 2006, approximately 5.1 million common shares are not subject to outstanding awards and are available to underlie the grant of new share-based awards. Subsequent to September 30, 2006, Scotts

Miracle-Gro granted a total of 991,600 share-based awards to key employees. These awards had an estimated fair value of $19.9 million as of the date of grant.

The following is a recap of the share-based awards granted over the periods indicated:

	Year Ended September 30,		
	2006	2005	2004
Key employees			
Options	835,640	965,600	118,000
Stock appreciation rights	—	—	775,500
Restricted stock	184,595	101,000	—
Performance shares	30,000		
Board of Directors — Options	126,000	147,000	152,500
Total share-based awards	1,176,235	1,213,600	1,046,000
Fair value at grant dates (in millions)	$ 20.9	$ 15.1	$ 11.0

Total share-based compensation and the tax benefit recognized in compensation expense were as follows for the periods indicated (in millions):

	Year Ended September 30,		
	2006	2005	2004
Share-based compensation	$15.7	$10.7	$7.8
Tax benefit recognized	5.9	3.9	2.9

Had compensation expense been recognized for unvested stock options granted prior to the Company's adoption of the expense recognition provisions of SFAS 123 as of October 1, 2002, the Company would have recorded net income and net income per share as follows (in millions, except per share data):

	For the Fiscal Year Ended September 30, 2004
Net income	$100.9
Stock-based compensation expense included in reported net income, net of tax	4.9
Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(7.1)
Net income, as adjusted	$ 98.7
Net income per share, as reported:	
Basic	$ 1.56
Diluted	$ 1.52
Net income per share, as adjusted:	
Basic	$ 1.53
Diluted	$ 1.48

The "as adjusted" amounts shown above are not necessarily representative of the impact on net income in future periods.

Stock Options/SARs

Aggregate option and stock appreciation right award activity consists of the following (options/SARs in millions):

	Fiscal Year Ended September 30,					
	2006		2005		2004	
	No. of Options/SARs	WTD. Avg. Exercise Price	No. of Options/SARs	WTD. Avg. Exercise Price	No. of Options/SARs	WTD. Avg. Exercise Price
Beginning balance	6.4	$23.09	7.6	$19.87	8.2	$17.50
Granted	1.0	$43.58	1.2	$34.56	1.2	$29.41
Exercised	(0.9)	$20.15	(2.1)	$15.99	(1.6)	$14.67
Forfeited	(0.3)	$37.44	(0.3)	$28.06	(0.2)	$24.28
Ending balance	6.2	$26.09	6.4	$23.09	7.6	$19.87
Exercisable	3.8	$20.38	3.4	$17.89	4.6	$16.97

The following summarizes certain information pertaining to option and stock appreciation right awards outstanding and exercisable at September 30, 2006 (options/SARs in millions):

	Awards Outstanding			Awards Exercisable	
Range of Exercise Price	No. of Options/ SARs	WTD. Avg. Remaining Life	WTD. Avg. Exercise Price	No. of Options/ SARS	Exercise Price
$ 8.50 – $14.72	0.4	0.73	$10.81	0.4	$10.81
$15.00 – $17.38	0.7	3.19	15.72	0.7	15.72
$17.50 – $19.98	1.4	3.96	18.85	1.4	18.85
$20.07 – $25.62	1.1	6.37	24.49	1.1	24.49
$29.08 – $31.56	0.9	7.41	29.41	—	—
$32.58 – $40.53	0.9	8.51	34.63	0.1	34.15
$42.51 – $49.55	0.8	9.36	43.74	0.1	49.55
	6.2		$26.09	3.8	$20.38

The intrinsic value of the options and stock appreciation right awards outstanding and exercisable at September 30, were as follows (in millions):

	2006	2005	2004
Outstanding	$114.1	$133.6	$92.8
Exercisable	91.6	88.7	69.5

The fair value of each award granted has been estimated on the grant date using the Binomial model for fiscal 2006 and fiscal 2005 and the Black-Scholes option-pricing model for fiscal 2004 using the assumptions noted in the following table. Expected market price volatility is based on implied volatilities from traded options on Scotts Miracle-Gro's common shares and historical volatility on the Scotts Miracle-Gro's common shares. Historical data, including demographic factors impacting historical exercise behavior, is used to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The weighted average assumptions for those awards granted in fiscal 2006, fiscal 2005 and fiscal 2004 are as follows:

	Year Ended September 30,		
	2006	2005	2004
Market price volatility	23.0%	23.9%	24.3%
Risk-free interest rates	4.4%	3.7%	3.3%
Expected dividend yield	1.2%	0.0%	0.0%
Expected life of options/SARs	6.19	6.15	6.20
Estimated weighted-average fair value per share of options/SARs	$12.04	$10.57	$8.86

Restricted Stock

Aggregate restricted stock award activity is as follows:

	No. of Shares	WTD Avg. Grant Date Fair Value per Share
Balance September 30, 2004	30,000	$29.08
Granted	101,000	33.03
Vested	(1,600)	34.50
Forfeited	(15,000)	32.20
Balance September 30, 2005	114,400	$32.07
Granted (including 30,000 performance shares)	214,595	43.43
Vested	(10,400)	41.17
Forfeited	(15,800)	42.51
Balance September 30, 2006	302,795	$39.26

As of September 30, 2006, there was $14.2 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.3 years. Unearned compensation is amortized over the vesting period for the particular grant and is recognized as a component of "Selling, general and administrative" expense within the Consolidated Statements of Operations.

The total intrinsic value of options exercised was $23.2 million, $41.7 million and $26.7 million for fiscal 2006, fiscal 2005 and fiscal 2004, respectively. The total fair value of restricted stock vested was $0.4 million and $0.1 million during fiscal 2006 and fiscal 2005, respectively. No restricted stock vested in fiscal 2004.

Cash received from option exercises under all share-based payment arrangements for fiscal 2006 was $17.6 million. The tax benefit realized from the tax deductions from option exercises under the share-based payment arrangements totaled $8.7 million for fiscal 2006.

NOTE 11. EARNINGS PER COMMON SHARE

The following table (in millions, except per share data) presents information necessary to calculate basic and diluted earnings per common share. Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding plus all potentially dilutive securities. Options to purchase 0.15 million, 0.04 million and 0.2 million common shares for the years ended September 30, 2006, 2005 and 2004, respectively, were not included in the computation of diluted earnings per common share. These options were excluded from the calculation because the exercise price of these options was greater than the average market price of the common shares in the respective periods, and therefore, they were anti-dilutive.

	Year Ended September 30,		
	2006	2005	2004
Income from continuing operations	$132.7	$100.4	$100.5
Income from discontinued operations	—	0.2	0.4
Net income	$132.7	$100.6	$100.9
BASIC EARNINGS PER COMMON SHARE:			
Weighted-average common shares outstanding during the period	67.5	66.8	64.7
Income from continuing operations	$ 1.97	$ 1.51	$ 1.55
Income from discontinued operations	—	—	0.01
Net income	$ 1.97	$ 1.51	$ 1.56
DILUTED EARNINGS PER COMMON SHARE:			
Weighted-average common shares outstanding during the period	67.5	66.8	64.7
Potential common shares	1.9	1.8	1.9
Weighted-average number of common shares outstanding and dilutive potential common shares	69.4	68.6	66.6
Income from continuing operations	$ 1.91	$ 1.47	$ 1.51
Income from discontinued operations	—	—	0.01
Net income	$ 1.91	$ 1.47	$ 1.52

Through September 30, 2006, Scotts Miracle-Gro had reacquired 2.0 million common shares to be held in treasury at an aggregate cost of $87.9 million under its share repurchase program. Common shares held in treasury totaling 0.5 million common shares have been reissued in support of share-based compensation awards and employee purchases of common shares under the employee stock purchase plan. See Note 22 for disclosure as to a recapitalization plan announced on December 12, 2006 to return $750 million to shareholders via a tender offer to repurchase up to $250 million of our common shares and a special dividend.

NOTE 12. INCOME TAXES

The provision for income taxes consists of the following (in millions):

	Year Ended September 30,		
	2006	2005	2004
Currently payable:			
Federal	$68.3	$ 55.9	$33.4
State	6.0	7.0	4.9
Foreign	6.3	8.4	4.5
Deferred:			
Federal	(0.5)	(11.8)	14.9
State	1.6	(1.8)	0.2
Foreign	(1.5)	—	0.1
	$80.2	$ 57.7	$58.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The domestic and foreign components of income before taxes are as follows (in millions):

	Year Ended September 30,		
	2006	2005	2004
Domestic	$253.6	$170.0	$143.2
Foreign	(40.7)	(11.9)	15.3
Income before taxes	$212.9	$158.1	$158.5

A reconciliation of the federal corporate income tax rate and the effective tax rate on income before income taxes from continuing operations is summarized below (in millions):

	Year Ended September 30,		
	2006	2005	2004
Statutory income tax rate	35.0%	35.0%	35.0%
Effect of foreign operations	(0.5)	0.2	(0.4)
State taxes, net of federal benefit	2.3	1.8	2.1
Change in state NOL & credit carryforwards	0.1	1.9	(0.8)
Change in valuation allowance	—	—	(0.6)
Other	0.8	(2.4)	1.3
Effective income tax rate	37.7%	36.5%	36.6%

The net current and non-current components of deferred income taxes recognized in the Consolidated Balance Sheets are (in millions):

	September 30,	
	2006	2005
Net current deferred tax asset (classified with prepaid and other assets)	$ 52.6	$15.6
Net non-current deferred tax liability (classified with other liabilities)	(49.2)	(4.5)
Net deferred tax asset	$ 3.4	$ 11.1

The components of the net deferred tax asset are as follows (in millions):

	September 30,	
	2006	2005
DEFERRED TAX ASSETS		
Inventories	$ 13.0	$ 11.4
Accrued liabilities	39.0	54.7
Postretirement benefits	33.9	38.4
Accounts receivable	3.3	6.5
Other	21.0	18.3
Gross deferred tax assets	110.2	129.3
Valuation allowance	(2.2)	(2.4)
Deferred tax assets	108.0	126.9
DEFERRED TAX LIABILITIES		
Property, plant and equipment	(44.5)	(47.5)
Intangible assets	(52.1)	(59.9)
Other	(8.0)	(8.4)
Deferred tax liability	(104.6)	(115.8)
Net deferred tax asset	$ 3.4	$ 11.1

Tax benefits relating to state net operating loss carryforwards were $4.5 million and $5.4 million at September 30, 2006 and 2005, respectively. State net operating loss carryforward periods range from 5 to 20 years. Any losses not previously utilized within a specific state's carryforward period will expire. The tax benefits relating to state net operating loss carryforwards for 2006 include $2.2 million relating to the acquisition of Smith & Hawken®. As these losses may only be used against income of Smith & Hawken®, and cannot be used to offset income of the consolidated group, a full valuation allowance has been placed on this portion. Tax benefit associated with state tax credits was $0.3 million and $0.4 million at September 30, 2006 and 2005, respectively. Any credits not previously utilized will begin to expire starting in fiscal year 2007.

In accordance with APB 23, deferred taxes have not been provided on unremitted earnings of certain foreign subsidiaries and foreign corporate joint ventures of approximately $72.5 million that arose in fiscal years ended on or before September 30, 2006, since such earnings have been permanently reinvested.

The American Jobs Creation Act (the "AJCA") provides a deduction of 85% on certain foreign earnings repatriated. The Company was not able to take advantage of this deduction based upon its current foreign income and tax rates. The AJCA also provided a deduction calculated as a percentage of qualified income from manufacturing in the United States. This deduction was codified as Internal Revenue Code §199. The percentage deduction increases from 3% to 9% over a 6-year period beginning with the Company's 2006 fiscal year. In December 2004, the FASB issued a new staff position providing for this deduction to be treated as a special deduction, as opposed to a tax rate reduction, in accordance with SFAS 109. The benefit of this deduction did not have a material impact on the Company's effective tax rate in fiscal 2006.

Management judgment is required in determining tax provisions and evaluating tax positions. Management believes its tax positions and related provisions reflected in the consolidated financial statements are fully supportable and appropriate. We establish reserves for additional income taxes that may become due if our tax positions are challenged and not sustained. Our tax provision includes the impact of recording reserves and changes thereto. The reserves for additional income taxes are based on management's best estimate of the ultimate resolution of the tax matter. Based on currently available information, we believe that the ultimate outcomes of any challenges to our tax positions will not have a material adverse effect on our financial position, results of operations or cash flows. Our tax provision includes the impact of recording reserves and changes thereto.

NOTE 13. FINANCIAL INSTRUMENTS

A description of the Company's financial instruments and the methods and assumptions used to estimate their fair values is as follows:

Long-Term Debt

The fair value of the Company's 6⅝% Senior Subordinated Notes was estimated based on recent trading information. The carrying amounts of borrowings under the Revolving Credit Agreement, are considered to approximate their fair values.

Foreign Currency Swap Agreements

The Company uses foreign currency swap contracts to manage the exchange rate risk associated with intercompany loans with foreign subsidiaries that are denominated in dollars. At September 30, 2006, the notional amount of outstanding contracts was $66.7 million with a fair value of $0.4 million. The unrealized gain on the contracts approximates the unrealized loss on the intercompany loans recognized by our foreign subsidiaries.

Interest Rate Swap Agreements

At September 30, 2006, the Company had outstanding interest rate swaps with major financial institutions that effectively converted a portion of our variable-rate debt denominated in the Euro dollar and British pound to a fixed rate. The swaps agreements have a total U.S. dollar equivalent notional amount of $108.2 million with three-year terms expiring November 2008. Under the terms of these swaps; the Company pays fixed rates of 2.98% on Euro denominated swaps and 4.76% on British pound denominated swaps. At September 30, 2005, there were no outstanding interest rate swaps.

The Company enters into interest rate swap agreements as a means to hedge its variable interest rate exposure on debt instruments. Since the interest rate swaps have been designated as hedging instruments, their fair values are reflected in the Company's Consolidated Balance Sheets. Net amounts to be received or paid under the swap agreements are reflected as adjustments to interest expense. Unrealized gains or losses resulting from valuing these swaps at fair value are recorded as elements of accumulated other comprehensive loss within the Consolidated Balance Sheets. The fair value of the swap agreements was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

Commodity Hedges

. Company has entered into a strip of collars to partially mitigate the effect of fluctuating fuel costs on the operating results of the Scotts LawnService® business through December 31, 2007. The collar is being marked-to-market with an unrealized loss of approximately $0.2 million on the contracts recorded as an element of other income or expense at September 30, 2006. The contracts are for approximately 3.2 million gallons of fuel.

The Company has also entered into hedging arrangements to fix the price of a portion of its urea needs through March 31, 2007. The contracts are designated as hedges of the Company's exposure to future cash flows associated with the cost of urea. Unrealized gains or losses in the fair value of these contracts are recorded to the accumulated other comprehensive loss component of shareholders' equity. Gains or losses upon realization will remain as a component of accumulated other comprehensive loss until the related inventory is sold. Upon sale of the underlying inventory, the gain or loss will be reclassified to cost of sales. The fair value of the 69,000 aggregate tons hedged at September 30, 2006 was nil.

Estimated Fair Values

The estimated fair values of the Company's financial instruments are as follows for the fiscal years ended September 30 (in millions):

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Revolving loans under Revolving Credit Agreement	$253.8	$253.8	$166.2	$166.2
Senior Subordinated Notes	200.0	194.0	200.0	201.5
Foreign bank borrowings and term loans	2.8	2.8	6.8	6.8
Foreign currency swap agreements	0.4	0.4	2.4	2.4
Interest rate swap agreements	1.3	1.3	—	—
Commodity hedging instruments	(0.2)	(0.2)	—	—

Certain miscellaneous instruments included in the Company's total debt balances for which fair value determinations are not ascertainable have been excluded from the fair value table above. The excluded items at September 30, 2006 and 2005 (in millions) are as follows:

	2006	2005
Notes due to sellers	$15.4	$ 8.1
Other	9.2	12.4

NOTE 14. OPERATING LEASES

The Company leases certain property and equipment from third parties under various non-cancelable operating lease agreements. Certain lease agreements contain renewal and purchase options. The lease agreements generally provide that the Company pay taxes, insurance and maintenance expenses related to the leased assets. Future minimum lease payments for non-cancelable operating leases at September 30, 2006, are as follows (in millions):

2007	$ 34.9
2008	31.7
2009	24.3
2010	19.0
2011	17.1
Thereafter	63.3
Total future minimum lease payments	$190.3

The Company also leases certain vehicles (primarily cars and light trucks) under agreements that are cancelable after the first year, but typically continue on a month-to-month basis until canceled by the Company. The vehicle leases and certain other non-cancelable operating leases contain residual value guarantees that create a contingent obligation on the part of the Company to compensate the lessor if the leased asset cannot be sold for an amount in excess of a specified minimum value at the conclusion of the lease term. If all such vehicle leases had been canceled as of September 30, 2006, the Company's residual value guarantee would have approximated $7.8 million. Other residual value guarantees apply only at the conclusion of the non-cancelable lease term, as follows:

	Amount of Guarantee	Lease Termination Date
Scotts LawnService® vehicles	$11.8 million	2010
Corporate aircraft	12.2 million	2008 and 2010

Rent expense for fiscal 2006, fiscal 2005 and fiscal 2004 totaled $63.3 million, $57.9 million, and $44.8 million, respectively.

NOTE 15. COMMITMENTS

The Company has the following unconditional purchase obligations due during each of the next five fiscal years that have not been recognized on the Consolidated Balance Sheet at September 30, 2006 (in millions):

2007	$ 215.9
2008	77.8
2009	67.8
2010	37.3
2011	10.9
	$409.7

Purchase obligations primarily represent outstanding purchase orders for materials used in the Company's manufacturing processes. Purchase obligations also include commitments for warehouse services, seed, and out-sourced information services.

NOTE 16. CONTINGENCIES

Management continually evaluates the Company's contingencies, including various lawsuits and claims which arise in the normal course of business, product and general liabilities, worker's compensation, property losses and other fiduciary liabilities for which the Company is self-insured or retains a high exposure limit. Self-insurance reserves are established based on actuarial estimates. Legal costs incurred in connection with the resolution of claims, lawsuits and other contingencies generally are expensed as incurred. In the opinion of management, its assessment of contingencies is reasonable and related reserves, in the aggregate, are adequate; however, there can be no assurance that future quarterly or annual operating results will not be materially affected by final resolution of these matters. The following matters are the more significant of the Company's identified contingencies.

Environmental Matters

In 1997, the Ohio Environmental Protection Agency (the "Ohio EPA") initiated an enforcement action against the Company with respect to alleged surface water violations and inadequate treatment capabilities at the Marysville, Ohio facility and seeking corrective action under the federal Resource Conservation and Recovery Act. The action related to discharges from on-site waste water treatment and several discontinued on-site disposal areas.

Pursuant to a Consent Order entered by the Union County Common Pleas Court in 2002, the Company is actively engaged in restoring the site to eliminate exposure to waste materials from the discontinued on-site disposal areas.

At September 30, 2006, $4.2 million was accrued for environmental and regulatory matters, primarily related to the Marysville facility. Most of the accrued costs are expected to be paid in fiscal 2007; however, payments could be made for a period thereafter. While the amounts accrued are believed to be adequate to cover known environmental exposures based on current facts and estimates of likely outcome, the adequacy of these accruals is based on several significant assumptions:

- that all significant sites that must be remediated have been identified;
- that there are no significant conditions of contamination that are unknown to us; and
- that with respect to the agreed judicial Consent Order in Ohio, the potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

If there is a significant change in the facts and circumstances surrounding these assumptions, it could have a material impact on the ultimate outcome of these matters and our results of operations, financial position and cash flows.

During fiscal 2006, fiscal 2005, and fiscal 2004, we have expensed approximately $2.4 million, $3.7 million, and $3.3 million, respectively, for environmental matters.

AgrEvo Environmental Health, Inc. v. The Scotts Company (Southern District of New York)

The Scotts Company v. Aventis S.A. and Starlink Logistics, Inc. (Southern District of Ohio)

On September 30, 2005, all litigation among the aforementioned companies had been concluded with the Company receiving a payment of approximately $10 million, of which amount $8.9 million is recorded in "Impairment, restructuring and other charges" within the Consolidated Statements of Operations (see Note 4).

Central Garden & Pet Company

The Scotts Company v. Central Garden, Southern District of Ohio

Central Garden v. Scotts & Pharmacia, Northern District of California

All litigation with Central Garden & Pet Company ("Central Garden") has been concluded. On July 15, 2005, the Company received approximately $15 million in satisfaction of the judgment against Central Garden. The Company has recognized the satisfaction of this judgment in its financial results for fiscal 2005 as follows (in millions):

Reversal of reserve against outstanding receivables due from Central Garden. The reserve was initially established through a charge to restructuring and other charges within selling, general and administrative expenses; therefore, the reversal of the reserve has been classified in a like manner. (See Note 4)	$ 7.9
Portion of judgment classified with other income, net	4.1
Total amount included in income from operations	12.0
Portion of judgment applied to unreserved accounts receivable due from Central Garden	3.0
Total judgment	$15.0

All pending litigation brought by Central Garden against the Company has been concluded including the previously pending antitrust case in the Northern District of California in which the Company prevailed.

U.S. Horticultural Supply, Inc. (F/K/A E.C. Geiger, Inc.)

On November 5, 2004, U.S. Horticultural Supply, Inc. ("Geiger") filed suit against the Company in the U.S. District Court for the Eastern District of Pennsylvania. The complaint alleges that the Company conspired with another distributor, Griffin Greenhouse Supplies, Inc., to restrain trade in the horticultural products market, in violation of Section 1 of the Sherman Antitrust Act. Geiger has not specified the amount of monetary damages it is seeking. On June 2, 2006, the Court denied the Company's motion to dismiss the complaint. The Company is currently engaged in discovery relating to Geiger's claim. The deadline for fact discovery is March 8, 2007.

The Company intends to vigorously defend against Geiger's claims. The Company believes that Geiger's claims are without merit and that the likelihood of an unfavorable outcome is remote. Therefore, no accrual has been established related to this matter. However, the Company cannot predict the ultimate outcome with certainty. If the above action is determined adversely to the Company, the result could have a material adverse effect on the Company's results of operations, financial position and cash flows. Because Geiger has not specified an amount of monetary damages in the case (which may be trebled under the antitrust statutes) and discovery has not yet concluded, any potential exposure that the Company may face cannot be reasonably estimated at this time.

Other

The Company has been named a defendant in a number of cases alleging injuries that the lawsuits claim resulted from exposure to asbestos-containing products, apparently based on the Company's historic use of vermiculite in certain of its products. The complaints in these cases are not specific about the plaintiffs' contacts with the Company or its products. The Company in each case is one of numerous defendants and none of the claims seeks damages from the Company alone. The Company believes that the claims against it are without merit and is vigorously defending them. It is not currently possible to reasonably estimate a probable loss, if any, associated with the cases and, accordingly, no accrual or reserves have been recorded in the consolidated financial statements. There can be no assurance that these cases, whether as a result of adverse outcomes or as a result of significant defense costs, will not have a material adverse effect on the Company's financial condition, results of operations and cash flows.

The Company is reviewing agreements and policies that may provide insurance coverage or indemnity as to these claims and is pursuing coverage under some of these agreements, although there can be no assurance of the results of these efforts.

The Company is involved in other lawsuits and claims which arise in the normal course of business. These claims individually and in the aggregate are not expected to result in a material adverse effect on the Company's results of operations, financial position or cash flows.

NOTE 17. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. The Company sells its consumer products to a wide variety of retailers, including mass merchandisers, home centers, independent hardware stores, nurseries, garden outlets, warehouse clubs and local and regional chains. Professional products are sold to commercial nurseries, greenhouses, landscape services, and growers of specialty agriculture crops.

At September 30, 2006, 76% of the Company's accounts receivable were due from customers geographically located in North America. Approximately 79% of these receivables were generated from the consumer business with the remaining 21% due from customers of Scotts LawnService®, the professional businesses (primarily distributors), Smith & Hawken®, and Morning Song®. Our top 3 customers within the consumer business accounted for 53% of total consumer accounts receivable.

At September 30, 2005, 76% of the Company's accounts receivable were due from customers geographically located in North America. Approximately 83% of these receivable were generated from the Company's consumer business with the remaining 17% generated from customers of Scotts LawnService® and the professional businesses (primarily distributors). Our top 3 customers within the consumer business accounted for 80% of total consumer accounts receivable.

The remainder of the Company's accounts receivable at September 30, 2006 and 2005, were generated from customers located outside of North America, primarily retailers, distributors, nurseries and growers in Europe. No concentrations of customers or individual customers within this group account for more than 10% of the Company's accounts receivable at either balance sheet date.

The Company's three largest customers accounted for the following percentage of net sales in each respective period:

	Largest Customer	2nd Largest Customer	3rd Largest Customer
2006	21.5%	11.2%	10.5%
2005	23.5%	11.9%	9.7%
2004	25.0%	12.9%	9.4%

Sales to the Company's three largest customers are reported within the Company's North America segment. No other customers accounted for more than 10% of fiscal 2006, fiscal 2005 or fiscal 2004 net sales.

NOTE 18. OTHER (INCOME) EXPENSE

Other (income) expense consisted of the following for the fiscal years ended September 30 (in millions):

	2006	2005	2004
Royalty income	$(6.8)	$(6.5)	$ (5.4)
Gain from peat transaction	(0.9)	(0.8)	(2.4)
Franchise fees	(0.2)	(0.3)	(1.0)
Foreign currency (gains) losses	(0.7)	2.1	(0.7)
Legal settlement	—	(4.0)	—
Other, net	(0.6)	2.0	(0.7)
Total	$(9.2)	$ (7.5)	$(10.2)

NOTE 19. DISCONTINUED OPERATIONS

On September 30, 2004, the Company consummated the sale of the intangibles comprising its U.S. professional growing media business for $6.0 million. A gain of $4.1 million was recognized after associated goodwill in the amount of $1.9 million was written off. As a result of the sale, the Company shut down a manufacturing facility and severed the associates employed in the business. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal Of Long-Lived Assets," these transactions have been accounted for as disposals of a component of the Company. The gain on the sale of the intangibles and the results of operations of the component are reported as discontinued operations in the accompanying Consolidated Statements of Operations. The detail comprising the discontinued operations is as follows (in millions):

	2006	2005	2004
Net sales	$—	$ —	$ 17.7
Cost of sales	—	—	(18.9)
Gross profit	—	—	(1.2)
Selling, general and administrative	—	0.3	(1.1)
Gain on sale	—	—	4.1
Income from discontinued operations before income taxes	—	0.3	1.8
Income taxes	—	(0.1)	(1.4)
Net income from discontinued operations	$—	$ 0.2	$ 0.4

NOTE 20. VARIABLE INTEREST ENTITIES

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of operations of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited liability company, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The Company's Scotts LawnService® business sells new franchise territories, primarily in small to mid-size markets, under arrangements where a portion of the franchise fee is paid in cash with the balance due under a promissory note. The Company believes that it may be the primary beneficiary for certain of its franchisees initially, but ceases to be the primary beneficiary as the franchisees develop their businesses and the promissory notes are repaid. At September 30, 2006, the Company had approximately $1.5 million in notes receivable from such franchisees. The effect of consolidating the entities where the Company may be the primary beneficiary for a limited period of time is not material to either the Consolidated Statements of Operations or the Consolidated Balance Sheets.

NOTE 21. SEGMENT INFORMATION

The Company is divided into the following segments — North America, Scotts LawnService®, International, and Corporate & Other. This division of reportable segments is consistent with how the segments report to and are managed by senior management of the Company.

The North America segment primarily consists of the Lawns, Gardens, Growing Media, Ortho® (Controls), Canada and North American Professional business groups as well as the North American portion of the Roundup® commission. This segment manufactures, markets and sells dry, granular slow-release lawn fertilizers, combination lawn fertilizer and control products, grass seed, spreaders, water-soluble, liquid and continuous-release garden and indoor plant foods, plant care products, potting, garden and lawn soils, pottery, mulches and other growing media products, pesticide products and a full line of horticulture products. Products are marketed to mass merchandisers, home improvement centers, large hardware chains, warehouse clubs, distributors, nurseries, garden centers and specialty crop growers in the United States, Canada, Latin America, South America, Australia, and Asia/Pacific.

The Scotts LawnService® segment provides lawn fertilization, disease and insect control and other related services such as core aeration and tree and shrub fertilization primarily to residential consumers through company-owned branches and franchises. In our larger branches, an exterior barrier pest control service also is offered.

The International segment provides products similar to those described above for the North America segment to consumers primarily in Europe. The Other/Corporate segment consists of the Smith & Hawken® business and corporate general and administrative expenses.

The following table (dollars in millions) presents segment financial information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Pursuant to SFAS No. 131, the presentation of the segment financial information is consistent with the basis used by management (i.e., certain costs not allocated to business segments for internal management reporting purposes are not allocated for purposes of this presentation).

	2006	2005	2004
Net sales:			
North America	$ 1,914.5	$1,668.1	$1,569.0
Scotts LawnService®	205.7	159.8	135.2
International	408.5	430.3	405.6
Corporate & Other	167.6	159.6	—
Segment total	2,696.3	2,417.8	2,109.8
Roundup® deferred contribution charge	—	(45.7)	—
Roundup® amortization	0.8	(2.8)	(3.3)
	$ 2,697.1	$2,369.3	$2,106.5
Operating income (loss):			
North America	$ 382.0	$ 343.9	$ 306.1
Scotts LawnService®	15.6	13.1	9.4
International	28.5	34.3	29.3
Corporate & Other	(81.8)	(94.2)	(70.6)
Segment total	344.3	297.1	274.2
Roundup® deferred contribution charge	—	(45.7)	—
Roundup® amortization	0.8	(2.8)	(3.3)
Amortization	(16.8)	(14.8)	(8.3)
Impairment of intangibles	(66.4)	(23.4)	—
Restructuring and other charges	(9.4)	(9.5)	(9.8)
	$ 252.5	$ 200.9	$ 252.8
Depreciation & amortization			
North America	$ 30.7	$ 30.9	$ 24.9
Scotts LawnService®	3.8	3.9	3.9
International	13.1	11.5	12.6
Corporate & Other	19.4	20.9	16.3
	$ 67.0	$ 67.2	$ 57.7

	2006	2005	2004
Capital expenditures:			
North America	$ 24.8	$ 22.6	$ 21.4
Scotts LawnService®	3.0	2.1	1.5
International	11.4	3.5	9.2
Corporate & Other	17.8	12.2	3.0
	$ 57.0	$ 40.4	$ 35.1
Long-lived assets:			
North America	$ 771.2	$ 704.7	
Scotts LawnService®	120.3	116.8	
International	235.0	262.4	
Corporate & Other	123.9	125.5	
	$1,250.4	$1,209.4	
Total assets:			
North America	$ 1,355.2	$ 1,219.3	
Scotts LawnService®	161.6	146.7	
International	450.9	463.1	
Corporate & Other	249.9	189.8	
	$ 2,217.6	$2,018.9	

Segment operating income (loss) represents earnings before amortization of intangible assets, interest and taxes, since this is the measure of profitability used by management. Accordingly, the Corporate & Other operating loss includes unallocated corporate general and administrative expenses and certain other income/expense not allocated to the business segments.

Long-lived assets reported for the Company's operating segments include goodwill and intangible assets as well as property, plant and equipment within each segment. Total assets reported for the Company's operating segments include the intangible assets for the acquired businesses within those segments. Corporate & Other assets primarily include deferred financing and debt issuance costs, corporate intangible assets as well as deferred tax assets and Smith & Hawken® assets.

NOTE 22. SUBSEQUENT EVENT — RECAPITALIZATION

On December 12, 2006, it was announced that the Company intends to implement a recapitalization plan that would expand upon and accelerate returns to shareholders beyond the current $500 million share repurchase program (which has been canceled) by returning $750 million to the Company's shareholders. Pursuant to this plan, which has been approved in concept by the Board of Directors, the Company intends to launch a "Dutch auction" tender offer in January 2007 to repurchase up to $250 million of the Company's common shares. Following the consummation of the tender offer and subject to final Board approval, the Company intends to declare a special one-time cash dividend during the second quarter of fiscal 2007, currently anticipated to be $500 million in the aggregate but subject to revision based on spending for tendered common shares.

In connection with this recapitalization plan, a commitment letter has been received from JPMorgan Chase, Bank of America and Citigroup, subject to the terms and conditions set forth therein, to provide Scotts Miracle-Gro and certain of its subsidiaries the following loan facilities totaling in the aggregate up to $2.1 billion: (a) a senior secured five-year term loan in the principal amount of $550.0 million and (b) a senior secured five-year revolving loan facility in the aggregate principal amount of up to $1.55 billion. The Company will have the ability to increase the aggregate amount of the revolving and term loan facilities by $200 million allocated on a pro rata basis, subject to demand in the syndication process. The new $2.1 billion senior secured credit facilities would replace the Company's existing $1.05 billion senior credit facility described in Note 9. In connection with the recapitalization plan, proceeds from the new credit facilities are also intended to be used to repurchase the 6⅝% senior subordinated notes due 2013 in an aggregate principal amount of $200 million.

NOTE 23. QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal 2006 and fiscal 2005 (in millions, except per share data).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
FISCAL 2006					
Net sales	$249.5	$907.5	$1,048.0	$492.1	$2,697.1
Gross profit	53.5	346.4	406.0	150.0	955.9
Income (loss) from continuing operations	(52.7)	94.8	133.3	(42.7)	132.7
Income from discontinued operations	—	—	—	—	—
Net income (loss)	(52.7)	94.8	133.3	(42.7)	132.7
Basic earnings (loss) per common share					
Income (loss) from continuing operations	$(0.78)	$ 1.40	$ 1.97	$(0.64)	$ 1.97
Income from discontinued operations	—	—	—	—	—
Net income (loss) per common share	$(0.78)	$ 1.40	$ 1.97	$(0.64)	$ 1.97
Common shares used in basic EPS calculation	68.0	67.5	67.5	66.8	67.5
Diluted earnings (loss) per common share					
Income (loss) from continuing operations	$(0.78)	$ 1.36	$ 1.92	$(0.64)	$ 1.91
Income from discontinued operations	—	—	—	—	—
Net income (loss) per common share	$(0.78)	$ 1.36	$ 1.92	$(0.64)	$ 1.91
Common shares and dilutive potential common shares used in diluted EPS calculation	68.0	69.6	69.4	66.8	69.4

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
FISCAL 2005					
Net sales	$246.5	$813.4	$901.2	$408.2	$2,369.3
Gross profit	61.1	327.6	333.8	137.9	860.4
Income (loss) from continuing operations	(62.5)	83.3	88.1	(8.5)	100.4
Income (loss) from discontinued operations	(0.2)	(0.1)	0.4	0.1	0.2
Net income (loss)	(62.7)	83.2	88.5	(8.4)	100.6
Basic earnings (loss) per common share					
Income (loss) from continuing operations	$(0.95)	$ 1.25	$ 1.32	$ (0.13)	$ 1.51
Income from discontinued operations	—	—	0.01	—	—
Net income (loss) per common share	$(0.95)	$ 1.25	$ 1.33	$ (0.13)	$ 1.51
Common shares used in basic EPS calculation	66.0	66.6	67.0	67.4	66.8
Diluted earnings (loss) per common share					
Income (loss) from continuing operations	$(0.95)	$ 1.22	$ 1.29	$ (0.13)	$ 1.47
Income from discontinued operations	—	—	—	—	—
Net income (loss) per common share	$(0.95)	$ 1.22	$ 1.29	$ (0.13)	$ 1.47
Common shares and dilutive potential common shares used in diluted EPS calculation	66.0	68.2	68.6	67.4	68.6

Common stock equivalents, such as stock awards, are excluded from the diluted loss per share calculation in periods where there is a net loss because their effect is anti-dilutive.

The Company's business is highly seasonal with 70% to 75% of net sales occurring in the second and third fiscal quarters combined.

Unusual items during fiscal 2006 consisted of impairment charges, restructuring and other costs, and an insurance recovery. These items are reflected in the quarterly financial information as follows: first quarter restructuring and other charges of $4.7 million and impairment of intangible assets of $1.0 million; second quarter restructuring and other charges of $1.1 million; third quarter restructuring and other charges of $1.1 million; and fourth quarter restructuring and other charges of $2.5 million and impairment of intangible assets of $65.4 million. Also included in the first and second quarters are a $1.0 million and $9.1 million benefit from an insurance recovery, respectively.

Unusual charges during fiscal 2005 consisted of the charge to record the deferred contribution amounts under the Roundup® marketing agreement, impairment charges and restructuring and other costs. These charges are reflected in the quarterly financial information as follows: first quarter restructuring and other charges of $0.2 million and impairment of intangible assets of $22.0 million; second quarter restructuring and other charges of $0.1 million; third quarter deferred contribution charge under the Roundup® marketing agreement of $45.7 million; and fourth quarter restructuring and other charges of $8.3 million and impairment of intangible assets of $1.4 million. Also included in the fourth quarter is $3.6 million relating to an immaterial correction of prior periods' amortization expense.

NOTE 24. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTORS

The 6⅝% senior subordinated notes are general obligations of The Scotts Miracle-Gro Company and are guaranteed by all of the existing wholly-owned, domestic subsidiaries and all future wholly-owned, significant (as defined in Regulation S-X of the Securities and Exchange Commission) domestic subsidiaries of The Scotts Miracle-Gro Company. These subsidiary guarantors jointly and severally guarantee the obligations of the Company under the Notes. The guarantees represent full and unconditional general obligations of each subsidiary that are subordinated in right of payment to all existing and future senior debt of that subsidiary but are senior in right of payment to any future junior subordinated debt of that subsidiary.

The following information presents consolidating Statements of Operations and Statements of Cash Flows for each of the three years in the period ended September 30, 2006, and Balance Sheets as of September 30, 2006 and 2005.

The Scotts Miracle-Gro Company
Consolidating Statement of Operations
for the fiscal year ended September 30, 2006
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
Net sales	$ —	$2,184.7	$512.4	$ —	$2,697.1
Cost of sales	—	1,400.6	340.5	—	1,741.1
Restructuring and other charges	—	—	0.1	—	0.1
Gross profit	—	784.1	171.8	—	955.9
Operating expenses:					
Selling, general and administrative	—	504.2	132.7	—	636.9
Impairment, restructuring, and other charges	—	28.4	47.3	—	75.7
Equity income in subsidiaries	(146.0)	—	—	146.0	—
Intercompany allocations	—	(21.2)	21.2	—	—
Other income, net	—	(7.6)	(1.6)	—	(9.2)
Income (loss) from operations	146.0	280.3	(27.8)	(146.0)	252.5
Interest expense	13.3	11.8	14.5	—	39.6
Income (loss) before income taxes	132.7	268.5	(42.3)	(146.0)	212.9
Income taxes	—	67.4	12.8	—	80.2
Income (loss) from continuing operations	132.7	201.1	(55.1)	(146.0)	132.7
Income from discontinued operations	—	—	—	—	—
Net income (loss)	$ 132.7	$ 201.1	$ (55.1)	$(146.0)	$ 132.7

The Scotts Miracle-Gro Company
Consolidating Statement of Cash Flows
for the fiscal year ended September 30, 2006
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES					
Net income (loss)	$ 132.7	$ 201.1	$ (55.1)	$(146.0)	$ 132.7
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:					
Impairment of intangible assets	—	24.2	42.2	—	66.4
Stock-based compensation expense	—	15.7	—	—	15.7
Depreciation	—	44.0	7.0	—	51.0
Amortization	—	9.5	6.5	—	16.0
Deferred taxes	—	1.1	(1.5)	—	(0.4)
Equity income in subsidiaries	(146.0)	—	—	146.0	—
Gain on sale of property, plant and equipment	—	(0.5)	—	—	(0.5)
Changes in assets and liabilities, net of acquired businesses:					
Accounts receivable	—	(36.7)	(0.9)	—	(37.6)
Inventories	—	(58.8)	(1.8)	—	(60.6)
Prepaid and other current assets	—	(3.3)	(0.3)	—	(3.6)
Accounts payable	—	32.9	1.4	—	34.3
Accrued taxes and liabilities	0.1	(30.3)	(3.2)	—	(33.4)
Restructuring reserves	—	(10.0)	0.8	—	(9.2)
Other non-current items	—	2.0	—	—	2.0
Other, net	0.3	1.7	7.6	—	9.6
Net cash (used in) provided by operating activities	(12.9)	192.6	2.7	—	182.4
INVESTING ACTIVITIES					
Proceeds from the sale of property, plant and equipment	—	1.3	—	—	1.3
Investment in property, plant and equipment	—	(44.6)	(12.4)	—	(57.0)
Investments in acquired businesses, net of cash acquired	(97.8)	(20.6)	—	—	(118.4)
Net cash used in investing activities	(97.8)	(63.9)	(12.4)	—	(174.1)
FINANCING ACTIVITIES					
Borrowings under revolving and bank lines of credit	—	417.8	329.1	—	746.9
Repayments under revolving and bank lines of credit	—	(421.7)	(270.0)	—	(691.7)
Dividends paid	(33.5)	—	—	—	(33.5)
Payments on seller notes	—	(4.5)	—	—	(4.5)
Purchase of common shares	(87.9)	—	—	—	(87.9)
Excess tax benefits from share-based payment arrangements	—	6.2	—	—	6.2
Cash received from exercise of stock options	17.6	—	—	—	17.6
Intercompany financing	214.5	(157.6)	(56.9)	—	—
Net cash (used in) provided by financing activities	110.7	(159.8)	2.2	—	(46.9)
Effect of exchange rate changes	—	(1.2)	7.7	—	6.5
Net increase (decrease) in cash	—	(32.3)	0.2	—	(32.1)
Cash and cash equivalents, beginning of year	—	42.5	37.7	—	80.2
Cash and cash equivalents, end of year	$ —	$ 10.2	$ 37.9	$ —	$ 48.1

The Scotts Miracle-Gro Company
Consolidating Balance Sheet
As of September 30, 2006
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
		ASSETS			
Current assets:					
Cash and cash equivalents	$ —	$ 10.2	$ 37.9	$ —	$ 48.1
Accounts receivable, net	—	292.9	87.5	—	380.4
Inventories, net	—	310.1	99.1	—	409.2
Prepaid and other assets	—	84.1	20.2	—	104.3
Total current assets	—	697.3	244.7	—	942.0
Property, plant and equipment, net	—	317.8	49.8	—	367.6
Goodwill	—	333.4	124.7	—	458.1
Intangible assets, net	—	343.6	81.1	—	424.7
Other assets	8.8	14.8	1.6	—	25.2
Investment in affiliates	973.8	—	—	(973.8)	—
Intracompany assets	299.2	—	—	(299.2)	—
Total assets	$1,281.8	$1,706.9	$ 501.9	$(1,273.0)	$2,217.6
		LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:					
Current portion of debt	$ —	$ 3.1	$ 2.9	$ —	$ 6.0
Accounts payable	—	155.2	45.2	—	200.4
Accrued liabilities	0.1	172.8	96.2	—	269.1
Accrued taxes	—	18.5	2.2	—	20.7
Total current liabilities	0.1	349.6	146.5	—	496.2
Long-term debt	200.0	20.9	254.3	—	475.2
Other liabilities	—	133.7	30.8	—	164.5
Intracompany liabilities	—	59.4	239.8	(299.2)	—
Total liabilities	200.1	563.6	671.4	(299.2)	1,135.9
Shareholders' equity	1,081.7	1,143.3	(169.5)	(973.8)	1,081.7
Total liabilities and shareholders' equity	$1,281.8	$1,706.9	$ 501.9	$(1,273.0)	$2,217.6

The Scotts Miracle-Gro Company
Consolidating Statement of Operations
for the fiscal year ended September 30, 2005
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
Net sales	$ —	$1,850.8	$518.5	$ —	$2,369.3
Cost of sales	—	1,172.9	336.3	—	1,509.2
Restructuring and other charges	—	(0.4)	0.1	—	(0.3)
Gross profit	—	678.3	182.1	—	860.4
Operating expenses:					
Selling, general and administrative	—	494.1	139.7	—	633.8
Impairment, restructuring and other charges	—	8.0	25.2	—	33.2
Equity income in subsidiaries	(117.8)	—	—	117.8	—
Intercompany allocations	—	(23.5)	23.5	—	—
Other income, net	—	(9.6)	2.1	—	(7.5)
Income from operations	117.8	209.3	(8.4)	(117.8)	200.9
Costs related to refinancings	1.3	—	—	—	1.3
Interest expense	15.9	16.5	9.1	—	41.5
Income (loss) before income taxes	100.6	192.8	(17.5)	(117.8)	158.1
Income taxes (benefit)	—	64.1	(6.4)	—	57.7
Income (loss) from continuing operations	100.6	128.7	(11.1)	(117.8)	100.4
Income from discontinued operations	—	0.2	—	—	0.2
Net income (loss)	$100.6	$ 128.9	$ (11.1)	$(117.8)	$ 100.6

The Scotts Miracle-Gro Company
Consolidating Statement of Cash Flows
for the fiscal year ended September 30, 2005
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES					
Net income (loss)	$ 100.6	$ 128.9	$ (11.1)	$(117.8)	$ 100.6
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Impairment of intangible assets	—	—	23.4	—	23.4
Costs related to refinancings	1.3	—	—	—	1.3
Stock-based compensation expense	—	10.7	—	—	10.7
Depreciation	—	42.7	6.9	—	49.6
Amortization	—	9.8	7.8	—	17.6
Deferred taxes	—	(13.6)	—	—	(13.6)
Equity income in subsidiaries	(117.8)	—	—	117.8	—
Changes in assets and liabilities, net of acquired businesses:					
Accounts receivable	—	(29.4)	(8.5)	—	(37.9)
Inventories	—	(21.0)	5.2	—	(15.8)
Prepaid and other current assets	—	(0.2)	8.3	—	8.1
Accounts payable	—	19.3	(9.0)	—	10.3
Accrued taxes and liabilities	—	28.1	(0.2)	—	27.9
Restructuring reserves	—	11.4	(1.1)	—	10.3
Other non-current items	—	5.9	0.7	—	6.6
Other, net	—	32.3	(4.7)	—	27.6
Net cash provided by (used in) operating activities	(15.9)	224.9	17.7	—	226.7
INVESTING ACTIVITIES					
Redemption of available for sale securities	—	57.2	—	—	57.2
Investment in property, plant and equipment	—	(36.9)	(3.5)	—	(40.4)
Investments in acquired businesses, net of cash acquired	—	(77.7)	—	—	(77.7)
Net cash used in investing activities	—	(57.4)	(3.5)	—	(60.9)
FINANCING ACTIVITIES					
Borrowings under revolving and bank lines of credit	—	174.3	749.9	—	924.2
Repayments under revolving and bank lines of credit	—	(169.4)	(567.0)	—	(736.4)
Repayment of term loans	(399.0)	—	—	—	(399.0)
Financing and issuance fees	(3.6)	—	—	—	(3.6)
Dividends paid	(8.6)	—	—	—	(8.6)
Payments on seller notes	—	(6.9)	—	—	(6.9)
Proceeds from termination of interest rate swaps	2.9	—	—	—	2.9
Cash received from exercise of stock options	—	32.2	—	—	32.2
Intercompany financing	424.2	(238.9)	(185.3)	—	—
Net cash (used in) provided by financing activities	15.9	(208.7)	(2.4)	—	(195.2)
Effect of exchange rate changes	—	—	(6.0)	—	(6.0)
Net increase (decrease) in cash	—	(41.2)	5.8	—	(35.4)
Cash and cash equivalents, beginning of year	—	83.7	31.9	—	115.6
Cash and cash equivalents, end of year	$ —	$ 42.5	$ 37.7	$ —	$ 80.2

The Scotts Miracle-Gro Company
Consolidating Balance Sheet
As of September 30, 2005
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$	$ 42.5	$ 37.7	$ —	$ 80.2
Accounts receivable, net		240.3	83.0	—	323.3
Inventories, net		232.5	92.4	—	324.9
Prepaid and other assets		40.1	19.3	—	59.4
Total current assets		555.4	232.4	—	787.8
Property, plant and equipment, net		294.7	42.3	—	337.0
Goodwill		314.9	118.0	—	432.9
Intangible assets, net		315.4	124.1	—	439.5
Other assets	10.6	10.8	0.3	—	21.7
Investment in affiliates	1,660.5	—	—	(1,660.5)	—
Intracompany assets	—	606.9	—	(606.9)	—
Total assets	$ 1,671.1	$2,098.1	$ 517.1	$ (2,267.4)	$2,018.9
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current portion of debt	$	$ 4.1	$ 7.0	$ —	$ 11.1
Accounts payable		110.2	41.5	—	151.7
Accrued liabilities		222.5	92.2	—	314.7
Accrued taxes		5.2	3.5	—	8.7
Total current liabilities		342.0	144.2	—	486.2
Long-term debt	200.0	16.1	166.3	—	382.4
Other liabilities		102.2	21.9	—	124.1
Intracompany liabilities	444.9	—	162.0	(606.9)	—
Total liabilities	644.9	460.3	494.4	(606.9)	992.7
Shareholders' equity	1,026.2	1,637.8	22.7	(1,660.5)	1,026.2
Total liabilities and shareholders' equity	$ 1,671.1	$2,098.1	$ 517.1	$(2,267.49)	$2,018.9

The Scotts Miracle-Gro Company
Consolidating Statement of Operations
for the fiscal year ended September 30, 2004
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
Net sales	$1,087.4	$544.2	$474.9	$ —	$2,106.5
Cost of sales	684.0	328.6	300.9	—	1,313.5
Restructuring and other charges	0.2	—	0.4	—	0.6
Gross profit	403.2	215.6	173.6	—	792.4
Operating expenses:					
Selling, general and administrative	345.6	53.6	141.5	—	540.7
Impairment, restructuring and other charges	4.1	0.2	4.8	—	9.1
Equity income in subsidiaries	(107.2)	—	—	107.2	—
Intercompany allocations	(27.7)	6.7	21.0	—	—
Other income, net	(1.9)	(4.5)	(3.8)	—	(10.2)
Income from operations	190.3	159.6	10.1	(107.2)	252.8
Costs related to refinancings	45.5	—	—	—	45.5
Interest expense (income)	52.1	(13.1)	9.8	—	48.8
Income before income taxes	92.7	172.7	0.3	(107.2)	158.5
Income taxes (benefit)	(8.2)	66.1	0.1	—	58.0
Income from continuing operations	100.9	106.6	0.2	(107.2)	100.5
Income from discontinued operations, net of tax	—	0.4	—	—	0.4
Net income	$ 100.9	$ 107.0	$ 0.2	$(107.2)	$ 100.9

The Scotts Miracle-Gro Company
Consolidating Statement of Cash Flows
for the fiscal year ended September 30, 2004
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES					
Net income	$ 100.9	$107.0	$ 0.2	$(107.2)	$ 100.9
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Costs related to refinancings	45.5	—	—	—	45.5
Stock-based compensation expense	7.8	—	—	—	7.8
Depreciation	26.4	11.3	8.4	—	46.1
Amortization	0.4	7.0	4.2	—	11.6
Deferred taxes	17.6	—	—	—	17.6
Equity income in subsidiaries	(107.2)	—	—	107.2	—
Changes in assets and liabilities, net of acquired businesses:					
Accounts receivable	14.6	(20.2)	3.7	—	(1.9)
Inventories	10.9	(7.2)	(17.7)	—	(14.0)
Prepaid and other current assets	(3.3)	(2.2)	(11.4)	—	(16.9)
Accounts payable	(8.4)	(10.7)	0.4	—	(18.7)
Accrued taxes and liabilities	25.2	2.8	1.5	—	29.5
Restructuring reserves	0.6	(0.5)	0.7	—	0.8
Other non-current items	(9.1)	1.4	1.9	—	(5.8)
Other, net	6.6	3.2	1.9	—	11.7
Net cash provided by (used in) operating activities	128.5	91.9	(6.2)	—	214.2
INVESTING ACTIVITIES					
Investment in available for sale securities	(121.4)	—	—	—	(121.4)
Redemption of available for sale securities	64.2	—	—	—	64.2
Payment on seller notes	(2.0)	(10.3)	—	—	(12.3)
Investment in property, plant and equipment, net	(10.7)	(15.2)	(9.2)	—	(35.1)
Investments in acquired businesses, net of cash acquired	(0.3)	(4.7)	(3.2)	—	(8.2)
Net cash used in investing activities	(70.2)	(30.2)	(12.4)	—	(112.8)
FINANCING ACTIVITIES					
Borrowings under revolving and bank lines of credit	—	—	648.6	—	648.6
Repayments under revolving and bank lines of credit	—	—	(646.6)	—	(646.6)
Repayment of term loans	(827.5)	—	—	—	(827.5)
Proceeds from issuance of term loans	900.0	—	—	—	900.0
Redemption of 8⅝% Senior Subordinated Notes	(418.0)	—	—	—	(418.0)
Proceeds from issuance of 6⅝% Senior Subordinated Notes	200.0	—	—	—	200.0
Financing and issuance fees	(13.0)	—	—	—	(13.0)
Cash received from exercise of stock options	23.5	—	—	—	23.5
Intercompany financing	27.0	(61.6)	34.6	—	—
Net cash provided by (used in) financing activities	(108.0)	(61.6)	36.6	—	(133.0)
Effect of exchange rate changes	—	—	(8.7)	—	(8.7)
Net increase (decrease) in cash	(49.7)	0.1	9.3		(40.3)
Cash and cash equivalents, beginning of year	132.1	1.2	22.6	—	155.9
Cash and cash equivalents, end of year	$ 82.4	$ 1.3	$ 31.9	$ —	$ 115.6

ADDITIONAL ACCOUNTING MATTERS

As previously reported in the Current Report on Form 8-K/A filed by The Scotts Company, the public company predecessor to The Scotts Miracle-Gro Company, on December 17, 2004, at a meeting held on December 2, 2004, the Audit Committee of the Board of Directors of The Scotts Company dismissed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm and approved the engagement of Deloitte & Touche LLP as the Company's independent registered public accounting firm. Deloitte & Touche LLP accepted the engagement as the Company's independent registered public accounting firm effective as of December 17, 2004.

As of the date of PricewaterhouseCoopers LLP's dismissal as the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP and the Company had an open consultation regarding the appropriate accounting treatment for an approximately $3.0 million liability resulting from a bonus pool related to an acquisition made during the first quarter of the Company's 2005 fiscal year. At the time of their dismissal, PricewaterhouseCoopers LLP did not have sufficient information to reach a conclusion on the appropriate accounting for this matter. Since this matter was not resolved prior to PricewaterhouseCoopers LLP's dismissal, this matter was considered a reportable event under Item 304(a)(1)(v)(D) of SEC Regulation S-K.

Based on a thorough review of the facts and circumstances, and relevant accounting literature regarding this matter, the Company determined that this liability should be recorded on the opening balance sheet of Smith & Hawken®. This liability was based on an incentive agreement between the prior owners of Smith & Hawken® and their employees, whereby a portion of the purchase price was to be paid to the employees upon the sale of the business. No post-sale service was required in order for the employees to earn this bonus; therefore, this was considered a liability assumed by the Company as of the purchase date and not an expense related to post-acquisition service.

GOVERNANCE DOCUMENTS

In accordance with the requirements of Section 303A.10 of the New York Stock Exchange's Listed Company Manual, the Board of Directors of the Registrant has adopted a Code of Business Conduct and Ethics covering the members of the Registrant's Board of Directors and associates (employees) of the Registrant and its subsidiaries, including, without limitation, the Registrant's principal executive officer, principal financial officer and principal accounting officer. The Registrant intends to disclose the following on its Internet website located at http://investor.scotts.com within four business days following their occurrence: (A) the date and nature of any amendment to a provision of its Code of Business Conduct and Ethics that (i) applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, (ii) relates to any element of the code of ethics definition enumerated in Item 406(b) of SEC Regulation S-K, and (iii) is not a technical, administrative or other non-substantive amendment; and (B) a description (including the nature of the waiver, the name of the person to whom the waiver was granted and the date of the waiver) of any waiver, including an implicit waiver, from a provision of the Code of Business Conduct and Ethics to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, that relates to one or more of the elements of the code of ethics definition set forth in Item 406(b) of SEC Regulation S-K.

The text of the Code of Business Conduct and Ethics, the Registrant's Corporate Governance Guidelines, the Audit Committee charter, the Governance and Nominating Committee charter, the Compensation and Organization Committee charter and the Innovation & Technology Committee charter are posted under the "governance" link on the Registrant's Internet website located at http://investor.scotts.com. Interested persons may also obtain copies of each of these documents without charge by writing to The Scotts Miracle-Gro Company, Attention: Corporate Secretary, 14111 Scottslawn Road, Marysville, Ohio 43041.

Shareholder Information

World Headquarters
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011

www.scotts.com

Annual Meeting
The annual meeting of shareholders will be held at The Berger Learning Center, 14111 Scottslawn Road, Marysville, Ohio 43041, on Thursday, January 25, 2007, at 10:00 a.m. (EST).

NYSE Symbol
The common shares of The Scotts Miracle-Gro Company trade on the New York Stock Exchange under the symbol SMG.

SMG LISTED NYSE

Transfer Agent and Registrar
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900

Shareholder and Investor Relations Contact
James D. King
Vice President, Investor Relations and Corporate Communications

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011

Dividends
On June 22, 2005, The Scotts Miracle-Gro Company announced that its Board of Directors had approved the establishment of a quarterly cash dividend. The $0.50 per share (adjusted for the 2-for-1 stock split distributed November 9, 2005) annual dividend has been paid in quarterly increments since the fourth quarter of fiscal 2005. On December 12, 2006, the Company announced its intention for a one-time cash dividend totalling $500 million to be paid during fiscal 2007.

The payment of future dividends, if any, on common shares will be determined by the Board of Directors of The Scotts Miracle-Gro Company in light of conditions then existing, including the Company's earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors.

Stock Price Performance
See chart at right for stock price performance. The Scotts Miracle-Gro Company common shares have been publicly traded since January 31, 1992.

Shareholders
As of November 28, 2006, there were approximately 49,000 shareholders, including holders of record and The Scotts Miracle-Gro Company's estimate of beneficial holders.

Publications for Shareholders
In addition to this 2006 Annual Report, The Scotts Miracle-Gro Company informs shareholders about the Company through the Form 10-K Report, the Form 10-Q Reports, the Form 8-K Reports and the Notice of Annual Meeting of Shareholders and Proxy Statement.

Copies of any of these documents may be obtained without charge on our Investor Relations Web site at http://investor.scotts.com or by writing to:

The Scotts Miracle-Gro Company
Attention: Investor Relations
14111 Scottslawn Road
Marysville, Ohio 43041

Certifications
The Scotts Miracle-Gro Company has filed the certifications of its chief executive officer and its chief financial officer, required by Section 302 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14(a) under the Securities Exchange Act of 1934, as exhibits to its Annual Report on Form 10-K for the fiscal year ended September 30, 2006.

On February 16, 2006, The Scotts Miracle-Gro Company, submitted to the New York Stock Exchange the annual certification of the chief executive officer required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Stock Price Range*

Fiscal year ended September 30, 2006	HIGH	LOW
First Quarter	$48.11	$41.37
Second Quarter	$50.47	$44.94
Third Quarter	$47.50	$39.40
Fourth Quarter	$44.98	$37.22

Fiscal year ended September 30, 2005	HIGH	LOW
First Quarter	$36.83	$30.95
Second Quarter	$36.19	$33.29
Third Quarter	$36.56	$33.55
Fourth Quarter	$43.97	$36.19

**Adjusted to reflect 2-for-1 stock split, November 9, 2005*

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:
Certain of the statements contained in this 2006 Annual Report, including, but not limited to, information regarding the future financial performance and financial condition of the Company, the plans and objectives of the Company's management, and the Company's assumptions regarding such performance and plans are forward-looking in nature. Actual results could differ materially from the forward-looking information in this 2006 Annual Report, due to a variety of factors. Additional detailed information concerning a number of the important factors that could cause actual results to differ materially from the forward-looking information contained in this 2006 Annual Report is readily available in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2006, which is filed with the Securities and Exchange Commission.

THE Scotts Miracle-Gro COMPANY

14111 Scottslawn Road
Marysville, Ohio 43041
937.644.0011
www.scotts.com

